7/22

06014569

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aditya Birla Nuvo Limited

*CURRENT ADDRESS Junagadh - Veraval Road
Veraval - 362 266
Gujarat, India

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

FILE NO. 82- 34979 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 6/21/06



Annual Report | 2003 - 2004

INDIAN RAYON

ADITYA BIRLA GROUP

Indian Rayon And Industries Limited


IN HOMAGE
TO A LEGEND

"Time and again, the supremacy of the human element cannot be over emphasized. The success or failure of an organisation depends on people, on human beings, on their talent, on their initiative, on their ability to lead, and coordinate with others, to work as a team. It also depends on the ability of the organisation, to motivate them to greater heights".

We carry forth his vision of people power.

ADITYA VIKRAM BIRLA
November 14, 1943 - October 1, 1995

INDIAN RAYON AND INDUSTRIES LIMITED

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla, Chairman
Mrs. Rajashree Birla
Mr. H. J. Vaidya
Mr. B. L. Shah
Mr. P. Murari
Mr. B. R. Gupta
Ms. Tarjani Vakil
Mr. Vikram Rao
Mr. H. V. Lodha
Mr. S. C. Bhargava

MANAGER

Mr. K. K. Maheshwari

CHIEF FINANCIAL OFFICER

Mr. Adesh Gupta, President

COMPANY SECRETARY

Mr. Devendra Bhandari

AUDITORS

Khimji Kunverji & Co., Mumbai
S.R. Batliboi & Co., Mumbai

BRANCH AUDITORS

K. S. Aiyar & Co., Mumbai
Deloitte Haskins & Sells, Bangalore
Clark, Gardner, Wolf & Co., Mumbai

SOLICITORS

Mulla & Mulla and Craigie, Blunt & Caroe, Mumbai

REGISTERED OFFICE

Junagadh-Veraval Road, Veraval - 362 266 (Gujarat)

EXECUTIVES

RAYON DIVISION

Mr. K. K. Maheshwari	Group Executive President
Mr. K.C. Jhanwar	Executive President
Mr. S. S. Gupta	Joint President
Mr. D. P. Modani	Sr. Vice President (Fin. & Comm.)
Mr. S. K. Nanda	Sr. Vice President (Caustic)
Mr. J. P. Pandey	Sr. Vice President (Production)
Mr. K. D. Joshi	Sr. Vice President (Marketing)

HI-TECH CARBON

Mr. M. C. Bagrodia	Group Executive President
Mr. S. S. Rathi	Executive President
Mr. Girish Singh	Sr. Vice President (Chennai Unit)
Mr. R. K. Dad	Sr. Vice President (Chennai Unit)

TEXTILES

Mr. J. C. Soni	President
Mr. J. Shroff	Sr. Vice President
Mr. S. K. Patodia	Sr. Vice President

MADURA GARMENTS

Mr. Hemchandra Javeri	President

INSULATOR DIVISION (DOMESTIC MARKETING)

Mr. D. R. Dhariwal	Executive President

GLOBAL EXPORTS & MARKETING

Mr. S. R. Dutt	President

CORPORATE FINANCE DIVISION

Mr. Manoj Kedia	Sr. Vice President
Ms. Pinky Mehta	Sr. Vice President (Taxation)
Mr. Anil Rustogi	Sr. Vice President – Corporate Finance

Contents

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Shareholders,

With the economy having gained its sheen, and having surged at 8 per cent during the year, backed by a good monsoon, and a resurgence on all fronts, consumer sentiments naturally revived. These developments at the macro level had a salutary effect on your Company's operations. Barring textiles all other sectors that your Company operates in gained in revenues and earnings. Your Company's results have been indeed impressive.

Gross revenues at Rs.1573.84 crores have risen by 9 per cent vis-à-vis Rs.1442.42 crores attained in the previous year. Profit before tax and exceptional items at Rs.161.48 crores over Rs.146.73 crores of the previous year is up by 10 per cent.

One of the key strategic initiatives of the year has been the acquisition of TransWorks, a leading ITES/BPO Company. The BPO sector offers enormous growth potential. This acquisition is a forward step in creating a balanced portfolio of businesses in your Company, comprising of the knowledge sector and real economy businesses.

Your Company's earlier forays into the knowledge sector – in especially the branded apparel and insurance sectors, have been encouraging.

The divestment of your Company's stake in Indo Gulf, has been a value-creating move that unlocked capital.

Asset sweating, maximizing operational efficiencies and a tight rein on costs wherever possible, continue to be the hallmark of your Company. To amplify the bottom-line, your Company has been increasingly moving towards value-added products that provide innovative customer offerings.

I would now like to brief you on our business sectors and the growth trajectories that we have blue-printed.

"Asset sweating, maximizing operational efficiencies and a tight rein on costs wherever possible, continue to be the hallmark of your Company. To amplify the bottom-line, your Company has been increasingly moving towards value-added products that provide innovative customer offerings."

Viscose Filament Yarn

Viscose Filament Yarn (VFY) continues to be a key contributor to your Company's profitability. The Division has had a tough slog in the face of the weavers' strike. Nevertheless, it outperformed industry, with regard to volumes and carried the lowest inventories.

To raise the share of value-added yarns, your Company has embarked on the Continuous Spinning Yarn capacity expansion and is putting up new facilities for the manufacture of coloured yarns, which is the preference of customers in the global markets. These steps will result in the ongoing profitability of the VFY business.

Garments

In the branded apparel segment, the Division has had a remarkable turnaround. Undeterred by the intense competition from global and regional brands, Madura Garments could retain its edge. Cobbling together innovation in products, design differentiation and range extensions let the Division stay ahead.

To drive profitable growth, the Division will encash on opportunities for garnering retail space in high streets and top malls. Capitalising on its brand equity, and offering a lifestyle solution for its brands will be priorities in its forward march too.

Carbon Black

The buoyancy in the auto and tyre sector in the country continue to fuel your Company's carbon black business. Importantly, effective procurement of carbon black feedstock, given the volatile oil prices, has enabled the Division maintain earnings.

To significantly expand your Company's presence across the globe, it has ramped up production capacity to 1,60,000 metric ton per annum.

Textiles

The environment continues to be challenging for the textile business. Higher input costs, lower realizations and an appreciating rupee has had an adverse bearing on the Division's bottom-line. It's thrust on niche fabrics such as linen and value-added worsted yarns, will continue. To some extent, this will give the business a leg up.

Insulators

Your Company's Joint Venture with NGK Insulators for bettering operational efficiencies, higher yield and introducing high voltage insulators, is progressing well.

A roadmap has been laid out to bring in improved results through capacity expansion, and plant modernization through debottlenecking. In turn, this will accord your Company with new opportunities to serve customers of high voltage insulators.

Insurance

The insurance business has a long-gestation period. Its business plans are well on track. Today it is the second largest player amongst the private insurance companies. It has also attained a leadership position in group insurance and unit linked products.

The Software Business

The software business has reversed the downward trend in performance. Through its unrelenting endeavours, it has acquired new customers, improved the revenue flow and curtailed losses. Going forward, the emphasis will be on strengthening its marketing and delivery capabilities.

BPO

I am very pleased to record that the BPO business has had an exceptionally strong year. Revenues have leapfrogged. New clients including some leading Fortune 500 Companies have come within its fold. The ITES/BPO sector is the fastest growing sector in the country. I have no doubt that, given TransWorks value proposition of total commitment to its clients businesses, its share in the industry will grow several-fold and be a major contributor to your Company's bottom-line.

Outlook

I believe your Company's Garment, BPO and Carbon Black businesses will spur growth. Viscose Filament Yarn will continue to occupy the pride of place as the Company's major contributor. I expect enhanced performance from the insurance and insulator businesses as well.

Given your Company's strong fundamentals and its business focus, I am sure, your Company will continue to sustain growth in revenues and earnings.

"I believe your Company's Garment, BPO and Carbon Black businesses will spur growth. Viscose Filament Yarn will continue to occupy the pride of place as the Company's major contributor. I expect enhanced performance from the insurance and insulator businesses as well."

Behind your Company's considerable achievements, lies the intellectual and emotional commitment that our people bring to their work. Besides operational efficiency and project management skills, honed under the most demanding and competitive conditions, it is the spirit of entrepreneurship and the way all of our employees bond cohesively with the organization. I wish to record my genuine appreciation of their contribution.

The Aditya Birla Group in Perspective

Let me now take you through some of the key events of the last year:

- One, we completed the restructuring of the non-ferrous metals business. Consequently, Hindalco has become a non-ferrous metals powerhouse with at least global visibility.
- Two, consistent with our objective of becoming a world-class, globally competitive, integrated copper player, we forayed into Australia with the acquisition of two copper mines – the Nifty Mines (2002-03) and Mount Gordon in the last year.

- We entered the land of the dragon, i.e., we ventured into China, with the acquisition of Liaoning Carbon Black. This 12,000 tonne Carbon Black plant will enhance our global presence in this business. We are now the fourth largest Carbon Black player globally.
- And finally, coming to market capitalization: The market capitalization of the listed Group companies in India increased 97.4% over the past year, far outpacing the rise of 62.7% in the BSE Sensex, over the same period. This measure reflects more than just numbers; it provides a sense of our standing in terms of governance, and the faith investors repose in us, and a recognition – at long last - of our efforts at value creation.

The year that has just gone by has been I believe, a watershed year for our Group. Because, in thi[s] year, we have seen the last of the major restructuring initiatives that we needed to undertake. We have emerged stronger, fitter and a leader in many ways. And, now, we are at an inflection point. We stand at the threshold of a new phase in the life of our organisation. I do believe that the rest of the decade – from here on – will be marked by a distinctly different theme. The earlier accent – on restructuring and consolidation – will give way to a phase of growth, not just incremental and normal growth, but accelerated growth. So, the dominant theme, from here on, will be aggressive growth.

Focus On People

All these years, our team across the Group, has stretched incessantly to make the Aditya Birla Group a great place to work in. In one sentence, we have sharply focused on creating a meritocracy. For us, this meant putting in place systems to induct the right talent, for spotting and tracking nascent talent, for creating leaders with a cocktail of skills, who have exposure to different functions, businesses and countries.

"All these years, our te across the Group, has stre incessantly to make th Aditya Birla Group a great to work in. In one sente we have sharply focused creating a meritocrac For us, this meant puttin place systems to induct right talent, for spotting tracking nascent talent, creating leaders with a co of skills, who have expos to different functions businesses and countrie

Working with Hay Consultants, we have carried out an extensive job analysis and evaluation exercise. More than 4500 jobs have been evaluated and competencies mapped. Succession plans are in place too. By and large, our objective is to make sure that the leadership-pipeline is always full of talented individuals who are raring to shoulder responsibilities that our various businesses offer.

To foster a learning culture, at Gyanodaya, the Aditya Birla Institute of Management Learning, which is now looked upon as a benchmark for training, more than 2130 executives were trained in 86 diverse programmes for honing their competencies, both for their current and future roles. A virtual campus has been launched through an e-learning portal. Over 3884 unique users, from top-down and bottom-up have enrolled in these self-learning projects. More than 25,725 man-hours of learning have been logged. Our intent is to provide unrivalled learning opportunities to our people across levels.

Today, our Group is anchored by an extraordinary force of 72,000 employees. More than 70 percent of these are under the age of 40 and over 12,000 of our people are drawn from 20 foreign nationalities. Even as the focus on managerial capability is becoming much sharper, we are building capabilities not for an Indian manager who works internationally, but for a global manager, who happens to be an Indian.

"Today, our Group is anchored by an extraordinary force of 72,000 employees. More than 70 percent of these are under the age of 40 and over 12,000 of our people are drawn from 20 foreign nationalities. Even as the focus on managerial capability is becoming much sharper, we are building capabilities not for an Indian manager who works internationally, but for a global manager, who happens

We are positioned in almost all our businesses at the cusp of a growth opportunity. Above all, our people have the passion that brings energy into the organisation.

Best regards,

Yours sincerely,

Kumar Mangalam Birla

Date: 29th April, 2004

FINANCIAL HIGHLIGHTS

	Units	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1994-95
PRODUCTION (Quantity)											
Garments (Acquired w.e.f. 1st Jan., 00)	' 000 Nos.	7,263	5,610	6,602	5,164	2,445	-	-	-	-	-
Viscose Filament Rayon Yarn	MT	16,060	15,873	12,253	15,496	12,621	14,685	14,273	13,803	13,615	13,217
Caustic Soda	MT	39,305	34,875	23,976	30,620	27,419	17,085	13,883	400	-	-
Chlorine	MT	32,732	28,543	19,258	23,960	21,750	13,751	10,529	349	-	-
Spun Yarns	MT	14,421	13,781	12,717	13,490	14,113	16,275	15,721	12,549	11,211	12,732
Carbon Black (* Includes trial run production)	MT	118,707*	112,563	93,634	89,739	95,828	63,968	42,104	52,209	51,056	43,140
Insulators (Demerged w.e.f. 1st Aug., 02)	MT	-	7,673	25,277	25,665	24,353	24,026	22,752	21,077	20,728	13,667
White Cement (Demerged w.e.f. 1st Sep., 98)	' 000 MT	-	-	-	-	-	81	199	158	155	150
Cement (Demerged w.e.f. 1st Sep., 98)	' 000 MT	-	-	-	-	-	1,045	3,075	2,934	2,362	1,680
SALES (Quantity)											
Garments	' 000 Nos.	7,552	6,173	7,068	5,884	1,130	-	-	-	-	-
Viscose Filament Rayon Yarn	MT	15,694	15,422	12,812	15,326	13,507	13,662	14,322	13,688	13,725	12,527
Caustic Soda	MT	39,344	34,207	24,111	31,104	27,516	16,694	13,596	204	-	-
Chlorine	MT	32,994	28,256	19,290	23,834	21,890	13,784	10,547	159	-	-
Spun Yarns	MT	14,594	13,882	13,188	13,258	14,641	16,483	15,190	12,568	11,555	10,755
Carbon Black (# Includes trial run sales)	MT	118,182#	114,232	94,504	91,735	94,656	61,243	42,118	50,647	51,618	25,935
Insulators (Domestic sales since 03-04)	MT	6,813	7,596	25,184	25,691	23,701	23,656	23,088	21,179	20,504	13,969
White Cement	' 000 MT	-	-	-	-	-	79	202	159	153	152
Cement	' 000 MT	-	-	-	-	-	1,054	3,083	2,952	2,314	1,688
PROFIT & LOSS ACCOUNT											
GROSS SALES (excluding captive consumption)											Rs. in Cr
Garments		413.34	347.56	379.70	300.63	52.33	-	-	-	-	
Viscose Filament Rayon Yarn		292.33	319.82	223.55	246.61	229.64	266.22	283.31	261.64	251.22	224.77
Caustic Soda		38.49	24.61	25.56	27.87	21.60	8.41	4.44	0.03	-	-
Chlorine		24.45	27.55	4.53	12.97	7.34	4.57	4.31	0.03	-	-
Spun Yarns		353.13	307.43	225.87	247.77	235.46	232.02	226.25	181.88	175.59	129.41
Carbon Black		378.48	370.75	315.25	287.86	258.26	174.67	126.48	173.99	149.42	70.36
Insulators		59.82	62.87	201.04	196.36	166.98	185.79	157.78	134.89	112.98	77.01
White Cement		-	-	-	-	-	47.22	120.06	106.59	106.38	79.06
Cement		-	-	-	-	-	243.55	699.51	688.45	516.56	322.60
Others		154.02	132.76	174.64	205.88	215.53	298.67	192.40	93.64	90.27	174.86
Total Gross Sales		1,714.06	1,593.35	1,550.14	1,525.95	1,187.14	1,461.12	1,814.54	1,641.14	1,402.42	1,078.07
Excise duty		140.22	150.93	139.51	109.76	115.05	162.09	232.29	228.58	194.54	149.71
Net Sales		1,573.84	1,442.42	1,410.63	1,416.19	1,072.09	1,299.03	1,582.25	1,412.56	1,207.88	928.36
Operating Expenses		1,330.29	1,212.23	1,227.75	1,220.16	917.42	1,060.69	1,228.22	1,066.68	919.01	720.28
Operating Profit		243.55	230.19	182.88	196.03	154.67	238.34	354.03	345.88	288.87	208.08
Other Income		14.27	10.00	9.13	13.01	28.31	24.62	19.67	29.23	60.93	41.25
Interest Payment (Net)		14.82	21.72	45.73	61.79	52.89	56.90	54.97	56.51	75.31	46.06
Gross Profit		243.00	218.47	146.28	147.25	130.09	206.06	318.73	318.60	274.49	203.27
Depreciation /Amortisation		81.52	71.74	73.54	73.08	72.50	90.70	87.22	69.83	56.74	37.83
Profit before Exceptional Items and Tax		161.48	146.73	72.74	74.17	57.59	115.36	231.51	248.77	217.75	165.44
Exceptional Items Gain/ (Loss) (^ Due to exit from Sea Water Magnesia business)		19.95	(7.18)	1.33	-	(298.82)^	-	-	-	-	-
Profit after Exceptional Items		181.43	139.55	74.07	74.17	(241.23)	115.36	231.51	248.77	217.75	165.44
Provision for Current Tax		44.25	9.00	5.00	5.65	-	9.32	19.00	34.00	33.00	32.80
Provision for Deferred Tax		5.90	25.22	25.61	-	-	-	-	-	-	-
Net Profit		131.28	105.33	43.46	68.52	(241.23)	106.04	212.51	214.77	184.75	132.64
Equity Shares Dividend (incl. Dividend tax)		27.02	25.33	19.76	19.79	6.65	29.96	37.11	33.40	28.09	22.15
Retained Profit		104.26	80.00	23.70	48.73	(247.88)	76.08	175.40	181.37	156.66	110.49

	Units	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1994-95
BALANCE SHEET											Rs. in Crores
Net Fixed Assets		737.47	684.08	761.76	794.38	842.80	1,054.63	1,644.03	1,490.62	1,257.23	883.48
Assest held for disposal (Sea water Magnesia)		-	-	13.52	19.58	43.07	-	-	-	-	-
Long term Strategic Investments		581.63	412.19	435.12	312.63	229.83	224.67	139.31	88.87	54.51	47.55
Other Investments		159.99	102.11	4.67	31.19	114.32	215.52	227.73	200.64	306.38	521.50
Total Investments		741.63	514.30	439.79	343.82	344.16	440.19	367.04	289.51	360.89	569.05
Net Current Assets		318.95	359.85	425.24	438.09	441.41	569.52	576.20	705.48	498.76	311.59
Misc. expenditure not written off or adjusted		2.95	6.88	10.81	14.74	18.67	-	-	-	-	-
Capital Employed		1,801.00	1,565.11	1,651.12	1,610.61	1,690.11	2,064.34	2,587.27	2,485.61	2,116.88	1,764.12
Net Worth represented by:-											
Share Capital		59.88	59.88	59.88	59.88	59.88	67.48	67.48	44.98	44.95	44.67
Reserves & Surplus		1,207.80	1,110.91	1,030.91	1,082.79	1,034.06	1,345.80	1,510.03	1,356.93	1,175.04	1,013.09
Net Worth		1,267.68	1,170.79	1,090.79	1,142.67	1,093.94	1,413.28	1,577.51	1,401.91	1,219.99	1,057.76
Loan Fund											
Secured fund		405.81	266.32	443.47	454.48	450.03	638.06	869.04	875.57	720.45	554.97
Unsecured fund		0.00	1.58	15.66	13.46	146.14	13.00	140.72	208.13	176.44	151.39
Total Loan Funds		405.81	267.90	459.13	467.94	596.17	651.06	1,009.76	1,083.70	896.89	706.36
Deferred Tax		127.51	126.42	101.20	-	-	-	-	-	-	-
Capital Employed		1,801.00	1,565.11	1,651.12	1,610.61	1,690.11	2,064.34	2,587.27	2,485.61	2,116.88	1,764.12
RATIOS & STATISTICS											
Operating Margin	%	15.48	15.96	12.96	13.84	14.43	18.35	22.38	24.49	23.92	22.41
Gross Profit Margin	%	15.44	15.15	10.37	10.40	12.13	15.86	20.14	22.55	22.72	21.90
Net Margin before exceptional items	%	7.07	7.80	2.99	4.84	5.37	8.16	13.43	15.20	15.30	14.29
Net Sales / Total Assets	x	0.87	0.92	0.85	0.88	0.63	0.63	0.61	0.57	0.57	0.53
Interest Cover (EBITDA/Net Interest)	x	17.40	11.06	4.20	3.38	3.46	4.62	6.80	6.64	4.64	5.41
DSCR	x	1.70	1.09	2.01	0.96	0.56	1.87	1.06	2.27	2.20	1.78
ROACE (PBIT/ Average Capital Employed)	%	10.48	10.47	7.26	8.24	5.89	7.41	11.29	13.27	15.10	14.06
ROAE (Net Profit before exceptional items/ Average Net Worth)	%	9.13	9.95	3.77	6.13	4.59	7.09	14.27	16.38	16.22	15.18
ROAE (Net Profit/ Average Net Worth)	%	10.77	9.31	3.89	6.13	(19.24)	7.09	14.27	16.38	16.22	15.18
Current Ratio	x	2.27	2.61	2.98	3.45	3.30	2.99	2.30	2.43	2.36	1.67
Debt Equity Ratio (Gross)	x	0.32	0.23	0.42	0.41	0.54	0.46	0.64	0.77	0.74	0.67
Long Term Debt Equity Ratio	x	0.13	0.17	0.26	0.28	0.29	0.38	0.55	0.69	0.62	0.53
Dividend per share	Rs.	4.00	3.75	3.30	3.00	1.00	4.00	5.00	6.75	6.25	5.75
Dividend Payout (on Net Profit)	%	20.58	24.05	45.47	28.88	(2.76)	28.25	17.46	15.55	15.20	16.70
EPS (Before exceptional items)	Rs.	18.59	18.79	7.04	11.44	9.62	15.71	31.49	47.75	41.10	29.69
EPS	Rs.	21.92	17.59	7.26	11.44	(40.29)	15.71	31.49	47.75	41.10	29.69
CEPS (Before deferred tax & exceptional items)	Rs.	33.19	34.98	23.59	23.65	21.73	29.16	44.42	63.27	53.72	38.16
CEPS	Rs.	36.52	33.78	23.82	23.65	(28.18)	29.16	44.42	63.27	53.72	38.16
Book Value per share	Rs.	212	196	182	191	183	209	234	312	271	237
No. of Equity Shareholders	Numbers	105,365	117,869	124,153	127,257	133,805	155,558	160,539	167,908	174,676	175,426
Closing Market Price	Rs.	188.95	75.30	71.75	80.35	55.00	81.55	179.10	293.00	465.00	450.00
Market Capitalization	Rs. in Crores	1,131	451	430	481	329	550	1,209	1,318	2,090	2,010
Price /EPS Ratio	x	10.16	4.01	10.20	7.02	5.72	5.19	5.69	6.14	11.31	15.15
Price /Book Value Ratio	x	0.89	0.39	0.39	0.42	0.30	0.39	0.77	0.94	1.71	1.90
Exports (FOB)	Rs. in Crores	382.80	372.76	388.27	397.32	296.00	287.92	297.21	212.79	170.27	139.63
Capital Expenditure	Rs. in Crores	105.47	33.02	38.90	23.74	185.26	88.73	244.31	313.70	437.11	404.79

SIGNIFICANT TRANSFORMATION IN RECENT YEARS



TransWorks
Foray into the BPO sector through the acquisition of TransWorks
Carbon black Brownfield Expansion at Gummidipoondi
2003
PSI DATA SYSTEMS
Acquisition of PSI Data Systems from Group Bull SA, France
2002
De-merger of Insulators into a JV with NGK of Japan
2001
Birla Sun Life Insurance
Insurance Joint Venture with Sun Life of Canada
VANHEUSEN
Louis Philippe
The upper crest
PETER ENGLAND
Acquisition of Madura Garments
2000
Buy-back of Equity Shares
1999
De-merger of Cement business through a Group-wide Restructuring
1998
Closure of unviable Sea Water Magnesia project

QUARTERLY HIGHLIGHTS - FY 2004

Rs. in Crores

PARTICULARS	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	FY 2004
Gross Sales	369.94	465.26	447.60	431.26	1,714.06
Excise duty	30.92	38.82	35.84	34.64	140.22
Net Sales	339.02	426.44	411.76	396.62	1,573.84
Operating Expenses	288.46	357.20	349.07	335.58	1,330.29
Operating Profit	50.56	69.24	62.69	61.06	243.55
Other Income	2.80	5.80	2.38	3.29	14.27
Interest Payment (Net)	4.34	4.52	2.42	3.54	14.82
Gross Profit	49.02	70.52	62.65	60.81	243.00
Depreciation /Amortisation	18.52	22.47	20.23	20.30	81.52
Profit before Exceptional Items and Tax	30.50	48.05	42.42	40.51	161.48
Exceptional Items Gain/ (Loss) (Gain on disposal of holding in IGFL)	-	19.95	-	-	19.95
Profit after Exceptional Items	30.50	68.00	42.42	40.51	181.43
Provision for Current Tax	6.80	15.71	9.67	12.07	44.25
Provision for Deferred Tax	2.14	(1.30)	4.19	0.87	5.90
Net Profit	21.56	53.59	28.56	27.57	131.28
Operating Margin (%)	14.91	16.24	15.22	15.40	15.48
Gross Profit Margin (%)	14.46	16.54	15.22	15.33	15.44
Net Margin before exceptional items	6.36	7.89	6.94	6.95	7.07
EPS -Rs. (Before exceptional items)-Annualised	14.40	22.47	19.08	18.42	18.59
CEPS (Before deferred tax & exceptional items)-Annualised	28.20	36.61	35.39	32.56	33.19


Net Sales
Rs. in Crores
500
400
300
200
100
0
339.02
426.44
411.76
396.62
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04


Operating Profit
Rs. in Crores
80
70
60
50
40
30
20
10
0
50.56
69.24
62.69
61.06
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The Indian economy staged a smart recovery, after witnessing a sluggish growth phase during the last 3 years. Buoyed by a good monsoon, the resultant robustness in the agricultural sector and strong industrial and services sector activity, the economy clocked an impressive growth of 8% for the fiscal 2003-04 (FY04), against only 4% in the previous year. This led to a revival in consumer sentiments and improved demand across businesses that Your Company operates.

Regardless, each of your Company's business had its own challenges to meet. Among these were: the impact of a 50-day weavers strike against the introduction of Value Added Tax, a 11 days nationwide transporters strike, heightened volatility in input prices, intensified competition and threat of cheaper imports from China in various business segments.

Viewed against this backdrop, the overall performance of your Company has been satisfactory. Revenues have grown by 9% from Rs. 1,442.4 Crores in the previous year to Rs. 1,573.8 Crores. Profit before taxes and exceptional items is also 10% higher at Rs. 161.5 Crores.

STRATEGIC MOVE: ENTRY INTO BPO BUSINESS

India continues to dominate the Business Process Outsourcing market growing at over 50% annually, driven by a low cost base, and an efficient English speaking manpower. The Indian ITeS/BPO sector is projected to grow from $2 billion in 2002 to $12 billion in 2006.

Indian Rayon, an ambitious player in knowledge and services sectors, has got a running start into the fast-growing BPO sector with the acquisition of a 100% stake in TransWorks in July 2003. The Company has invested Rs. 68.8 Crores on acquisition. With this acquisition, Indian Rayon aspires to become a prominent BPO player by providing superior, distinctive and dependable services to the customers and in the process generate superior returns for the shareholders.

TransWorks is the world's first Company to be certified to the COPC2000@ Standard (Release 3.2), (Customer Operation Performance Center). TransWorks has built a strong, state of art delivery platform to serve Fortune 500 companies worldwide. Its service offerings include 24x7 outbound and inbound voice services, live chat and web support, and transaction and document processing. TransWorks is performing well after coming in the fold of Indian Rayon.

VALUE UNLOCKED FROM DIVESTMENT OF IGFL STAKE

In yet another value creating move, your Company has divested its stake in Indo Gulf Fertilizers Ltd. (IGFL). These shares were sold for Rs. 29.4 Crores and have resulted in exceptional gain of Rs. 20 Crores.

SEGMENTAL ANALYSIS AND REVIEW

Revenue Mix

The VFY, Carbon Black, Garment and Textiles businesses contribute almost equally to the total revenues. Over the previous year there is marginal change in revenue share.



Revenue Mix
FY 2004
Insulators 5%
Others 3%
VFY 21%
Textiles 25%
Garments 24%
Carbon Black 22%
FY 2003
Insulators 4%
Others 3%
VFY 23%
Textiles 24%
Garments 23%
Carbon Black 23%

PBDIT Mix

VFY and Carbon Black are the largest contributors to operating profits as compared to equal share of the businesses in revenues. Strategic initiatives in Garments business has paid off and its share has increased from 4% to 11%.


PBDIT Mix
FY 2004
Insulators 8%
Others 4%
Textiles 9%
VFY 38%
Carbon Black 30%
Garments 11%
FY 2003
Insulators 7%
Others 2%
Textiles 12%
VFY 46%
Carbon Black 29%
Garments 4%

The details of individual business performance are highlighted in subsequent paragraphs.

VISCOSE FILAMENT YARN (VFY)

Rs. Crores

	2003-04	2002-03	Change (%)
Installed Capacity (TPA)	15,000	15,000	—
Production (Tonnes)	16,060	15,873	1%
Sales Volume (Tonnes)	15,694	15,422	2%
VFY Net Realization (Rs./Kg)	178	189	-6%
Net Turnover	**335.2**	**338.0**	**-1%**
- VFY	279.4	290.7	-4%
- Caustic Soda and Chlorine	55.8	47.3	18%
Operating Profits	**99.4**	**117.3**	**-15%**
PBIT	77.9	97.1	-20%
Capital Employed	264.4	260.9	1%
ROCE (%)	29%	37%	—

Satisfactory performance through initiatives amidst challenging business environment

The Rayon Division has put to use multi pronged initiatives to derive remarkable performance amidst a tough business environment. The industry witnessed demand disruption by the weaver's strike, leading to inventory built-up and melting of realizations, was impacted further with higher input costs and import of low price yarn from China.

The Division has responded by sweating assets, enhancing export volumes, improving operational efficiencies, building the RAY ONE brand and improving customer service.

Revenues at Rs. 335.2 Crores were sustained on the back of better performance of the Chemical business. Sales volume rose by 272 tonnes to 15,694 tonnes, as lower domestic sales were compensated by highest ever exports volume. Despite the oversupply in domestic market, the Division maintained consistent production and achieved the highest ever-capacity utilisation of 107%. The Division outperformed peers as it holds 22 days of stock as against 47 days of stock held by the Industry.

VFY realization fell by 6% due to pressure on domestic realization and larger share of exports volume. T domestic market saw stock liquidation by all the major players and competition from cheaper imports in t lower end of the market. Domestic realization was also impaired by lower export orders for VFY based apparels fabric sampling was reduced due to higher VFY prices last year.

Chemical business performed well with an 18% increase in revenues to Rs. 55.8 Crores, as realizations improv and volumes rose. Electro Chemical Unit (ECU) realization moved up 3% from Rs. 16,854 per tonne Rs. 17,300 per tonne. The volume growth of 15% was aided by an increase of 5,000 TPA through de-bottleneckir in the Caustic Soda capacity.

Operating profits fall contained by operational efficiency and initiatives

Operating profits at Rs. 99.4 Crores were lower by 15% over the previous year as there was a steep rise in rav material prices. Wood pulp prices reached US $ 640/tonne and steam coal prices climbed up to Rs. 2,034/ tonne

The lower VFY realization and higher raw material cost could only be partially offset by operational efficienc and management initiatives. Operations were benefited by lower utilities cost including lower water cost due to better rainfall. This was backed well by higher capacity utilisation of VFY and Caustic plant. However, ROCE is still at the level of 29%.

Sector Outlook is stable with challenges

The long-term outlook is stable, as domestic demand is projected to grow with favourable fashion trends, new applications of VFY and demand for VFY based products picking up. The export market has potential for high quality and value added yarns.

However, in the short-term high inventory levels in the Industry has led to pricing pressures. The lowerin the effective custom duty will increase competition from cheaper Chinese imports. Rising input prices will have pressure on margins.

Indian Rayon's VFY business has geared up to meet the challenges

Efforts are on to improve quality levels and to increase the share of value added yarns by developing new products. Endeavours are on for developing new application and uses of VFY by the industry. Providing superior customer service and earning premium with a strong RAY ONE brand in the market is a thrust area as well as it will enable Indian Rayon to focus on the high-end market and thereby improve its realization.

The CSY capacity expansion is progressing and will be completed by Sept'2004. Furthermore, Capex initiatives for Rs. 34 Crores have been taken to set up facilities for coloured yarns for exports market. To lower the power cost, an increase in captive power plant capacity is being examined. A continuous emphasis on raising employee productivity and improving operating efficiencies is another priority area.

GARMENTS

Rs. Crores

	2003-04	2002-03	Change (%)
Volume (Lac Pieces)	74.3	61.7	20%
Net Turnover	**391.9**	**326.1**	20%
Operating Profit before Advertisement and Royalty	**67.9**	**48.4**	40%
Advertisement Expenses	39.5	39.3	1%
Royalty Expenses	5.5	8.2	
Operating Profit	23.0	0.9	
PBIT	(1.8)	(14.5)	
Capital Employed	242.2	200.3	21%
ROCE (%)	–1%	–7%	

The Division has reversed the de-growth and profit erosion in last year through strategic initiatives and improved consumer sentiments

The Garments Division has gained from a better business environment and implementation of various strategic initiatives to grow volumes, control costs and enhancement in overall profitability. Despite intensified competition from domestic/new players, global brands and aggressive promotions by all the brands, the Division has maintained market leadership in both the premium and popular segments.

By and large, consumer sentiments have improved with the improving economic environment. However, retail off-take was below par in relation to other consumer products and services. The business has maintained market dominance of power brands and has revived the Peter England as a mega brand. Product innovation, new launches and gestating activities have facilitated in the process.

Revenue growth with higher volumes and improving product mix

Revenues at Rs. 391.9 Crores have grown by 20% driven by higher volumes, larger share of value added products, enhanced branded and contract exports.

The volume for the year is up by 20% to 74.3 lac pieces, through a slew of initiatives in each segment, while significant improvement in merchandise and product development has remained the key driver.

Peter England in the popular segment has been revived with the turnaround strategy yielding positive results. The brand has bounced back with a healthy growth of 23% in volumes, as the market has responded well to the lowering of price point through product innovation.

The "Power Brands" of the Company viz. Louis Philippe, Van Heusen and Allen Solly maintained their market leadership, with volume growth of 23% and healthy margins. Louis Philippe merchandise quality and price grid has been taken up, to more aptly reflect the premium positioning.

The response to new launches viz. Suits, SF Jeans, knits and outwear jackets segment has been encouraging. The accessories business has been further strengthened with the introduction of socks and leather products.

Contract exports have soared by 27.5% and branded exports by 10.2%. The exports contributed 17% to the Divisions revenues.

Profitability jumps on the wings of strong performance and cost control efforts

Operating profits (before advertisements and royalty) have surged by 40% to Rs. 67.9 Crores from Rs. 48.4 Crores in the previous year due to higher volumes, better margins and cost effective measures in the area of dormancy and discounting. Operating profit after advertisement costs and royalty has grown to Rs. 23.0 Crores from Rs. 0.9 Crores.

Advertisement expenses have been kept to the last year's level despite a 20% growth in revenue and as a percentage of revenue are lower from 12% to 10%. Effective media buying and focused advertisement efforts helped.

Royalty expenses have come down sharply at Rs. 5.5 Crores as against Rs. 8.2 Crores in the previous year as your Company acquired trademark/brand rights along with technology from its wholly owned subsidiary, Aditya Vikram Global Trading House Limited ('AVGTHL'), Mauritius. Consequently no royalty/commission was payable from October 2003. The buyout resulted in a payment of Rs. 42.5 Crores.

Besides control over costs, effective supply chain management through SAP further improved efficiency.

Strong brand image ratified by various awards

The Division was adjudged "The Best Apparel Company of the Year" at the Images Fashion Award. Other accolades received include "Allen Solly – Best Trouser Brand of the Year", "Allen Solly Women's Wear – the Best Women's Wear Brand of the Year" and "SF Jeans – the Best Brand Launch of the Year".

Retail presence strengthened

Retail distribution network has been fortified. In an evolving retail environment it has become imperative to manage the retail network, as consumers are demanding a complete shopping experience. Therefore high street and mall culture has become prominent and there has been stiff competition for prime retail space there. The exclusive retail space has been strengthened to 2 lac sq feet and our retail formats such as, Planet Fashion and Trouser Town, as at the end of the year stood at 41 and 9 respectively. The Company has 9 Planet Fashions in the Middle East as well.

Sector Outlook is positive with stiff competition

The overall long-term outlook is positive with the growing preference for readymade garments and industry efforts to grow the market. The branded apparel segment is slated to grow nationally aided by retail mall expansion. Improving economic outlook has boosted consumer sentiments and augurs well for the industry in the short term. However, competition has intensified with the entry of global brands / new players (In store brands / regional brands). The removal of quota under WTO regime is both an opportunity for exports growth and a threat from cheaper imports/ competition from international brands.

Indian Rayon's Garments business to target volume led profitable growth

The business will focus on growing volume in both the popular and premium segment, through product innovation, differentiated merchandise, better design and choice to consumers. Peter England is being reinforced as a mega brand. A complete wardrobe solution is being offered under all the brands for faster growth. To maintain market dominance, a lifestyle solution is planned under the Power Brands. Retail network is being strengthened for better consumer reach, by further expansion from 2-lac sq. ft to 2.5 lac sq. ft. A tight control over dormancy, discounting and advertisement costs should bolster the bottom line. The business is also examining global sourcing alternatives and benefit from growing the exports, by capitalizing on present relationship with global brands. To produce shirts and trousers, new facilities are being created through associate companies at a capex of Rs. 20 Crores.

CARBON BLACK

Rs. Crores

	2003-04	2002-03	Change (%)
Effective Capacity (TPA) (Installed Capacity is 1,60,000 TPA)	118,333	110,000	8%
Production (Tonnes)	118,707*	112,563	5%
Sales Volume (Tonnes)	118,182*	114,232	3%
Realization (Rs./Ton)	29,054	28,696	1%
Net Turnover	**343.4***	**327.8**	**4%**
Operating Profits	**79.6**	**71.7**	**11%**
PBIT	64.7	58.6	10%
Capital Employed	333.0	268.8	24%
ROCE (%)	19%	22%	—

* *Includes production / sales during trial run.*

Auto sector demand and enhanced capacity boosts overall performance

The Carbon Black business has clocked in an impressive performance boosted by strong demand from the auto and tyre sector, which has maintained momentum by registering a growth of 16% year-on-year. However the business environment remained challenging. The transporters strike impairing volumes during the first quarter, the threat of cheaper imports from China and Russia, volatile CBFS prices and increasing sea freight, were some of the issues the Division has had to contend with.

The Division's production capacity stands raised from 1,10,000 TPA to 1,60,000 TPA. Through de-bottlenecking it could add 10,000 TPA in September-2003. Subsequently, with the completion of the Brownfield expansion, it could augment capacities by another 40,000 TPA. The completion of the Brownfield expansion in 207 days sets a benchmark too.

Revenue grows with increase in Sales Volume

Revenues at Rs. 343.4 Crores as against Rs. 327.8 Crores in the previous year are in line with the increase in sales volumes, which is 3% up to 1,18,182 tons driven by higher exports. The average realization was marginally upto Rs. 29,054 per ton.

Production advanced by 5% to 118,707 tons supported by the extended capacity. However, capacity utilization stood at 100%. With the stabilization of additional capacity, there is clearly the possibility of reaching higher levels of production.

Operating Profits and ROCE

Operating profit at Rs. 79.6 Crores rose by 11% vis-à-vis Rs. 71.7 Crores in the previous year. Operating profit per ton has grown by 7% from Rs. 6,277 to Rs. 6,735, with higher sales volume and higher revenue from energy sales. The latter escalated by 27% to Rs.12.3 Crores, masking the impact of higher Carbon Black Feed Stock (CBFS) cost.

As volatile oil prices have moved northward, CBFS followed the trend. Coupled with abnormally high sea freight CBFS cost increased by 14%. As the Division procured CBFS proactively, it could limit its costs to a 5% increase.

The completion of Brownfield expansion led to a 24% increase in Capital Employed in the business to Rs. 333 Crores. Thus ROCE lowered from 22% to 19%. The full benefit of the additional capacity will accrue from this year onwards.

Demand outlook is positive, though challenges prevail

The overall outlook for the sector is positive as the Auto and Tyre industry continue their upward swing, spurred by the robust economic growth.

The reduction in customs duty on Carbon Black from 25% to 20% has resulted in the duty differential between Carbon Black and Carbon Black Feed Stock coming down to zero. This has impaired domestic realization as import price parity is maintained in the market. Import of Carbon Black from Russia, Australia and CIS countries is gaining ground in India.

Volatile CBFS prices and the prevailing high sea freight will continue to adversely impact the input cost.

Indian Rayon's Carbon Black business shall strive to improve performance

Higher volumes will flow from the completion of the Brownfield expansion. This has resulted in 33% increase in production capacity. Higher production will help capture the growing domestic demand while the balance will be exported.

The benefit of economies of scale should yield operational efficiencies and a more competitive cost structure. The locational advantage of the Chennai plant and export seeding efforts in the current year will also fuel the

Division's fortunes. Efforts are on to produce specialty products from the pilot plant, which will be subsequently taken on a larger scale. The Company will remain focused on optimizing the input material cost proactively.

Your Company is amongst the lowest cost producer in India. The Company's Birla Carbon brand is well established in the market and facilitates in maintaining strong bondage with customers. In partnership with customers, your Company is working on master batch project (for making un-vulcanized rubber sheets – a value added product), which will add value to the customers and augment domestic off-take.

TEXTILES

Rs. Crores

	2003-04	2002-03	Change (%)
Net Turnover	393.2	348.3	13%
Operating Profits	23.8	28.7	-17%
PBIT	6.6	9.9	-34%
Capital Employed	153.4	174.9	-12%
ROCE (%)	4%	6%	—

Performance impaired in difficult market conditions

The Textiles business had another tough year, where revenues have grown but profitability was impaired. Demand conditions remained weak, higher input costs in worsted segment relatively lower realizations and an appreciating rupee adversely affected performance. However, the silver lining has been the strong growth in Flax Yarn and Linen Fabric under the Linen Club brand.

Sales revenue has expanded by 13% to Rs. 393.2 Crores and exports by 4% to Rs. 188.7 Crores despite the rupee appreciation. Exports constitute about 48% of Textile Division's revenue.

The overall sales volume of the textile business is up by a modest 5% from 15,262 tonnes in the previous year to 16,019 tonnes in the current year. Worsted volumes built up from 3,917 tonnes to 4,302 tonnes. Flax yarn also rose by 55% from 672 tonnes to 1,041 tonnes. Synthetic yarn volumes were maintained at 10,676 tonnes.

Operating profits at Rs. 23.8 Crores were lower as compared to Rs. 28.7 Crores in the previous year, due to higher input costs and an 8% rupee appreciation. The worsted segment was affected by higher wool prices. The Synthetic segment also witnessed pressure on margins. Our focus has been to move towards value added and speciality yarns. In the Flax yarn segment, there has been growth in demand and improved margins. The retailing initiative for Linen Fabric has also yielded positive result.

Outlook for Indian Rayon's Textile Division

The year ahead will be difficult, as realizations remain under pressure and input costs continue to be on the higher side. The Company's strategy in the worsted segment will be to benefit from stable wool prices. In the synthetic segment, efforts are on to enhance value added products. The Flax Yarn and Linen Fabric are the most promising segments and retailing is given a special thrust. Linen is being promoted as a "Regular wear". Besides, the domestic market will see a lot of structural changes with the WTO deadline nearing.

Insulators Domestic Marketing

As you are aware, the Company has domestic marketing rights after the demerger of the Insulators business, and manufacturing is through the joint venture company. The Division's revenues stood at Rs. 72.5 Crores, inclusive of an income of Rs.12.7 Crores received from Birla NGK Insulators Pvt. Ltd for the domestic consignment directly shipped to customers. The Division's PBIT is Rs. 21.4 Crores. The performance of the Division is linked to better product availability from the JV and domestic demand. The outlook for the business is positive with power sector reforms and the demand in the transmission and the distribution segment.

FINANCIAL REVIEW AND ANALYSIS

Rs. Crores

	2003-04	2002-03	Change (%)
Net Sales	**1,573.8**	**1,442.4**	9%
Other Income	14.3	10.0	43%
Operating Profit (PBDIT)	**257.8**	**240.1**	7%
Net Interest	14.8	21.7	-32%
Depreciation	81.5	71.7	14%
Profit Before Tax and Exceptional Items	**161.5**	**146.7**	10%
Exceptional Items	20.0	(7.2)	
Profit after Exceptional Items	**181.4**	**139.5**	30%
Provision for Current Tax	44.3	9.0	392%
Provision for Deferred Tax	5.9	25.2	-77%
Net Profit	**131.3**	**105.3**	25%

Revenues

Your Company has posted a revenue growth of 9% at Rs. 1,573.8 Crores vis-à-vis Rs. 1442.4 Crores in the previous year, despite adverse business conditions. Garments, Carbon Black and Textiles have reported higher revenues during the year, while VFY revenues have remained stable despite a lower realization.

Operating Profit

Operating profits have grown by 7% from Rs. 240.1 Crores in the previous year to Rs. 257.8 Crores in the current year.

VFY is down by 15% with lower realization but continues to be the largest contributor, with a 38% share in the Company's total profitability. In Garments operating profits before royalty have more than trebled to Rs. 28.4 Crores with higher volumes, better realization and control over costs. Carbon Black is up by 11% due to higher volumes and improvement in operating efficiencies. In Textiles, profitability was negated by higher input costs. Insulators domestic marketing contributed 8% to profitability.

The Company has acquired brand rights from AVGTHL and royalty payment has been stopped from October 2003. This has curtailed Royalty expense to Rs. 5.5 Crores against Rs. 8.2 Crores in the previous year.

Interest

Interest expenses are lower by 45% to Rs. 24 Crores due to repayment of loans and better working capital management. Your Company has leveraged the low interest rates prevailing in the markets.

On the other hand interest income has come down to Rs. 9.2 Crores against Rs. 22 Crores in previous year. In the earlier year, an interest income of Rs. 9.6 Crores was received by way of Income tax refund and Rs. 5.1 Crores on Debentures allotted on the demerger of Insulators business. Besides, as compared to ICD, we preferred to deploy funds in mutual funds considering the overall advantage.

Depreciation

Depreciation is higher by Rs. 9.8 Crores to Rs. 81.5 Crores consequent to a change in depreciation policy.

The Company has provided for an additional depreciation of Rs. 4.1 Crores, on trade marks/brands as required, on Accounting Standard 26 becoming effective, and higher depreciation of Rs. 6.2 Crores on fast depreciating items like computers, vehicles and furniture, due to change of policy. Had these changes not been made, the profit (net of tax) for the year would have been up by Rs. 6.6 Crores.

Exceptional Items

Rs. Crores

	2003-04	2002-03
Exceptional Items		
– Gain on Sales of IGFL Shares	20.0	–
– Loss on Sales of MRPL Shares	–	(57.1)
– Gain on transfer of Insulator Business	–	38.4
– Tax provision for no longer required	–	11.5
Exceptional Items	20.0	(7.2)

Exceptional items during the year resulted in a gain of Rs. 20 Crores on the sale of IGFL shares.

Provision for Current and Deferred Tax

Provision for Tax is higher at Rs. 50.2 Crores against Rs. 34.2 Crores. This year the Company has moved from MAT liability to regular tax.

Net Profit

Net profit for the current year is up 25% to Rs. 131.3 Crores as against Rs. 105.3 Crores in the previous year, reflecting an overall superior performance.

The Company's Earnings Per Share (EPS) is up by 25% to Rs. 21.9 while Cash Earning Per Share (CEPS) has gone up by 8% from Rs. 33.8 to Rs. 36.5 in FY04.

Dividend

The Board has proposed a dividend of Rs. 4 per share for the year 2003-04. As, the Company will also pay a dividend tax of 12.81%, the total dividend outgo will be Rs. 27 Crores in the current financial year.

CASH FLOW ANALYSIS

Rs. Crores

	2003-04
SOURCES OF CASH	
Cash flow from operations (Net of Tax)	203.2
Non-operating cash-flows (includes dividend income)	10.0
Decrease in Working Capital	11.5
Proceeds from Borrowings	
Long Term Borrowings	126.0
Short Term Borrowings	123.4
TOTAL	474.1
USES OF CASH	
Net Capital Expenditure	144.7
Repayment of Borrowings	111.1
Change in Long-Term Strategic Investments	169.5
Change in Other Investments	36.7
Net Interest	14.8
Dividend Paid (for the year 2002-2003)	25.3
Increase/(Decrease) in Cash and Cash Equivalents	(28.0)
TOTAL	474.1



It feels like cotton. It drapes like wool.
It sheaths and clings like satin. It has the
lustre and feel of silk. Fashion pundits swear
by it. It is the soul of haute couture. It is a
viscose filament yarn like no other in the world.
It is Ray One.

RAY ONE
QUALITY THE WORLD PREFERS

Sources of Cash

Operating Cash Flow

Operating cash flow for the year is Rs. 203.2 Crores. VFY and Carbon Black remain the main contributors to the operating cash flows.

Decrease in Working Capital

The working capital decreased by Rs. 11.5 Crores.

Inventories are up by Rs. 31.5 Crores, as Garments inventory increased due to lower year-end dispatches and Carbon Black inventory increased due to receipt of Carbon Black Feed Stock consignment.

Debtors are up by Rs. 35.2 Crores. Major additions were on account of Insulator domestic marketing.

Loans and advances have declined by Rs. 53.5 Crores.

Creditors and other Liabilities have stepped up by Rs. 24.7 Crores.

Proceeds from Borrowings

Long Term Borrowings

As the long-term interest rates are falling, the Company has taken the advantage of cheaper funds. In January 2004, an ECB of US$10 million (Rs. 45.6 Crores) was taken to finance Carbon Black Expansion. This loan is swapped to Rupee, and on a fully hedged basis, our cost is 5.2%. p.a.

Similarly, FCNRB loan of US$ 8 million (Rs. 36.6 Crores) to finance the acquisition of brand rights will cost us 4.2% p.a. for a fully swapped Rupee liability.

The Company has also raised Rs. 35 Crores loans under the Textile Upgradation Fund, which has interest subsidy of 5%. The effective cost of borrowing works out to 1.6% p.a.

Deferred Sales Tax loans have escalated by Rs. 8.9 Crores.

Short Term Borrowings

Further, a sum of Rs. 123.4 Crores was raised by the way of cheaper working capital borrowings from Banks, such as packing credit foreign currency loans and buyers credit.

Uses of Cash

Net Capital Expenditure

The Company invested a sum of Rs. 59.4 Crores mainly in setting up the Brownfield Carbon Black plant at Gummidipoondi. During the year the Company acquired brand rights along with technology held by its wholly owned subsidiary at a cost of Rs. 42.5 Crores. Normal capital expenditure in various Divisions of the Company includes Rs. 14.7 Crores at Garments, Rs. 6.5 Crores at VFY and Rs. 7.7 Crores at Textiles.

Repayment of Borrowings

The Company has redeemed Debentures worth Rs. 106.6 Crores during the year. In addition Term Loans amounting to Rs. 4.45 Crores were also repaid during the year.

Changes in Long-term Strategic Investments

	Rs. Crores
Equity Share Capital	
Birla Sun Life Insurance Company Ltd.	81.4
Transworks Information Services Ltd.	68.8
IDEA Cellular Limited	8.0
TOTAL	**158.2**
Preference Share Capital	
PSI Data Systems Ltd.	15.0
Crafted Clothing Pvt. Limited	5.7
TOTAL	**20.7**
Investment Liquidated	
IGFL	(9.4)
TOTAL	**169.5**

RISK MANAGEMENT

The Company is exposed to risks from market fluctuations of foreign exchange, interest rate and commodity prices.

FOREIGN EXCHANGE RISK

The Company's policy is to systematically hedge its long-term foreign exchange risk as well as short-term exposures. Long-term foreign exchange liabilities are fully hedged. The Company has reported aggregate exports of Rs. 382.8 Crores and imports of Rs. 467.8 Crores in FY 2004, including Rs. 74.8 Crores of Capital Goods imports.

INTEREST RATE RISK

The Company has a mixed basket of fixed and floating rate borrowings both in rupees and US Dollar. The Company is continuously monitoring its interest rate exposures and wherever required uses derivative instruments to minimize interest rate risk and interest cost. In view of continuous risk mitigating strategy adopted by the Company, it does not perceive interest rate risk as having any material impact on the profitability of the Company.

COMMODITY PRICE RISK

The Company is exposed to the risk of price fluctuation on raw materials as well as finished goods in all its products. These risks are not significant considering the inventory levels and normal correlation in the price of raw materials and finished goods.

RISK ELEMENT IN INDIVIDUAL BUSINESSES

Apart from the risk on account of interest rate, foreign exchange and regulatory changes, various businesses of the Company are exposed to certain operating business risks, which is mitigated by regular monitoring and corrective actions.

INTERNAL CONTROL SYSTEM

The Company has appropriate internal control systems for business processes across various Profit Centres, with regard to efficiency of operations, financial reporting, compliance with applicable laws and regulations, etc. The Internal control system is supplemented by extensive audits conducted by the Corporate Audit Cell.

Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors actively reviews the adequacy and effectiveness of internal control systems and suggests improvements for strengthening them.

The Management Information System (MIS) is the backbone of the Company's control mechanism. All operating parameters are monitored and controlled. Any material change in the business outlook is reported to the Board. Material deviations from the annual planning and budgeting if any are reported on a quarterly basis to the Board. An effective budgetary control on all capital expenditure ensures that actual spending is in line with the capital budget.

The Company is institutionalising "value based management system" wherein the renewed focus has been given on value creation through the EVA concept. EVA focuses on the optimisation of capital at all levels in the Company, to reflect the value creation.

HUMAN RESOURCE MANAGEMENT

The Company presently has 7,625 employees on its rolls. These are basically its human resource assets and are integral to the Company's ongoing successes. They have played a significant role and enable the Company to deliver superior performance year after year. The Company's Human Resource processes have been covered in depth in the Director's Report.

SUBSIDIARY AND JOINT VENTURE COMPANIES

The Company has invested Rs. 385.2 Crores in subsidiary companies and Rs. 109.3 Crores in joint venture companies.

Subsidiary investments include: Rs. 216.1 Crores in Birla Sun Life Insurance Company Ltd, Rs. 100.3 Crores in PSI Data Systems Ltd. and Rs. 68.8 Crores in TransWorks Information Services Ltd.

Joint Venture investments include: Rs. 12.5 Crores in BIRLA NGK Insulators Pvt. Ltd. and Rs. 96.8 Crores in IDEA Cellular Limited.

SUBSIDIARY COMPANIES

Birla Sun Life Insurance Company Limited

Birla Sun Life Insurance (BSLI) has maintained its leadership position and is amongst the top 3 life insurance players including LIC, on annualized premium basis. It has surpassed other private players in the group fund business. The Company has pioneered the unit-linked segment and holds a commendable position.

The Company has completed its third year on a highly successful note. Birla Sun Life Insurance Company has recorded a jump of 274% in Premium Income to Rs. 537.5 Crores and the Annualized Premium has grown by 253% to Rs. 462.6 Crores. The business continues to retain the number two position amongst private life insurance Companies. The Company is a front-runner in group insurance business and unit-linked products.

The Company has also strengthened its reach to 33 branches covering 27 cities with 10,274 agents and 89 corporate agents. It has spawned innovative distribution strategies like alternate channels and bancassurance and prolific products like the unit linked products in India. The Company has been the first one to offer insurance policies on the Internet.

The Company has successfully launched 2 new products - 'Classic Life' with unique features of Top Ups and Loyalty Additions and 'Critical Illness Plus' rider covering 17 different illnesses. It has also repackaged two existing products – the Flexi Product line and the 'My Child' packaged product, giving various combinations within the standard product.

BSLI has increased its share capital from Rs. 180 Crores in the previous year to Rs. 290 Crores during the year. Accordingly Indian Rayon's contribution has gone up by Rs. 81.4 Crores to Rs. 216.1 Crores and it now holds 74% of equity.

The insurance business is poised to grow. The premium market in India is about Rs. 20,000 Crores and has grown by 160% over the last year. Life Insurance Corporation has an 84% market share. The balance is distributed amongst 12 private players. The Company has a share of 1.75% of the total market. BSLI aims to increase its share to 3% by FY 05-06 and continue to be amongst the leading players in a growing market.

PSI Data Systems Limited

PSI Data Systems Limited achieved success in its strategic initiatives and moved towards profitability while building a strong growth platform for the future. The planned exit from non-core areas, strengthening delivery capabilities in chosen areas of business solutions, banking and insurance, developing relationships in high potential markets and tight control over costs, led to the transformation. The renewed strength in the IT sector also augurs well for the future.

Despite losses and downsizing, PSI rallied to fight back and carved a credible story to win projects. It was successfully assessed for SEI CMM level 5 for its Bangalore center placing PSI amongst a select band of high maturity organizations worldwide. In yet another strategic move, PSI has signed an MOU with the Steria group of France that will help PSI build business in Western Europe.

The operations of the Company witnessed a gradual, yet sustained improvement throughout the year with the order book size growing over 26%. It bagged 21 new clients and several prestigious orders with 3 orders valued over $ 1 million. Reflecting this transformation, the consolidated (PSI Data Systems Limited and its subsidiary Birla Technologies Limited) revenues have grown by 21% from Rs. 71.3 Crores to Rs. 86 Crores during the year. Operating losses have been curtailed by 65% from Rs. 19.2 Crores to Rs. 6.7 Crores. More significantly th business turned cash profitable during the month of March 2004, which is another indication of the transformatio

The overall outlook for the business is positive with the Indian IT industry regaining momentum on the back of global recovery, and off-shoring becoming mainstream. PSI's initiatives of the last year are yielding results. The Company's value proposition of top class delivery capabilities coupled with exceptional client focus, is winning business from new and old clients. With the continuous sharpening of capabilities, the Company is poised to deliver a superior and sustained financial performance in the coming years.

TransWorks Information Services Ltd.

TransWorks performance has been impressive, during the year. Revenues have jumped 152% from Rs. 27.5 Crores to Rs. 69.4 Crores and with positive EBDITA of Rs. 2.6 Crores. However after providing the depreciation on facilities, the net loss was Rs. 4.1 Crores (Rs. 10.2 Crores)

Following the acquisition of TransWorks by Indian Rayon:

- Operations have been scaled up from about 750-customer interaction agents to about 1,370 agents - a growth of over 80%, taking the total staff strength to about 2,000 people.
- A third facility of over 800 seats has become operational in Bangalore, which will takes the total capacity to 1,600 seats.
- New clients, including three Fortune 500 clients, have been added.
- Current monthly revenue run rate is over Rs. 8 Crores.

The ITeS/BPO sector is the fastest growing sector in India. TransWorks is committed to increase its share in the industry. The value proposition of TransWorks is total commitment to its client's business through:

a) Adherence to quality, stringent data security norms and best of breed operations processes

b) Robust communication networks and world class infrastructure and technology

c) An experienced management team and a highly skilled employee pool

d) Increase in non-voice services to improve asset utilization

e) Focus on high value added segments

TransWorks is well positioned to maintain the profitable growth momentum. The Company will continue to focus on meeting customer's expectations with execution excellence. The vision of TransWorks is to be a globally reputed, high quality provider of call center/BPO services and to add true value to clients across multiple service lines through superior service innovation and distinctive delivery.

JOINT VENTURE COMPANIES

BIRLA NGK Insulators Private Limited

This joint venture Company is in the process of implementing processes for yield and quality improvement to highest international standards. Technical experts from NGK are working closely with the technical team. Substantial gains have accrued in terms of lifting quality of products to International Electro Chemical (IEC) standards, which impacted yield initially, is leading to superior yield and quality progressively.

You may recall, that in line with the JV agreement, domestic marketing rights have been retained with Indian Rayon while Export rights are vested with NGK Insulators, Japan.

The revenue income of the Company stood at Rs. 163.7 Crores against Rs. 135 Crores in the previous year. Sales volumes were 24,967 tonnes and production was 24,028 tons. Yield improvement efforts continue with the help of NGK experts. Operating losses were Rs. 9.8 Crores due to higher input costs and higher cost of quality due to higher rejections and overheads.

The Capex plan of Rs. 33 Crores for modernization and expansion is on track. A new capacity of 8,000 tonnes is scheduled for completion by September-2004 and will lead to a 23% increase in existing capacity to 42,000 tonnes. The modernization plan of Rs. 24 Crores is on course and benefits will flow from this year onwards.

Outlook for Insulator Business

The outlook for the Insulator business is strong. The domestic market will benefit from the power sector reforms and the resultant activity in transmission and distribution activities. The Government is targeting to add an additional 100,000 MW generating capacity by 2010 to bridge the demand supply gap. The overseas market is also providing an opportunity for exports in transmission and distribution segment, for new lines in developing countries, and upgradation in developed countries. Our JV partner is well placed to export high value products to OEM's in the international market.

This business shall benefit from improving demand conditions and enhanced capability of the Company to supply international quality products. The benefit of higher volumes will accrue from better yield and capacity addition. Increasing the share of value added products and its cost competitiveness would be advantageous for the Company.

Idea Cellular Limited

Idea Cellular Limited has posted impressive growth during the year. The Company's subscriber base has grown by 113% from 12.8 lacs to 27.3 lacs.

The Company's revenues have risen significantly by 38% to Rs. 1,312.9 Crores from Rs. 951 Crores in the pervious year while PBDIT has grown by 54.4% to Rs. 392 Crores. The Company has made a cash profit of Rs. 95.9 Crores as against Rs. 1.8 Crores in the previous year. Net loss for the year stood at Rs. 235.7 Crores.

The Cellular Industry has amplified by 106% growth in the subscriber base, which grew from 127 lacs to 261 lacs, making it one of the fastest growing sectors.

CONCLUSION

In the backdrop of various initiatives taken and strong performance during the year, Indian Rayon is on the path to superior performance. The Company has strategically moved into various growth businesses and these are backed by traditional businesses that generate strong cash flows to drive growth. The following chart indicates the rising share of new businesses in aggregate revenues:



New business revenues is growing as % of aggregate revenues
Rs. Crores
3,000
2,500
2,000
1,500
1,000
500
0
5%
23%
27%
31%
45%
FY00
FY01
FY02
FY03
FY04
Traditional Business
Garments
Insurance
Software/BPO
New business as % of total sales

Your Company is expected to improve performance across businesses. Various growth plans are in place:

- Garments will maintain profitable growth through market leadership, strong growth in volumes and retail expansion.
- BPO segment will benefit from expanded capacity, quality delivery and customer building.
- Software is geared to enhance performance focusing on client building and entering new geographies.
- Insurance business will be on a high growth path backed by increased reach, better service and returns to customers.

These growth initiatives are on a platform of traditional business that will provide strong and stable cash flow:

- VFY will gain from superior quality and increasing share of value added products.
- Carbon black will grow on the back of domestic demand and enhanced capacities.
- Textiles will ride on the retailing of linen and improving margins from the worsted segment.
- Insulators will benefit from improving yield, quality and enhanced capacity.

The overall outlook for the Company's future is bright.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

CORPORATE GOVERNANCE REPORT

Corporate Governance, in our view, relates to systems and processes that direct corporate resources and management strategies towards maximising value for stakeholders while ensuring accountability, probity and openness in the conduct of business within the acceptable legal and ethical framework. A good governance process should thus provide sufficient transparency over corporate policies, strategies and the decision making process while strengthening internal control systems and building relationship with stakeholders, including employees and shareholders. The adherence to good governance practices in true spirit, not just in letter, will help align interests of stakeholders, enhance investor confidence and provide access to cheaper capital, in turn facilitating the creation of superior value on a sustainable basis.

The Aditya Birla Group is committed to the adoption of best governance practices and their adherence in true spirit across companies at all times. Our governance practices are a product of self desire to change and its improvement is a continuous process, with no upper bound. Our governance philosophy rests on five basic tenets viz., Protection of rights and interests of shareholders, Equality in treatment of all our shareholders, Disclosure of timely and accurate information, Strategic guidance and effective monitoring by the Board and the Board accountability to company and its shareholders. Above all, our governance practices reflect the true spirit of the trusteeship that is deeply ingrained in the value system and reflected in the strategic thought process, at all times.

It is in this context, ***Indian Rayon And Industries Limited,*** a flagship of the Aditya Birla Group, has been striving for excellence through adoption of best governance and disclosure practices over the last few years. The Company has been making significant disclosures on the Board composition and functioning, management thoughts on business performance and outlook as well as the significant risks and protective measures taken by the Company. During the year under review, the Company has further strengthened the quality of disclosures in this Annual Report while continuing its practice of benchmarking practices with the recommendations of the SEBI Committee on Corporate Governance, highlighted in this report.

Compliance with the SEBI Code on Corporate Governance

1. The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of independent Directors where Chairman is non-executive and at least half of the Board should be independent in case of an executive Chairman.

   Your Company's Board comprises fully of Non-executive Directors with considerable experience in their respective fields. More than 50% of the Board comprises of Independent Directors, including a representative of Life Insurance Corporation of India, an Investor.

Director	*Executive / Non-Executive / Independent*	*No.of Outside Directorships held*		*No. of Outside Committee Positions Held*	
		Public	*Private*	*Member*	*Chairman/ Chairperson*
Mr. Kumar Mangalam Birla	*Non-Executive*	11	5	1	-
Mrs. Rajashree Birla	*Non-Executive*	5	6	-	-
Mr. H. J. Vaidya	*Independent*	1	-	-	-
Mr. B. L. Shah	*Non-Executive*	4	1	1	-
Mr. P. Murari	*Independent*	10	-	6	1
Mr. B. R. Gupta	*Independent*	5	1	4	1
Ms. Tarjani Vakil	*Independent*	2	1	1	1
Mr. Vikram Rao	*Non-Executive*[1]	1	-	-	-
Mr. H. V. Lodha	*Independent*[2]	11	-	5	4
Mr. S. C. Bhargava	*Independent*[3]	1	-	-	-

1 *Employee of another company of the Aditya Birla Group.*
2 *Joined the Board on 2nd August, 2003.*
3 *Joined the Board on 29th April, 2004 as a representative of Life Insurance Corporation of India, an Investor in place of Mr. B. R. Gupta.*

Note :

Independent director, as defined in Clause 49 of the Listing Agreement, is one, who apart from receiving Director's remuneration, does not have any other material pecuniary relationship or transactions with the Company, its promoters, management or its subsidiaries, which in judgement of the Board may affect independence of judgement of the Director.

No Director is related to other Directors on the Board, except that Mr. Kumar Mangalam Birla is Son of Mrs. Rajashree Birla.

2. The Board should set up a committee under the chairmanship of a Non-executive/Independent Director to specifically look into shareholder issues including share transfer and redressing of shareholder complaints.

Your Company has an "Investor Relations and Finance Committee" at the Board level to inter alia look into issues relating to Share / Debenture holders, including transfer and transmission of Shares/Debentures, issue of duplicate Share/Debenture Certificates, non-receipt of dividend, Annual Report, etc. The Committee meets inter alia to ratify share transfers and approve transmission of shares and issue duplicate Share/Debenture certificates from time to time. The composition of the committee is as under:

- *Mr. P.Murari, Chairman*
- *Mr. H.J.Vaidya, Member*
- *Mr. B.L.Shah, Member*

During the year under review, the Committee met four times to deliberate on various matters and details of attendance by the members of the Committee are as follows:

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr. P. Murari	4	3
Mr. H. J. Vaidya	4	4
Mr. B. L. Shah	4	4

Mr. Devendra Bhandari, Company Secretary, acts as Secretary to the Committee.

3. To expedite the process of share transfers, the Board should delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority should attend to share transfer formalities at least once in a fortnight.

The shares of the Company are traded on the stock exchanges only in the dematerialised form and are automatically transferred on delivery in the dematerialised form. As on 31st March, 2004, 71.57 % of shares are in dematerialised form.

To expedite transfer of shares in physical segment, authority has been delegated to the Investor Relations and Finance Committee of the Board. Further, certain officers of the Company are authorised to approve transfers of up to 5,000 shares and/or debentures under one transfer deed.

Details of number of shares transferred during the year, time taken for effecting transfers and number of complaints received are highlighted in the "Shareholder Information" section of the Annual Report.

Name and Designation of the Compliance Officer: Mr. Devendra Bhandari, Sr. Vice President & Company Secretary.

4. The Corporate Governance Section of the Annual Report should make disclosures on remuneration paid to directors in all forms including salary, benefits, bonuses, stock options, pension and other fixed as well as performance linked incentives paid to the Directors.

During the year no remuneration has been paid to the Board of Directors except sitting fees and reimbursement of expenses for attending the Board / Committee meetings except as stated hereunder. The details of payment of sitting fees made to Directors are highlighted in Para 5 below.

The Board of Directors has recommended to the shareholders of the Company, for consideration at the next Annual General Meeting, payment of commission totaling to Rs.75 lacs for the financial year 2003-04 to Non-executive Directors with a view to compensate them suitably for the time spent, responsibilities undertaken and contributions made by them.

5. The Board meetings should be held at least four times in a year, with a maximum time gap of four months between any two meetings and all information recommended by the SEBI Committee should be placed at the Board.

The Board of the Company met 5 times during the year as detailed below. The Agenda papers alongwith clarificatory notes were circulated well in advance of each meeting. The Company placed before the Board, the working of Units, statements and information pursuant to Corporate Governance Practices, as required under Clause-49 of the Listing Agreement with the Stock Exchanges.

Date of Board Meeting	Place	No.of Directors Present
28th April, 2003	Mumbai	8 out of 8
20th June, 2003	Mumbai	7 out of 8
29th July, 2003	Mumbai	5 out of 8
21st October, 2003	Mumbai	9 out of 9
19th January, 2004	Mumbai	9 out of 9

Directors' interests in the Company and Attendance Record

Indian Rayon believes that the shareholders must know the details of Directors' interests in the Company, their attendance record and contributions made by them. Your Company is thus making full disclosure on the attendance record as well as remuneration paid to the Directors on the Board.

Director	Sitting fees paid during the year*	No. of Board Meetings		Attended last AGM@
	(Rs.)	Held	Attended	
Mr. Kumar Mangalam Birla	45,000	5	3	No
Mrs. Rajashree Birla	55,000	5	5	No
Mr. H. J. Vaidya	1,05,000	5	5	Yes
Mr. B. L. Shah	1,05,000	5	5	Yes
Mr. P. Murari	1,50,000	5	4	No
Mr. B. R. Gupta	1,10,000	5	4	Yes
Ms. Tarjani Vakil	1,15,000	5	5	Yes
Mr. Vikram D.Rao	55,000	5	5	No
Mr. H. V. Lodha	40,000	2#	2	N.A.
Mr. S. C. Bhargava $	N.A.	N.A.	N.A.	N.A.

** For attending meetings of Board of Directors and its Committee(s) as the case may be.*
@ Annual General Meeting held on 1st August, 2003
 # Joined the Board on 2nd August, 2003.
$ Joined the Board on 29th April, 2004
Note: Indian Rayon has a policy of not advancing any loans to its Directors.

6. As a part of disclosures related to management, in addition to the Directors' Report, Management's Discussion and Analysis should form part of the Annual Report.

Management's Discussion and Analysis Report forms part of this Annual Report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement with Stock Exchanges.

7. All company related information like quarterly results, presentation made by companies to analysts may be put on the Company's web-site or may be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

All Company related information like quarterly results, presentations meant for investors and press releases are made available on the websites of the Company (www.indianrayon.com) as well as the Aditya Birla Group (www.adityabirla.com).

Presentations are made by the Company to the Institutional Investors and Equity Analysts on a half yearly basis. The Company is also furnishing financial results and shareholding pattern on SEBI website, www.sebiedifar.nic.in.

8. There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

A separate section on Corporate Governance forms part of the Annual Report of Indian Rayon. Certificate from the Statutory Auditors confirming compliance with the conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement with the Stock Exchanges in India forms part of this Annual Report.

9. The Non-Executive Chairman of the Company should be entitled to maintain a office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively *(This is a non-mandatory recommendation).*

The Corporate Office of the Company supports the Chairman in discharging the responsibilities. Besides Corporate Office, the Chairman does not have a separate office in the Company.

10. A qualified and an independent "Audit Committee" should be set up at the Board level as it would go a long way in enhancing credibility of the financial disclosures and promoting transparency.

Your Company has an Audit Committee at the Board level with the powers and the role that are in accordance with Clause 49 of the Listing Agreement. The Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. The Audit Committee comprises of three Independent/Non-Executive Directors as per details mentioned hereunder.

- *Ms. Tarjani Vakil, Chairperson*
- *Mr. P. Murari, Member*
- *Mr. B.R. Gupta, Member*

The Audit Committee met 6 times during the year to deliberate on various matters. Details of attendance of meetings of the Audit Committee of the Board are as follows:

Name of Director	*No. of Meetings*	
	Held	*Attended*
Ms. Tarjani Vakil	6	6
Mr. P.Murari	6	5
Mr. B.R.Gupta	6	6

Mr. Adesh Gupta, CFO is a permanent invitee and the Statutory and Internal Auditors of the Company are also invited to the Audit Committee Meetings. Mr. Devendra Bhandari, Company Secretary, acts as the Secretary of the Committee.

11. The Board should set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

There being no Executive and/or Whole-time Director on the Board of the Company, constitution of a separate Remuneration Committee at the Board level is not required.

12. No Director should be a member in more than 10 committees or act as chairman of more than five committees across all companies in which he/she is a Director. Furthermore, it should be a mandatory requirement for every Director to inform the company about the committee positions he occupies in other companies and changes on an annual basis.

None of the Directors of your Company is a member of more than 10 committees or Chairman of more than 5 committees across all companies in which he/she is a Director. The details of outside committee positions held by them are set out in para 1 of this Report.

13. The Company should provide a brief resume, expertise in specific functional areas and names of companies, in which he/she holds Directorship and the membership of Committees of the Board, while appointing a new Director or re-appointing an existing Director. These should form part of notice to shareholders.

Relevant details form part of the explanatory statement of the Notice of the Annual General Meeting.

14. Disclosures to be made to the Board by the management relating to all material, financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large. These include dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives, etc.

No transaction of material nature has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company.

15. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.

The Company follows the practice of sending "Performance Update" consisting of financial and operational performance to the shareholders after announcement of half yearly results.

16. The financial institutions should, under normal circumstances, have no direct role in the decision making of the Board of the Company. They should not have nominees on the Board, merely by virtue of their financial exposure in the company. There is however a ground for the term lending financial institutions to have nominees on the Boards of the borrower companies, to protect their interests as creditors. In such cases, the nominee directors should take an active interest in the activities of the Board and assume equal responsibility, as any other director on the Board.

Not a Company level issue. However, at present the Board has one Director, Mr. S. C. Bhargava, who is representing Life Insurance Corporation of India – an Investor.

Other disclosures recommended by the SEBI Committee

1. Details of Annual General Meetings

1.1 Location and time, where last General Meetings held:

Year	AGM	Location	Date	Time
2002-2003	AGM	Regd. Office, Veraval, Gujarat	1st August, 2003	12.00 noon
2002-2003	CCM*	Regd. Office, Veraval, Gujarat	28th October, 2002	11.00 a.m.
2001-2002	AGM	Regd. Office, Veraval, Gujarat	27th July, 2002	12.00 noon
2000-2001	AGM	Regd. Office, Veraval, Gujarat	23rd June, 2001	11.00 a.m.

* *Court Convened Meeting for approval of the demerger of Insulator Business.*

1.2 Whether special resolutions were put through postal ballot last year? *No.*

1.3 Are votes proposed to be conducted through postal ballot this year? *Will be done as per Law.*

2. Disclosures on materially significant related party transactions of material nature, with its Promoters, the Directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of company at large.

   There is no material transaction with related party, which requires a separate disclosure. Schedule 19 of the Annual Accounts as at 31st March, 2004 contains the list of related party relationships and the transactions as required by the Accounting Standard 18 on 'Related Party Disclosures' issued by the Institute of Chartered Accountants of India.

3. Details of non-compliance by the Company, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

   None

4. Means of communication

   4.1 Half-yearly report sent to each household of shareholders — Yes

   4.2 Quarterly results

   4.2.1 Which newspapers normally published in

Newspaper	*Cities of Publication*
Business Standard	*Bangalore, Mumbai, Kolkata, New Delhi, Hyderabad, Chennai and Ahmedabad.*
Financial Express	*Bangalore, Ahmedabad, Mumbai, Kolkata, Kochi, New Delhi, Chennai and Chandigarh.*

   4.2.2 Any website, where displayed — *www.indianrayon.com* *www.adityabirla.com*

   4.3 Whether the Company Website displays

   4.3.1 All official news releases — Yes

   4.3.2 Presentation made to Institutional Investors/Analysts — Yes

   4.4 Whether MD&A is a part of Annual Report — Yes

   4.5 Whether Shareholder Information section forms part of the Annual Report — Yes

SOCIAL REPORT

BEYOND BUSINESS - REACHING OUT TO COMMUNITIES : MAKING A DIFFERENCE

Wherever one looks, challenges abound. Liberalisation, globalisation, the technological leap and geopolitical issues have had a phenomenal impact on people, regardless of geographies. They have an upside and a downside as well. While these have by and large resulted in bringing prosperity to a segment, many sections of society have felt its unsettling effect too.

There are many nagging questions. On the one hand, we see reportage on the economy's abundance. On the other hand, we are acutely aware of the deep chasm between the urban and the rural societies. Within the urban populace too – the plight of the weaker sections of society, stares us in the eye. India ranks low in any human development or quality of life index.

The Government is trying its best to battle against these major socio-economic paradoxes, and is committed to actualize the goal of human development. However, the Government can in no way single handedly over come the various issues that we face in this regard.

For over 50 years now, we in the Aditya Birla Group, have been working to improve the quality of life of people in under-privileged communities, largely within the periphery of our plants.

Our Social Projects are carried out under the aegis of the "Aditya Birla Centre for Community Initiatives and Rural Development", which is spearheaded by Mrs. Rajashree Birla, your Director. The Centre is the apex body that sets the strategic direction for the Group's community work and ensures performance management as well.

At Indian Rayon, the focus for our community investments is on healthcare, inclusive of mother and child care; education, self-reliance through the engine of sustainable livelihood, also encompassing agricultural and water-shed development activities and women empowerment process, infrastructure support and espousing social causes.

For the year 2003-04, we have made good progress, as indicated :

Healthcare :

- Conducted over 200 medical camps. 12,099 villagers treated for various ailments.
- 3076 villagers were examined for eye ailments at 115 Eye Camps. 681 senior citizens were provided with intra ocular lens.
- Artificial limbs helped 486 physically challenged to gain mobility
- 329 patients treated for skin ailments.
- 3 blood group testing camps held in which 1092 patients were tested.
- AIDS Awareness Camps built greater awareness among 7015 people
- 1148 people examined at Cardiology Camps where 110 patients were treated.
- Homeopathy centres at Rishra and Barasat serve over 4000 of the underprivileged community.

Mother and child care :

- Immunized 20,471 children against polio and 4,028 children for Hepatitis B.
- 2129 couples have taken to planned families.

Education :

- Merit Scholarships earned by 99 students
- One formal school, Ankur Vidyalaya, provides basic education to 72 students.
- Support to Kamakhya Balak Ashram which shelters 43 orphan children and runs a school for 650 students.
- Infrastructure support given to schools, benefiting 2540 students.

Sustainable livelihood :

- Agriculture – Through farm-based programmes, farmer training, nursery raising, setting up of vermi-compost units, seed multiplication and intercropping, over 715 farmers prosper.
- Immunized 6119 animals in vetinerary camps.
- Water harvesting structures, such as hand-pumps installation, erecting check-dams, ponds, roof-water harvesting and digging wells support 3416 people.
- Crop loans to 689 farmers will go a long way to yield a good harvest.

Women Self-Help Groups :

- 12 Self Help Groups have empowered 236 women through training and income generation.
- At the Sewing and Embroidery Training Centers 194 destitute women were given gainful employment.
- 40 women trained in Nursing will help serve a community need.

Social Welfare :

- Mass marriages organized, aiding 27 couples.
- Solar cookers provided to 18 families.

Infrastructure :

- 1100 people provided shelter.
- Safe drinking water extended to two villages

Our programmes are measurable, sustainable and replicable. We work very closely with our partners – the communities, the District authorities, Panchayets and selectively with NGOs. Together we try and make a difference to the weaker sections of society and vulnerable groups. Our Board and all of our employees are fully committed to our Corporate Social Responsibility programmes. We believe that in contributing significantly to the quality of life of an under-served people who are outside of our business, there is much value.



- Educate a girl and you have educated a family - Rishra, Kolkatta
- A Veterinary Camp at Veraval, Gujarat
- A couple at the dowryless marriage at Veraval
- Pulse polio immunization at Barasat, Kolkatta
- Patients being treated at our homeopathy center at Rishra
- A Balwadi in progress in Halol, Gujarat
- Awakening the love for learning among village women at Veraval
- A women self-help group in action, Veraval
- A mother and child care initiative at Rishra

ENVIRONMENT REPORT



Consistent with our Group's commitment to sustainab development, your Company has a well-drawn o environmental management strategy in plac Environment concerns are textured into a manufacturing processes and business decisions. W subscribe to the United Nations Global Compact.

All of your Company's Plants – the Rayon Plant a Veraval, the Insulator Plants at Halol and Rishra (now part of our joint venture with NGK Insulators Ltd. Japan), Jaya Shree Textiles also at Rishra and the Carbon Black Plants at Renukoot and Gummidipoondi are all ISO 1400 EMS Certified. Additionally, Jaya Shree Insulators' Environment Management Systems are attested by the American Bureau of Shipping, a renowned certification agency, based in the USA.

We track our performance against detailed environmental metrics, engaging professional environmental Audit consultants. The Central Salt and Marine Chemical Institute (Bhavnagar), which is a Gujarat Pollu Control Board recognized Institute, GITCO Ahmedabad, KPMG and the Bureau of Indian Standards conduct periodic audits at our Units. Alongside, trained environmental systems auditors also run regular checks.

Many accolades have been conferred on your Company for its singular contribution to environment conservation. A selective list is given below :

Our Textiles Division has been the recipient of :

- The 1st Prize in the Textile Category – Energy Conservation Award 2003, from the Bureau of Energy Efficiency, Ministry of Power, Government of India.
- The Energy Conservation Award 2003 (Small Project Category) from PCRA, Ministry of Oil & Natural Gas, Government of India.
- The Bronze Award for Environment Management from The Greentech Foundation.

Your Company's Viscose Filament Yarn Plant was named :

- The Best Plant and awarded the 1st Prize for lowest cell power consumption in chlor alkali sector from the Bureau of Energy.
- The Greentech Silver Award Winner for Environmental excellence pursued by the Caustic Soda Plant at Veraval.





We have state-of-the-art automated industrial effluent treatment plants across our manufacturing units. The treated effluent, including treated sewage generated by the plants, is recycled for use in gardening and for irrigation. New ways to ensure energy conservation and productively use waste generated have been devised in the recent past.

At Veraval, we generate wealth from waste. For example, scrubbing H2S with caustic soda has helped us produce liquid sodium sulphide, which we market. Likewise, the waste chlorine gas emanating from the caustic soda manufacturing process is converted into sodium hypo chlorite which is then used as a bleaching agent in rayon manufacturing. For producing caustic flakes, we have recoursed to hydrogen gas, which is one of the cleanest fuels, for the flaker furnace.

At Jaya Shree Textiles in Rishra, we have upgraded the Effluent Treatment Plant. Consequently, methane rich biogas will be generated from wool scouring effluent through Upflow Anaerobic Sludge Blanket (UASB) technology. This biogas will be used to generate power. This is the first of its kind of waste to energy conservation project in the Indian Wool Industry.

Our Insulator and Carbon Black Plants barely produce effluents. At the Insulator Plant, more than adequate measures have been taken to abate noise pollution. The minimal effluent waste generated is reused for low tension insulators and unused waste is sold to the cottage industries as scrap.

At our Carbon Black Plants in Renukoot and Gummidipoondi, innovative vent scrubbers seal the venting of carbon black. Excess steam generated through gases is converted into power. Most of the power so generated is used for our captive consumption and the additional power is wheeled to the State Grid System.

Given the water problems faced in many parts of the country, where our plants are located, we have initiated unique rainwater harvesting projects. This is a boon not only for our plants but for the local populace as well.

Our Board and all of our employees are fully committed to environmental conservation. An attachment to the natural life of the planet remains fixed in our system. Tens of thousands of trees which form an awesome ring round our plants are a testimony to this attachment.

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 30th June, 2004 at 12.00 noon
   - Venue : Registered Office
Junagadh – Veraval Road
Veraval 362 266
Gujarat, India.

2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2004 : End July, 2004
   - Financial reporting for the half year ending September 30, 2004: End October, 2004
   - Financial reporting for the quarter ending December 31, 2004 : End January, 2005
   - Financial reporting for the year ending March 31, 2005 : End April, 2005
   - Annual General Meeting for the year ended March 31, 2005 : June/July, 2005

3. Dates of Book Closure : 19th June, 2004 to 30th June, 2004 (both days inclusive)

4. Dividend Payment Date : 1st / 2nd week of July, 2004

5a. Registered office : Junagadh-Veraval Road
Veraval – 362 266
Gujarat, India.
Tel: (02876) 245711
Fax: (02876) 243220
Email:irilveraval@adityabirla.com

5b. Web Site : http://www.indianrayon.com
http://www.adityabirla.com

6a. Listing on Stock Exchanges at

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street Mumbai - 400 001 National Stock Exchange of India Limited "Exchange Plaza" Bandra-Kurla Complex Bandra (East) Mumbai - 400 051 The Calcutta Stock Exchange Association Ltd.@ 7, Lyons Range Kolkata – 700 001	Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Ltd "Exchange Plaza" Bandra - Kurla Complex Bandra (East), Mumbai 400051

@ *Applied for delisting*

Note: Listing Fees for the year 2004-05 has been paid to all the Stock Exchanges, except for Calcutta Stock Exchange. The Company had applied for delisting from The Stock Exchange - Ahmedabad (ASE), The Delhi Stock Exchange Association Ltd. (DSE) and The Calcutta Stock Exchange Association Ltd. (CSE). Though, ASE & DSE have already approved the delisting, CSE is yet to approve the delisting though all necessary requirements have been complied with by the Company. In view of this, listing fees for 2004-05 has not been paid to CSE. Listing fees for GDRs pertaining to the calendar year 2004 has been paid to Societie De la Bourse de Luxembourg.

6 b. Overseas Depository for GDRs

Citibank N.A
Depository Receipts
111, Wall Street, 21st Floor
NEW YORK, NY – 10043
Phone: 212/657-8782
Fax: 212/825-5398

6 c. Domestic Custodian of GDRs

ICICI Bank Limited
Securities Market Services
2nd Floor, Zenith House
Keshavrao Khade Marg
MUMBAI – 400 034
Ph: (+91-22) 2490 6882
Fax: (+91-22) 2492 3443

7. Stock Code

	Reuters	Bloomberg
The Stock Exchange, Mumbai	IRYN.BO	INRY IN
National Stock Exchange of India Limited	IRYN.NS	NINRY IN
Global Depository Receipts (GDRs)	IRYNq.L	sIRDS LI

8. Stock Price Data

	The Stock Exchange, Mumbai				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low	Close	Av.Volume	High	Low	Close	Av. Volume	High	Low	Close
	(In Rs.)			(In Nos)	(In Rs.)			(In Nos)	(In US$)		
Apr-03	85.0	74.5	79.7	27,741	83.4	75.3	79.6	83,637	1.6	1.6	1.6
May-03	98.5	78.8	97.9	68,882	98.5	78.8	96.2	196,442	2.0	1.6	2.0
Jun-03	136.0	91.8	129.0	183,410	136.9	97.5	130.7	362,389	2.4	1.4	2.4
Jul-03	168.4	128.0	147.6	234,508	168.4	128.1	149.6	416,238	3.4	3.0	3.3
Aug-03	198.8	148.3	181.2	250,332	199.0	148.3	181.7	356,586	4.1	3.8	4.0
Sep-03	191.3	170.0	179.9	79,112	191.5	170.0	180.5	133,642	3.9	3.7	3.9
Oct-03	219.5	179.4	194.6	124,779	219.0	171.0	194.5	216,496	4.4	4.2	4.2
Nov-03	240.4	196.0	233.4	108,735	241.5	193.6	233.3	180,312	5.0	4.3	4.8
Dec-03	279.9	228.8	270.0	74,295	278.7	227.5	269.9	110,975	5.9	5.4	5.9
Jan-04	274.8	197.0	210.1	33,269	273.7	195.0	210.0	56,409	5.5	5.0	5.0
Feb-04	245.0	184.0	191.5	50,762	238.0	182.0	191.0	34,148	4.8	4.4	4.4
Mar-04	205.9	176.1	189.0	46,877	207.0	176.3	188.5	26,187	4.3	4.3	4.3

9. Stock Performance



Indian Rayon - Stock Performance (Indexed)
400
300
200
100
0
Apr-03 May-03 Jun-03 Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04 Mar-04
Indian Rayon
Sensex

10. Stock Performance over the past few years:

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
INDIAN RAYON	**150.9**	**135.2**	**433.8**
BSE Sensex	83.4	55.1	49.5
NSE Nifty	81.1	54.3	64.4

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
INDIAN RAYON	**150.9**	**33.0**	**39.8**
BSE Sensex	83.4	15.8	8.4
NSE Nifty	81.1	15.6	10.4

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer
Registered with SEBI as Category II – Share Transfer Agent (Registration No. INR 000001815)

Share Department
Registered Office: Junagadh – Veraval Road
Veraval - 362 266, Gujarat, India
Tel: (02876) 245711; Fax: (02876) 243220
E-mail: irilsecretarial@adityabirla.com

12. Share Transfer System : Share transfers in the physical form are registered normally within 5 days from the date of receipt, provided that the documents are clear in all respects.

Investor Relations & Finance Committee of the Board meets at regular intervals to approve transfers above 5,000 shares or debentures under one transfer deed. Further, certain officers of the Company have been authorised to approve transfers up to 5,000 shares or debentures under one transfer deed.

The total number of shares transferred in physical form during the year was 291,662 (Previous Year 1,48,920). Over 76% of transfers were completed within 5 days from the date of receipt.

Transfer period (in days)	2003 – 2004				2002 – 2003			
	No. of transfers	No. of shares	%	Cumulative total %	No. of transfers	No. of shares	%	Cumulative total (%)
1 – 5	3318	221894	76.08	76.08	2,302	1,38,793	93.20	93.20
6-10	815	37847	12.98	89.06	86	4,594	3.08	96.28
11-15	409	19328	6.63	95.69	35	3,156	2.13	98.41
16-20	106	4886	1.68	97.37	3	330	0.22	98.63
21-30	175	7707	2.63	100.00	42	2,047	1.37	100.00
30 and above	-	-	-	-	-	-	-	-
Total	4823	291662	100.00	-	2,468	1,48,920	100.00	-

Number of pending Share Transfers as on 31st March, 2004 : 8 Transfer Deeds covering 1,049 shares were pending for transfer on 31.03.2004, which have since been transferred in the name of Transferee(s).

13. Investor Services:

The Share Department of the Company was accredited with ISO 9002: 1994 Certification for providing Investor and Secretarial Services by KPMG, Quality Registrar, Mumbai. However, the Department is in the process of migrating to ISO 9001 : 2000 Certification.

— Complaints received during the year

Nature of complaints	2003 – 2004		2002 – 2003	
	Received	Cleared	Received	Cleared
1) Relating to Transfer, Transmission etc.	7	7	1	1
2) Dividend, Interest, Redemption etc.	7	6*	13	13
3) Change of address	—	—	—	—
4) Demat – Remat	2	2	—	—
5) Others	9	8#	10	10
Total	25	23	24	24

* Complaint since resolved.

\# Pending for receipt of documents/papers from Investor.

— Legal proceedings on share transfer issues, if any: There are no major legal proceedings relating to transfer of shares.

14. Distribution of Shareholding as on 31st March:

No. of equity shares held	2004				2003			
	No. of share holders	% of share holders	No. of shares held	% of share holding	No. of share holders	% of share holders	No. of shares held	% of share holding
1-100	67127	65.49	23,69,696	3.96	76,892	65.25	26,57,939	4.45
101-200	17,718	17.29	25,05,143	4.18	20,951	17.77	29,39,349	4.91
201 – 500	12,067	11.77	37,35,805	6.24	13,789	11.70	42,63,576	7.12
501-1000	3,440	3.36	24,60,750	4.11	3,871	3.28	27,66,775	4.62
1001-5000	1,886	1.84	35,27,209	5.89	2,103	1.78	38,99,509	6.51
5001-10000	109	0.11	7,52,529	1.26	128	0.11	8,88,808	1.48
10001 & above	141	0.14	4,45,30,770	74.36	135	0.11	4,24,60,786	70.91
Total	**1,02,488**	**100.00**	**5,98,81,902**	**100.00**	**1,17,869**	**100.00**	**5,98,76,742**	**100.0**

15. Categories of Shareholding as on 31st March:

Category	2004				2003			
	No. of share-holders	% of share-holders	No. of shares held	% of share holding	No. of share-holders	% of share-holders	No. of shares held	% of share holding
Promoters/Persons acting in consert	26	0.03	1,71,05,675	28.57	26	0.02	161,24,160	26.92
UTI and other Mutual Funds	49	0.05	70,62,360	11.80	29	0.02	41,41,948	6.91
Banks, Financial Institutions and Insurance Companies	54	0.05	1,00,88,441	16.85	60	0.05	125,49,724	20.96
FIIs	26	0.03	49,60,110	8.28	11	0.01	9,95,991	1.66
NRIs / OCBs	2,694	2.62	9,39,094	1.57	2,881	2.44	10,04,345	1.68
GDRs	2	0.00	33,30,281	5.56	2	0.00	34,42,201	5.75
Other Corporates	1,099	1.07	17,87,034	2.98	1,220	1.04	46,66,870	7.79
Individuals	98,538	96.15	1,46,08,907	24.39	1,13,640	96.42	1,69,51,503	28.33
Total	1,02,488	100.00	5,98,81,902	100.00	1,17,869	100.00	5,98,76,742	100.00


Shareholding Pattern
Individuals
24.39%
Promoters/PACs
28.57%
UTI & MF
11.80%
Other Corporates
2.98%
GDRs
5.56%
NRIs/OCBs
1.57%
FIIs
8.28%
Banks & FIs
16.85%

16. Dematerialisation of Shares and Liquidity : Over 71% of outstanding equity has been dematerialised up to 31st March, 2004. Trading in Equity Shares of the Company is permitted only in the dematerialised form with effect from 5th April, 1999 as per notifications issued by SEBI.

17. Details on use of public funds obtained in the last three years : No funds have been raised from the public in last 3 years.

18. Outstanding GDR/Warrants and Convertible Bonds, Conversion date and likely impact on Equity. : Outstanding GDRs as on 31st March, 2004 is 33,30,281. Each GDR represents one underlying Equity Share.

19. Plant locations:

Garments Division:
Madura Garments
110, 4th Cross, 5th Block
Koramangala Industrial Layout
Koramangala
Bangalore – 560 095
Tel: (080) 56915000
Fax: (080) 56915050

Rayon and Caustic Soda Plants:
Rayon Division
Veraval 362 266
Gujarat
Tel: (02876) 245711
Fax: (02876) 243220
E-mail: irilveraval@adityabirla.com

Carbon Black Plants:
Hi-Tech Carbon
Murdhwa Industrial Area
P.O. Renukoot 231 217
Dist. Sonbhadra, Uttar Pradesh
Tel: (05446) 252387 to 391
Fax: (05446) 252502 / 252858
E-mail: hitechr@adityabirla.com
htcrkt@vsnl.com

Argon Gas Plant:
Rajashree Gases
IGFL Complex
P.O. Jagdishpur Industrial Area – 227 817
Dist.Sultanpur, Uttar Pradesh
Tel: (05361) 270032 to 38
Fax: (05361) 270595 / 270165 / 270172
E-mail: igfl@adityabirla.com

K-16, Phase II, SIPCOT Industrial Complex
Gummidipoondi – 601 201
Dist. Tiruvallur – Tamil Nadu
Tel: (04119) 223233 to 36
Fax: (04119) 223129 / 223116
E-mail: gmpd@hitechcarbon.com
htcgmpd@vsnl.com

Textile Plants:

Jaya Shree Textiles
P.O. Prabhasnagar – 712 249
Dist Hooghly, West Bengal
Tel: (033) 26721146
Fax: (033) 26721683 / 26722626
E-mail: jayashree-iril@adityabirla.com

Rajashree Syntex
Tantigaria, Midnapur 721102
West Bengal
Tel: (03222) 263131 / 275820 / 263964
Fax : (03222) 275528
E-mail: rajsyntex@adityabirla.com
rst@cal2.vsnl.net.in

Other Divisions:

Global Exports & Marketing
Industry House, 19th Floor & 16th Floor
10 Camac Street
Kolkata 700 017
Tel: (033) 2282 5122 / 5212 / 5683 / 8933
Fax: (033) 2282 9288
E-mail: gemcal@satyammail.com

Insulator Division(Domestic Marketing)
P.O. Meghasar, Tal. Halol
Dist. Panchmahal, Gujarat - 389330
Tel: (02676) 221002
Fax: (02676) 223375

20. Investor Correspondence:

Other than Secretarial Matters

Chief Financial Officer
Indian Rayon And Industries Limited
Corporate Finance Division
Aditya Birla Centre, 4th Floor, "A" Wing,
S. K. Ahire Marg, Off Dr. Annie Besant Road,
Worli, Mumbai-400 025.
Tel: (022) 5652 5000 / 2499 5000
Fax: (022) 5652 5821 / 2499 5821
E-mail: irilcfo@adityabirla.com

On Secretarial Matters

The Company Secretary
Indian Rayon And Industries Limited
Registered Office:
Junagadh – Veraval Road
Veraval – 362 266, Gujarat, India
Tel: (02876) 245711
Fax: (02876) 243220
E-mail: irilsecretarial@adityabirla.com

21. Per Share Data:

	2003-2004	2002-2003	2001-2002	2000-01	1999-2000
Net Earnings (Rs Crores)	131.28	105.33	43.46	68.52	57.59**
Cash Earnings (Rs Crores)	218.70	202.29	142.91	141.60	130.09**
EPS (Before exceptional items) (Rs)	18.59	20.71	7.04	11.44	9.62
CEPS (Before deferred tax & exceptional items) (Rs)	33.19	36.90	23.59	23.65	21.73
Dividend Per Share (Rs)	4.00@	3.75	3.30	3.00	1.00
Dividend Payout (on Net Profit) (%)	20.58	24.05	45.47	28.88	(2.76)
Book Value Per Share (Rs)	212	196	182	191	183
Price to Earnings *	10.17	3.64	10.20	7.02	5.72
Price to Cash Earnings *	5.69	2.04	3.04	3.40	2.53
Price to Book Value *	0.89	0.39	0.39	0.42	0.30

* Stock price as on 31st March

** Before exceptional items of Rs.298.82 Crores

@ Proposed

22. Major Changes in Equity Share Capital in last 10 years

(Rs. in Crores)

Year	Change		Share Capital at the end of Financial year
	Reason	Amount	
	Equity Share Capital as on 1.04.1994		30.99
1994-95	Shares allotted against conversion of FCDs & Detachable Warrants of Rs. 170/- & Rs. 200/- each	13.68	44.67
1995-96	-do-	0.28	44.95
1996-97	-do-	0.03	44.98
1997-98	2.25 crore Bonus shares issued in the ratio of 1:2	22.5	67.48
1999-00	76.06 lac shares bought back	-7.6	59.88
	Equity Share Capital as at 31.03.2004		59.88

23. Other useful information for Shareholders

Transfer of funds to Investor Education & Protection Fund(IEPF)

1. In terms of the provisions of Section 205A(5) of the Companies Act, 1956, (the "Act") unpaid and unclaimed dividend for the financial year 1995-96 has been transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government under Section 205C of the Act.

2. Please also note that pursuant to the provisions of above mentioned Section, the amount of dividend which has remained unclaimed and unpaid for a period of 7 years from the date it became due for payment is required to be transferred to the Investor Education & Protection Fund (IEPF) constituted by the Central Government. Accordingly, the amount of dividend for the Financial Year 1996-97 and

onwards which remain unclaimed and unpaid as aforesaid shall be transferred to the IEPF and no clai shall lie against the IEPF or the Company in respect of such amounts. Though a reminder has been se to the shareholders for claiming unpaid / unclaimed dividends, it is noted that quite a number shareholders have still not come forward to claim the unpaid / unclaimed dividends. We, therefo request the members who have not encashed their dividend warrants to write to the Company immediate claiming dividends declared by the Company for the said Financial Years.

ECS Facility

Shareholders holding shares in physical form and desirous of availing the facility of Electronic Credit o Dividend or recording change in their existing mandate registered with the Company may write to th Company at its Share Department at Veraval – 362 266, Gujarat or download the ECS Mandat Registration Form available at the website of the Company (www.indianrayon.com / www.adityabirla.com) and thereafter forward the same to the Company for registration.

In respect of electronic share accounts, members are requested to notify/update their ECS details to/ with their respective Depository Participants.

Change of Address

(a) Members are requested to notify immediately any change of address (with pin code) to:

- their Depository Participants (DPs) in respect of their electronic share accounts; and
- the Company in respect of their physical share folios, if any, under the signature(s) of all the registered holder(s) quoting reference of their folio number.

(b) In case mailing address mentioned in this Annual Report is without PIN CODE, members are requested to kindly inform their PIN CODE immediately to :

- their DPs in respect of their electronic share accounts; and
- the Company in respect of their physical share folios, if any, quoting reference of their folio numbers.

Communication to the Company

For expeditious disposal of the matters concerning shares and debentures etc., members are requested to address all letters directly to the Share Department of the Company situated at the Registered Office of the Company at Veraval, quoting reference of their folio numbers and/or Client ID and DP ID number. Other queries may be sent at irilsecretarial@adityabirla.com or faxed at 02876 – 243220.

Share Transfer / Dematerialisation

a) Share transfers in physical form / dematerialisation of shares are normally effected within 5 days from the date of their receipt at Registered Office, provided that the documents are clear and complete in all respects. In case no response is received from the Company within 15 days of lodgment of transfer request, the lodger may write or send an e-mail to the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.

b) At times, members are, while forwarding requests for dematerialisation of shares, also requesting for simultaneous transposition / deletion of name of shareholder(s) in respect of part holding. Members may kindly note that transposition / deletion of name has to be effected in respect of entire holding and not part holding as aforesaid and hence all such requests for part transposition / deletion of name are liable to be rejected.

c) Members holding Shares in identical order / names in physical form in more than one folio are requested to send to the Company the details of such folios together with the Share Certificates for consolidating their holdings in one folio. The Share Certificates will be returned to the Members after making requisite changes thereon.

For Non Resident Shareholders

Non-resident Indian Shareholders are requested to inform the Company immediately:

(a) An address, in India, for sending all communications from the Company.

(b) E-mail address, phone no(s) / fax no(s), if any.

(c) Change in their residential status on return to India for permanent settlement.

(d) The particulars of NRE Bank Account maintained in India with complete name and address of the Bank, if not furnished earlier.

Bank Details for Dividend payment

To avoid the incidence of fraudulent encashment of the warrants, Members are requested to intimate to:

- the Company their bank account details under the signature of the Sole/First Joint holder for shares held in physical form; and
- their DP for shares held in respect of electronic share accounts form, as the case may be, for printing of the same on their dividend warrants, the following information:-
  1) Name of Sole / First Joint holder and Folio No.
  2) Particulars of Bank Account, viz.
     i) Name of the Bank
     ii) Name of the Branch
     iii) Complete address of the Bank with Pincode Number
     iv) Account Type, whether Savings (SB) or Current Account (CA)
     v) Bank Account Number allotted by the bank.

Depository System (DS)

Trading in shares of the Company is permitted only in dematerialised form. As such, we wish to advice members to arrange to dematerilise their shareholding in the Company as DS weeds out several problems which are otherwise associated with the scrip-based system such as bad deliveries, fraudulent transfers, fake certificates, thefts in postal transit, delay in transfers, long settlement cycles, mutilation of share certificates, etc. At the same time, DS offers several advantages like exemption from stamp duty, elimination of concept of market lot, elimination of bad deliveries, reduction in transaction costs, improved liquidity, etc.

For further information on matters relating to dematerialisation of shares, members may write to the Share Department of the Company at Veraval, Gujarat.

Nomination of Shares

In terms of the provisions of the Companies Act, 1956, facility for making nominations is now available to INDIVIDUALS holding shares in the Company. The Nomination Form-2B prescribed by the Government may be obtained from the Share Department of the Company or can be downloaded from the web site of the Company (www.indianrayon.com)

Members are requested to register nomination requests in respect of shares:

- In physical form to the Share Department of the Company at Veraval; and
- In respect of electronic share accounts, with their Depository Participants.

Share Certificates

Members are requested to ensure that they possess the respective share certificate(s) in respect of shares held by them in physical form. In case, the same are not available, members are requested to write to the Share Department of the Company [quoting reference of their folio number(s)] for further course of action in the matter.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors are pleased to present the 47th Annual Report together with the Audited Accounts of th Company for the year ended 31st March, 2004.

MAJOR ACTIVITIES

Your Directors would like to highlight some of the value adding initiatives taken during the year, before focusin on your Company's financial performance. Given the potential of the BPO sector and your Company's increasin focus on the knowledge sector, your Company acquired Transworks Information Services Limited (TransWorks) a leading Indian ITES / BPO company, for a total consideration of Rs.59.9 crore. TransWorks is the world's firs COPC (Release 3.2) certified company. It has off shoring contracts with well known clients in North Americ and UK, including several Fortune 100 clients. Its current revenue run rate is about US $ 1.7 Million per mont and it employs approximately 1700 persons.

This acquisition gives your Company a running start into the BPO sector, where our aspiration is to become a leading BPO player.

The acquisition synergises, supports and leverages your Company's existing thrust in the IT services sector i particular and the services sector in general. Trading upon the platform and process capabilities which co with TransWorks, your Company aspires to propel TransWorks into a higher growth trajectory amongst the b Indian BPO players.

To capitalize on a growing demand for Carbon Black, spurred by the automobile and tyre sector, the capacity c your Company's plant at Gummidipoondi has been expanded from 40,000 tonnes per annum to 84,000 tonne per annum. Your Directors are delighted to inform you that this brown field expansion has been successfull commissioned and commercial production was flagged off in February, 2004. Your Company's Carbon Blac manufacturing capacity stands raised to 1,60,000 tonnes.

In yet another strategic move, your Company has acquired the trademarks / brand rights of Louis Phillipe, Alle Solly and Peter England – the very popular brands from its wholly owned subsidiary – Aditya Vikram Globa Trading House Limited. Alongside it has acquired the technology rights as well. Consequently no royalty c commission will be payable to its subsidiary any longer.

As your Company divested its entire stake of 8.68% in Indo Gulf Fertilisers Limited, during the year, it realize a capital gain of Rs.19.95 crores.

FINANCIAL PERFORMANCE

Your Company has posted a superior performance during the year 2003-04.The revenue has grown to 1573. crores against 1442.5 crores in the previous year. The Garment and Carbon Black have been the key growt drivers whereas VFY has been key contributor.

Continuous focus on the quality improvement, enhancing the operating efficiency and cost cutting exerci across all the businesses have contributed significantly to your Company's excellent performance.

OPERATIONAL REVIEW

VOLUMES

Products	Unit	FY 2004	FY 2003	Variation (%)
Production :-				
Viscose Filament Yarn	MT	16060	15873	1.18
Carbon Black	MT	118707	112563	5.46
Insulator	MT	-	7673*	-
Sales :-				
Garments	Lac Pcs.	75.5	61.7	22.37
Viscose Filament Yarn	MT	15694	15422	1.76
Carbon Black	MT	118182	114232	3.46
Insulator	MT	6813	7596*	-
Textiles	MT	16019	15262	4.96

* From 1st April, 2002 to 31st July, 2002

TURNOVER

(Rs. in Crores)

Products	FY 2004	FY 2003	Variation (%)
Garments	391.9	326.1	20.18
Viscose Filament Yarn	335.2	338.0	(0.83)
Carbon Black	340.3	327.8	3.81
Insulator	72.5	63.0*	-
Textiles	393.2	348.3	12.89
Trading & Others	40.7	39.2	3.83
Total	**1573.8**	**1442.4**	**9.11**

* From 1st April, 2002 to 31st July, 2002

FINANCIAL RESULTS

(Rs. in Crores)

	Current Year ended 31.03.2004	Previous Year ended 31.03.2003
Profit before Depreciation and Tax	243.00	218.47
Depreciation and Amortisation	81.52	71.74
Profit before Tax and Exceptional Items	**161.48**	**146.73**
Exceptional Items	19.95	(18.66)
Profit before Tax	181.43	128.07
Provision for Tax	50.15	34.22
Add: Tax Provision No Longer Required Written Back	–	(11.48)
Net Profit	**131.28**	**105.33**

Exceptional Items		
Gain/(Loss) on sale of Long Term Strategic Investment	19.95	(57.08)
Gain on transfer of Insulator Business	—	38.42
Total	**19.95**	**(18.66)**

The operational performance of each of your Company's division has been explained in depth in the chapter c Management's Discussion and Analysis.

DIVIDEND

Your Directors recommend for your consideration a dividend of Rs. 4/- per Equity Share of Rs.10/- each for tl year ended 31st March, 2004.

	Current Year (Rs. in Crores)	Previous Year (Rs. in Crores)
On 5,98,81,902 fully paid-up Equity Shares of Rs.10/- each, @ Rs. 4/- per share. (Previous year - On 5,98,76,742 fully paid-up Equity Shares of Rs.10/- each @ Rs.3.75 per share)	23.95	22.45
Corporate Dividend Tax	3.07	2.88

FINANCE

Your Company has secured Rs.81.9 crores by way of External Commercial Borrowings and other foreign curren loan. Further, a sum of Rs.35 crores was raised as Term Loan under Textile Upgradation Fund Scheme of tl Government of India.

Debentures aggregating to Rs.106.7 crores were redeemed and Term Loans of Rs.3.7 crores have been repaid.

Your Company has a comfortable financial position with a Debt Equity Ratio of 0.13 : 1.00.

HUMAN RESOURCES

We recognise the value of people as our most valuable asset and believe that your Company's employees are centr to its sustainable success.

Consequently, our people strategies are fully aligned with business strategies. Business goals are communicate down the line regularly so that our people have a complete understanding of the Company's strategic direction ar can identify with it. Importantly employee goals are linked to organisational goals.

Developing, motivating, rewarding and retaining talent at all levels is a business priority and a key responsibility your Company's Senior Management. Performance accountability is textured into the reward systems and recognitic of achievements forms a critical part of our HR processes. Delegation, empowerment, learning from failures th: emanate from calculated risks is being institutionalised as well. Talent that is sync with the Company's value bubbles to the top.

Your management has met with considerable success in creating a work place environment that nurtures innovatio and encourages people to constantly learn and grow.

At Gyanodaya, the Aditya Birla Institute of Management Learning, focused training programmes are conducted fc management staff, so that they are in tune with the innovations in technology, in strategic business thinking, i leadership philosophy and in other soft skills.

While fostering a bottom-line oriented culture that is people-oriented, your management's clear message is that while it recognizes individual stars, it prizes collective team-work.

As a result of this human resources focus, your Company boasts of a highly engaged and committed workforce.

CORPORATE GOVERNANCE

Your Company accords high importance to good corporate governance practices and adheres to all the major stipulations laid down by the SEBI Corporate Governance Practices.

Your Company's Statutory Auditors' Certificate dated 29th April, 2004 confirming the above compliance is annexed to (Annexure A) and forms part of the Directors' Report.

As required under Section 217(2AA) of Companies Act, 1956, your Directors confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed alongwith proper explanation relating to material departures;

ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

iii) the Directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the Directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

Pursuant to the approval of the Scheme of Amalgamation between Laxminarayan Investment Limited (LIL) and Rajnidhi Finance Limited (RFL) by the Hon'ble High Court of Gujarat at Ahmedabad, RFL has been amalgamated with LIL with effect from 7th January, 2004. Accordingly, RFL has ceased to be a subsidiary of LIL and, in turn, of your Company as well.

Consequent to the acquisition of Transworks Information Services Limited (TransWorks) by your Company, TransWorks alongwith its two subsidiary companies, namely, Transworks IT Services (India) Limited and Transworks Inc. have become subsidiaries of your Company.

Transworks IT Services (India) Limited is being merged with TransWorks through a Scheme of Amalgamation. Petitions for sanctioning the Scheme have been filed by both the companies in the High Court of Bangalore and Mumbai respectively.

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Report of the Auditors of the subsidiary companies have not been attached to the Balance Sheet of the Company as at 31st March, 2004.

The Annual Accounts of the subsidiary companies and the related detailed information will be made available to the investors of the Company and the subsidiary companies seeking such information at any point of time. The Annual Accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary company.

Any shareholder of the Company, who desires to obtain a copy of the said documents of any of the subsidiary companies, may send a request in writing to the Company Secretary at the Registered Office of the Company, and he shall be provided with the same.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

Information relating to the Conservation of Energy, Technology Absorption and Foreign Exchange Earnings a Outgo required under Section 217(1)(e) of the Companies Act, 1956, is set out in a separate statement attach to this Report (Annexure B) and forms part of it.

The particulars of employees, as required under Section 217(2A) of the Companies Act, 1956, are given in separate statement attached to this Report (Annexure C) and forms part of it.

DIRECTORS

During the year, your Board has been further strengthened with the induction of Mr. H. V. Lodha and Mr. S. (Bhargava as Additional Directors.

Mr. H. V. Lodha is a partner of Lodha & Co., one of the leading accounting and consulting firms in India. He a member / chairman of various committees set up by the Government, Regulatory and Professional bodies.

Mr. S. C. Bhargava is a Chartered Accountant and is presently working as Executive Director (Investment) Life Insurance Corporation of India (LIC). He represents LIC, an Investor, on the Board of your Company place of Mr. B. R. Gupta. Notwithstanding such change in representation by LIC, Mr. B. R. Gupta will contin to act as an independent Director of your Company.

Mr. H. V. Lodha and Mr. S. C. Bhargava, being Additional Directors, are liable to retire at the Annual Gene Meeting and being eligible offer themselves for reappointment.

Mr. B. L. Shah, Mr. H. J. Vaidya and Ms. Tarjani Vakil retire from office by rotation, and being eligible, offe themselves for reappointment.

AWARDS AND RECOGNITION

- **Your Company's Rayon Division** has bagged "Gold Trophy" for highest export from Synthetic & Ray Textile Export Promotion Council.

  The "Certificate of Merit – 2003" of National Energy Conservation for VFY, the "First Prize" of Nation Energy Conservation Award – 2003 for Chlor-Alkali Sector both from Ministry of Power, New Delhi a the prestigious "Greentech Environment Excellence Silver Award 2002-03" in Chlor-Alkali Sector f outstanding achievement in the field of Environment from Greentech Foundation, New Delhi recogni your Company's commitment to being environment friendly.

  The Gujarat Safety Council has conferred upon the "Certificate of Honour-2002" upon the Division bas on its safety record and performance.

- **Jayashree Textiles Division** was awarded the "First Prize" by the Government of India for best Ener Conservation Measures taken in Textiles Sector.

  The Division received a "Special Award" from the Synthetic & Rayon Textile Export Promotion Coun for the highest export of Polyester Spun Yarn, for the fourth consecutive year.

- **Madura Garments Division** was adjudged "The Best Apparel Company of the Year". 'Allen Solly' Brand the Company bagged the "Best Trouser Brand of the Year" and the "Best Womens Wear Brand of the Ye awards. Further, 'SF Jeans' was selected as the "Best Brand Launch of the Year" - all of these accolades we conferred upon the Division by Images.

- **Hi-Tech Carbon Division, Gummidipoondi** received the "TPM Excellence Award (II Category)" from JIPM, Japan.

DELISTING OF SHARES

In line with the resolution passed at the Annual General Meeting of the Company held on 1st August, 20 applications for delisting of shares were made to The Stock Exchange – Ahmedabad, The Calcutta Sto Exchange Association Limited and The Delhi Stock Exchange Association Limited. Delisting was consider


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After complying with the requirements of the Stock Exchanges, equity shares of your Company have been delisted from the The Stock Exchange – Ahmedabad and The Delhi Stock Exchange Association Limited. However, approval from The Calcutta Stock Exchange Association Limited is still awaited.

AUDITORS

The observations made in the Auditors' Report are self-explanatory and therefore, do not call for any further comments under Section 217(3) of the Companies Act, 1956.

Your Directors request you to appoint Auditors for the current year and fix their remuneration.

APPRECIATION

Your Directors place on record their deep appreciation of the continued support and guidance provided by Central and State Governments and all Regulatory bodies.

Your Directors thank you - our esteemed shareholders, customers, business associates, Financial/Investment Institutions and Commercial Banks for the faith reposed by them in your Company and its management.

Your Directors place on record their deep appreciation of the dedication and commitment of your Company's employees at all levels and look forward to their continued support in the future as well.

For and on behalf of the Board

Mumbai
29th April, 2004

Chairman

ANNEXURE 'A' TO DIRECTORS' REPORT

Auditor's Certificate on Corporate Governance

To the Members of Indian Rayon And Industries Limited

We have examined the compliance with conditions of corporate governance by Indian Rayon And Industries Limited for the year ended on March 31, 2004 as stipulated in clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that two investor grievances were pending as on March 31, 2004 out of which one has since been resolved and one is pending for want of receipt of certain documents from the investor as per the records maintained by the Company and presented to the Investor Relations and Finance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. : 2242

Mumbai,
Date : April 29, 2004

For S. R. BATLIBOI & COMPANY
Chartered Accountants

per Hemal Shah
Partner
Membership No. : 42650

Mumbai,
Date : April 29, 2004

ANNEXURE 'B' TO DIRECTORS' REPORT

Information under section 217(1)(e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars Report of Board of Directors) Rules, 1988 and forming part of the Directors' Report for the year ended 31st March, 2(

A. CONSERVATION OF ENERGY

a) **Energy conservation measures taken :**

The Company is engaged in the continuous process of energy conservation through improved operationa maintenance practices. Steps taken by various divisions of the Company in the direction are as under :-

i) **Rayon Division**

- Installation of Vapour Absorption Machine for replacing high power consuming, power driven Centr Refrigeration Machine.

ii) **Carbon Black Division**

- Heating DM water in Turbine System Condenser.
- Replacement of MBF – 1 vent valve by zero leakage Butterfly valve.
- Installation of Variable Frequency Drive for FD Fan.

iii) **Textile Division**

- Installation of Variable Speed Drive for AC and Humidification Plant for seasonal variation.
- Structural modification of Humidification Tower.
- Replacing LTG Fan blades with energy efficient FRP blades.

b) **Additional Investments & Proposals, if any, being implemented for reduction of consumption of En**

i) **Carbon Black Division**

- Installation of High Efficiency Turbine.

ii) **Textile Division**

- Power generation through Bio Methanation from effluent.
- Installation of solar evacuated tube water heating system in Dye House.

c) **Impact of measures at (a) and (b) above for reduction of energy consumption and consequent impact o cost of production of goods :**

The above measures have resulted / will result in energy saving and consequent decrease in the cost of produc

d) **Total Energy Consumption and Energy Consumption per Unit of Production as per prescribed Form – A**

As per annexure attached.

B. TECHNOLOGY ABSORPTION

e) **Efforts made in Technology Absorption – Form B.**

RESEARCH AND DEVELOPMENT

1. **Specific areas in which R & D carried out by the Company**

i) **Rayon Division**

- Developing new shades of Spun Dyed Yarn.
- Enhancement of Sodium Sulphate recovery.
- Development of new profile of Spinnerets.
- Development of new products, i.e. Flat Yarn, etc.
- Development of Spinnerets Hole Image Projection System.

ii) **Carbon Black Division**

- Pilot scale development of ADIT-310 grade Carbon Black for Ink applications.

iii) Textile Division

- Strength improvement of Flax Bleached Yarn with single bleaching and application of new chemicals.
- Use of Siro-Lycra worsted yarn for apparel weaving.

2. **Benefits derived as a result of the above R & D**

Improvement of process and productive capacity, better quality and marketability of products, development of new range of products, value addition in the existing products, enhancement of product range, reduced effluent load, improved process control, improved customer satisfaction, development of eco friendly products and reduction of cost of production, improved Company's image and higher realization.

3. **Future Plan of action**

i) Rayon Division

- Development of speciality yarn.
- Eco and Energy Auditing.
- Improvement in intrinsic quality of yarn.

ii) Carbon Black Division—

- Development of new applications of Carbon Black in ink, plastic & paints.

iii) Textile Division –

- Development of Super Soft Knitting worsted yarn.
- Development of SIROFIL.
- Bleaching and dyeing of Cellulosic Yarn in same bath.

4. **Expenditure on Research and Development**

i) Capital Expenditure	Rs. 56.49 lac
ii) Recurring Expenditure	Rs. 69.07 lac
iii) Total	Rs. 125.56 lac
iv) Total R&D Expenditure as a percentage of total turnover –	0.08%

5. **Technology absorption, adaptation and innovation**

i) **Efforts in brief, made towards technology absorption, adaptation and innovation**

i) Rayon Division

- Developing new shades of Spun Dyed Yarn.
- Development of new products.

ii) **Benefits derived as a result of the above efforts**

Quality improvement in existing range, development of new market segments, improvement in process, productivity and cost control, improvement in energy efficiency, reduction in input material consumption.

iii) **Information regarding Technology imported during the last years**

a) **Technology imported during last five years:**

Nil.

b) **Has technology been fully absorbed:**

Not Applicable.

C. FOREIGN EXCHANGE EARNING AND OUTGO

The information on foreign exchange earnings and outgo is contained in Note No. 17(a) of Schedule 19 and the annexure thereto.

Form-A

Form for disclosure of particulars with respect to conservation of energy.

(A) Power and Fuel Consumption:-

	Units	Current Year	Previous Year
1. Electricity			
(A) Purchased - Units	KWH in Lacs	1021.28	1,106.69
Total Amount	Rs. in Lacs	4073.89	3923.56
Rate per Unit	Rs.	3.99	3.55
(B) Own Generation			
(i) Through Diesel Generator - Units	KWH in Lacs	642.26	532.43
Unit per Ltr. of Diesel Oil	—	3.57	3.46
Cost Per Unit	Rs.	4.60	4.21
(ii) Through Steam Turbine/Generator - Units	KWH in Lacs	2355.21	2251.41
Unit per ton of steam coal	—	381.25	391.55
Cost Per Unit	Rs.	2.26	2.32
2. Coal (Grade B, C and D)			
Quantity	'000 Tonnes	148.64	153.28
Total Cost	Rs.in Lacs	2978.01	2855.11
Average Rate	Rs.per Tonne	2003.48	1862.71
3. Furnace Oil			
Quantity	K.Ltrs.	5415.98	2971.9
Total Amount	Rs.in Lacs	550.84	301.54
Average Rate	Rs.per K.Ltr	10170.64	10146.39
4. Others/Internal generation (LDO)			
Quantity	K.Ltrs	11524.61	14009.29
Total Amount	Rs. in Lacs	1694.17	1610.46
Average Rate	Rs. per K. Ltr	14700.46	11495.66

(B) Consumption per unit of production :

	Production Unit	Standards, if any	Current Year	Previous Year
1. Electricity (KWH)				
Viscose Filament Rayon Yarn	MT	—	5558.00	5917.00
Other Yarns (Average)	MT	—	5006.65	4987.53
Caustic Soda	MT	—	2344.00	2319.00
Fabrics	'000 Mtr	936.00	910.00	1118.70
Carbon Black	MT	—	456.34	453.84
Liquid Argon	SM3	3.80	4.10	4.11
Insulator	MT	—	—	1002.07
2. Furnace Oil (Kilo Ltr.)				
Viscose Filament Rayon Yarn	MT	—	0.30	—
Other Yarns	MT	—	8.60	11.80
Insulator	MT	—	0.00	0.50
3. Coal (Grade B, C and D)				
Viscose Filament Rayon Yarn	MT	—	2.54	2.71
Other Yarns	MT	—	128.10	182.60
Fabrics	'000 Mtr	—	37.50	36.70
4. Others/Internal generation (LDO)				
Viscose Filament Rayon Yarn	MT	—	0.48	0.84
Other Yarns	MT	—	0.02	0.02

ANNEXURE 'C' TO DIRECTORS' REPORT

Particulars of Employees pursuant to the provisions of Section 217(2A) of the Companies Act,1956 and forming part of the Directors' Report dated 29th April, 2004 for the year ended 31st March, 2004.

A) Employees who were employed throughout the Financial Year and were in receipt of remuneration in aggregate of not less than Rs.24,00,000/- per annum.

Name	Designation and Nature of Duties	Remuneration (Rs.)	Qualifications	Age	Experience (Years)	Date of Joining	Previous Employment, Designation, Name of Employer, Period of Service (Years)
Bagrodia M.C.	Group Executive President (Carbon Black)	17,989,020	B.Chem., AMIE., AMICH.E	67	46	01.09.99	Group Executive President, Grasim Industries Ltd. (29)
Dutt S.R.	President (Global Exports)	3,644,363	B.A. (Hons.)	59	38	01.06.92	Vice President (Exports), Lipton India Ltd. (11)
Gupta Adesh	President & CFO (Corporate Finance)	5,397,434	B.Com., F.C.A., F.C.S.	48	25	01.04.99	Jt. President, Birla Global Finance Ltd. (5)
Maheshwari K.K.	Group Executive President (Rayon)	8,404,350	M. Com., F.C.A.	49	27	01.04.01	President, Thai Polyphosphate & Chemical Co. Ltd., Thailand. (12)
Rathi S. S.	Executive President (Carbon Black)	2,916,973	B. Com., F.C.A.	46	22	15.06.91	Finance Manager, Grasim Industries Limited (10)
V. Srikrishnan	Vice President-Finance (Madura Garments)	2,764,417	B.Com, A.C.A.	42	19	17.04.02	Commercial Controller, Reckitt Benckiser India Ltd. (9)

B) Employees who were employed for a part of the Financial Year and were in receipt of remuneration in aggregate of not less than Rs.2,00,000/- per month.

Name	Designation and Nature of Duties	Remuneration (Rs.)	Qualifications	Age	Experience (Years)	Date of Joining	Previous Employment, Designation, Name of Employer, Period of Service (Years)
Choudhary A.N.	President (Textile)	4,814,687	B.Com., LL.B., F.C.A., F.C.S.	60	39	01.10.67	Qualified Assistant, S.R. Batliboi & Co., (1)
Javeri Hemchandra G.	President (Madura Garments)	1,837,167	PGDBM-IIM, Kolkata	42	19	07.01.04	Country Manager-South Asia, Nike Inc. (2)
Jhanwar K. C.	Executive President (Rayon)	2,383,250	B.Com, F.C.A., C.S.(Inter)	47	24	01.09.03	Executive President, Grasim Industries Ltd. (6)
Kumar Anil	President (Carbon Black)	7,197,619	B.Tech. (Chem)	53	33	05.09.97	Jt.President, Thai Carbon Black Public Co.Ltd., Thailand (18)
Nedungadi Prakash	President (Madura Garments)	5,325,269	PGDM-IIM, Kolkata, B.A. (Eco. Hons)	44	22	01.06.00	Regional Business Director, Indian Shaving Products Ltd. (2)
Singh H.N.	Executive President (Rayon)	2,089,152	B.E.(Mech.)	57	35	01.08.00	Joint President, Grasim Industries Limited (3)

Notes:

1. Remuneration includes salary, allowances, medical benefits, Company's contribution to Provident Fund and Superannuation Fund, wherever applicable, leave encashment, leave travel assistance and monetary value of taxable perquisites and also includes Gratuity/Retirement Benefit.
2. None of these Executives are related to any Directors or Manager of the Company.
3. All appointments are contractual, other terms and conditions are as per rules of the Company.

Form-A

Form for disclosure of particulars with respect to conservation of energy.

(A) Power and Fuel Consumption:-

	Units	Current Year	Previous Year
1. Electricity			
(A) Purchased - Units	KWH in Lacs	1021.28	1,106.69
Total Amount	Rs. in Lacs	4073.89	3923.56
Rate per Unit	Rs.	3.99	3.55
(B) Own Generation			
(i) Through Diesel Generator - Units	KWH in Lacs	642.26	532.43
Unit per Ltr. of Diesel Oil	—	3.57	3.46
Cost Per Unit	Rs.	4.60	4.21
(ii) Through Steam Turbine/Generator - Units	KWH in Lacs	2355.21	2251.41
Unit per ton of steam coal	—	381.25	391.55
Cost Per Unit	Rs.	2.26	2.32
2. Coal (Grade B, C and D)			
Quantity	'000 Tonnes	148.64	153.28
Total Cost	Rs.in Lacs	2978.01	2855.11
Average Rate	Rs.per Tonne	2003.48	1862.71
3. Furnace Oil			
Quantity	K.Ltrs.	5415.98	2971.90
Total Amount	Rs.in Lacs	550.84	301.54
Average Rate	Rs.per K.Ltr	10170.64	10146.39
4. Others/Internal generation (LDO)			
Quantity	K.Ltrs	11524.61	14009.29
Total Amount	Rs. in Lacs	1694.17	1610.46
Average Rate	Rs. per K. Ltr	14700.46	11495.66

(B) Consumption per unit of production :	Production Unit	Standards, if any	Current Year	Previous Year
1. Electricity (KWH)				
Viscose Filament Rayon Yarn	MT	—	5558.00	5917.00
Other Yarns (Average)	MT	—	5006.65	4987.53
Caustic Soda	MT	—	2344.00	2319.00
Fabrics	'000 Mtr	936.00	910.00	1118.70
Carbon Black	MT	—	456.34	453.84
Liquid Argon	SM3	3.80	4.10	4.11
Insulator	MT	—	—	1002.07
2. Furnace Oil (Kilo Ltr.)				
Viscose Filament Rayon Yarn	MT	—	0.30	—
Other Yarns	MT	—	8.60	11.80
Insulator	MT	—	0.00	0.50
3. Coal (Grade B, C and D)				
Viscose Filament Rayon Yarn	MT	—	2.54	2.71
Other Yarns	MT	—	128.10	182.60
Fabrics	'000 Mtr	—	37.50	36.70
4. Others/Internal generation (LDO)				
Viscose Filament Rayon Yarn	MT	—	0.48	0.84
Other Yarns	MT	—	0.02	0.02

ANNEXURE 'C' TO DIRECTORS' REPORT

Particulars of Employees pursuant to the provisions of Section 217(2A) of the Companies Act,1956 and forming part of the Directors' Report dated 29th April, 2004 for the year ended 31st March, 2004.

A) Employees who were employed throughout the Financial Year and were in receipt of remuneration in aggregate of not less than Rs.24,00,000/- per annum.

Name	Designation and Nature of Duties	Remuneration (Rs.)	Qualifications	Age	Experience (Years)	Date of Joining	Previous Employment, Designation, Name of Employer, Period of Service (Years)
Bagrodia M.C.	Group Executive President (Carbon Black)	17,989,020	B.Chem., AMIE., AMICH.E	67	46	01.09.99	Group Executive President, Grasim Industries Ltd. (29)
Dutt S.R.	President (Global Exports)	3,644,363	B.A. (Hons.)	59	38	01.06.92	Vice President (Exports), Lipton India Ltd. (11)
Gupta Adesh	President & CFO (Corporate Finance)	5,397,434	B.Com., F.C.A., F.C.S.	48	25	01.04.99	Jt. President, Birla Global Finance Ltd. (5)
Maheshwari K.K.	Group Executive President (Rayon)	8,404,350	M. Com., F.C.A.	49	27	01.04.01	President, Thai Polyphosphate & Chemical Co. Ltd., Thailand. (12)
Rathi S. S.	Executive President (Carbon Black)	2,916,973	B. Com., F.C.A.	46	22	15.06.91	Finance Manager, Grasim. Industries Limited (10)
V. Srikrishnan	Vice President-Finance (Madura Garments)	2,764,417	B.Com, A.C.A.	42	19	17.04.02	Commercial Controller, Reckitt Benckiser India Ltd. (9)

B) Employees who were employed for a part of the Financial Year and were in receipt of remuneration in aggregate of not less than Rs.2,00,000/- per month.

Choudhary A.N.	President (Textile)	4,814,687	B.Com., LL.B., F.C.A., F.C.S.	60	39	01.10.67	Qualified Assistant, S.R. Batliboi & Co., (1)
Javeri Hemchandra G.	President (Madura Garments)	1,837,167	PGDBM-IIM, Kolkata	42	19	07.01.04	Country Manager-South Asia, Nike Inc. (2)
Jhanwar K. C.	Executive President (Rayon)	2,383,250	B.Com, F.C.A., C.S.(Inter)	47	24	01.09.03	Executive President, Grasim Industries Ltd. (6)
Kumar Anil	President (Carbon Black)	7,197,619	B.Tech. (Chem)	53	33	05.09.97	Jt.President, Thai Carbon Black Public Co.Ltd., Thailand (18)
Nedungadi Prakash	President (Madura Garments)	5,325,269	PGDM-IIM, Kolkata, B.A. (Eco. Hons)	44	22	01.06.00	Regional Business Director, Indian Shaving Products Ltd. (2)
Singh H.N.	Executive President (Rayon)	2,089,152	B.E.(Mech.)	57	35	01.08.00	Joint President, Grasim Industries Limited (3)

Notes:

1. Remuneration includes salary, allowances, medical benefits, Company's contribution to Provident Fund and Superannuation Fund, wherever applicable, leave encashment, leave travel assistance and monetary value of taxable perquisites and also includes Gratuity/Retirement Benefit.
2. None of these Executives are related to any Directors or Manager of the Company.
3. All appointments are contractual, other terms and conditions are as per rules of the Company.

AUDITORS' REPORT TO THE MEMBERS

1. We have audited the attached Balance Sheet of Indian Rayon And Industries Limited as at March 31, 2004, the Profit and Loss account and also the Cash Flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956, (hereinafter referred to as 'the Act') we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

   i. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books. The Branch Auditors' reports have been forwarded to us and have been appropriately dealt with;

   iii. The Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account and with the audited returns from the branches;

   iv. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred to in section 211 (3C) of the Companies Act, 1956.

   v. On the basis of the written representations received from the directors as on March 31, 2004 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2004 from being appointed as a director in terms of section 274 (1)(g).

   vi. Without qualifying our opinion, we draw attention to Note No. 16(b) of Schedule 19 to the financial statements regarding remuneration payable to directors amounting to Rs 75 lakhs which is subject to approval of the shareholders at the ensuing Annual General Meeting.

   vii. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with Significant Accounting Policies and Notes on Accounts in Schedule '19' and those appearing elsewhere in the accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

      a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2004;
      b) in the case of the Profit and Loss account, of the profit for the year ended on that date; and
      c) in the case of Cash Flow statement, of the cash flows for the year ended on that date.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai
April 29, 2004

For S. R. BATLIBOI & COMPANY
Chartered Accountants

per Hemal Shah
Partner
Membership No. 42650

Mumbai
April 29, 2004

Annexure referred to in paragraph 3 of our report of even date

i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) All the Fixed assets have not been physically verified by management during the year but there is regular programme of verification which, in our opinion, is reasonable having regard to the size of the company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) During the year the company has not disposed off a substantial part of its fixed assets.

ii) (a) The inventory has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. No material discrepancies have been noticed on physical verification of stocks as compared to book records.

iii) (a) As informed to us, the Company has not granted any loans, secured or unsecured to companies, firms or other parties covered in the register maintained under section 301 of the Act.

During the year the Company has repaid eight unsecured Fixed Deposits of Rs.4,62,000 taken from parties covered under aforesaid section.

(b) The rate of interest and other terms and conditions of the aforesaid fixed deposits were prima facie not prejudicial to the interest of the company.

(c) The payment of principal amount and interest on the aforesaid fixed deposit were regular.

(d) There were no overdue amounts in the aforesaid fixed deposits.

iv) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business, for the purchase of inventory and fixed assets and for the sale of goods. During the course of audit, no major weakness has been noticed in these internal controls.

v) Based on the audit procedures applied by us and according to the information and explanations provided by the management, there are no transactions that need to be entered into the register maintained under section 301 of the Act.

vi) In our opinion and according to the information and explanations given to us, the company has complied with the provisions of sections 58A and 58AA of the Act and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public.

vii) In our opinion, the Company has an internal audit system commensurate with its size and nature of its business.

viii) We have broadly reviewed the accounts and records maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under section 209(1)(d) of the Act.

We are of the opinion that prima facie the prescribed accounts and records have been made and maintained.

ix) (a) The Company is generally regular in depositing with the appropriate authorities undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales-tax, Wealth Tax, Custom Duty, Excise Duty, Cess and other material Statutory Dues applicable to it. There were no arrears as at 31st March 2004 for a period of more than six months from the date they became payable.

(b) According to the information & explanations given to us, the dues in respect of sales tax, income tax, customs duty, excise duty, cess that have not been deposited with the appropriate authorities on account of dispute and the forum where the disputes are pending are given below:-

Name of the Statute	Nature of the dues	Amount (Rs.in Crores)	Forum where dispute is pending
Sales Tax Act	Sales Tax / Purchase Tax	0.27	Tribunal(s)
		1.85	Commissioner (Appeals)
		4.10	Assessing Authorities
Income Tax Act	Income Tax	0.89	Commissioner (Appeals)
		0.01	Assessing Authorities
Customs Act	Customs Duty	1.08	High Court(s)
		0.07	Assessing Authorities
Central Excise Act	Excise Duty	0.02	High Court(s)
		5.00	Tribunal(s)
		9.93	Commissioner (Appeals)
		17.71	Assessing Authorities
Textile Cess Act	Cess	1.33	Tribunal(s)
Water Cess Act	Cess	0.02	Assessing Authorities
Education Cess Act	Cess	0.20	Assessing Authorities
Mines & Minerals (Regulations & Development Act, 1957)	Cess	0.02	Assessing Authorities

x) The Company has no accumulated losses at the end of the financial year and it has not incurred any cash losses in the current or in the immediately preceding financial year.

xi) According to the information and explanations given to us, the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holders.

xii) According to the information and explanations given to us, the company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xiii) The company is not a chit fund or a nidhi mutual benefit fund/ society. Therefore, the provisions of clause 4(xiii) of the Companies (Auditor's Report) Order 2003 are not applicable to the company.

xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Companies (Auditor's Report) Order 2003 is not applicable to the company.

xv) In our opinion, the terms and conditions on which the company has given guarantees for loans taken by others from banks or financial institutions are, prima facie, not prejudicial to the interest of the company.

xvi) According to the information and explanations given to us, the term loans have been applied for the purpose for which they were raised.

xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the company, we report that no funds raised on short-term basis have been used for long-term investment. No long-term funds have been used to finance short-term assets except working capital.

xviii) The Company has not made preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.

xix) According to the information and explanations given to us, the company has created security in respect of debentures issued in earlier years. No debentures have been issued during the year.

xx) The Company has not raised any money through a public issue during the year.

xxi) Based upon the audit procedures performed and information and explanations given to us, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai
April 29, 2004

For S. R. BATLIBOI & COMPANY
Chartered Accountants

per Hemal Shah
Partner
Membership No. 42650

Mumbai
April 29, 2004

BALANCE SHEET AS AT 31ST MARCH, 2004

	Schedule	As at 31st March, 2004 Rs. Crores	As at 31st March, 2003 Rs. Crores
SOURCES OF FUNDS			
Shareholders' Funds:			
Share Capital	1	59.88	59.88
Reserves & Surplus	2	1,207.80	1,110.91
		1267.68	1170.79
Loan Funds:			
Secured Loans	3	405.81	266.32
Unsecured Loans	4	ß	1.58
		405.81	267.90
Deferred Tax Liabilities		127.51	126.42
	Total Funds Employed	1801.00	1565.11
APPLICATION OF FUNDS			
Fixed Assets:			
Gross Block	5	1,301.31	1,177.54
Less: Depreciation		588.53	501.55
Net Block		712.78	675.99
Capital Work-in-Progress		24.69	8.09
		737.47	684.08
Investments	6	741.63	514.30
Current Assets,Loans & Advances:			
Inventories	7	276.91	245.42
Sundry Debtors	8	186.41	151.20
Cash & Bank Balances	9	13.27	41.30
Interest accrued on Investments		—	0.02
Loans & Advances	10	93.50	145.85
		570.09	583.79
Less: Current Liabilities & Provisions:	11		
Current Liabilities		212.74	189.92
Provisions		38.40	34.02
		251.14	223.94
Net Current Assets		318.95	359.85
Miscellaneous expenditure (to the extent not written off)			
Marketing / Technical know-how		2.95	6.88
	Total Funds Utilised	1801.00	1565.11
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts
As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242

For S. R BATLIBOI & CO
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

ADESH GUPTA
President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: B. L. SHAH
B. R. GUPTA
TARJANI VAKIL

Mumbai, 29th April, 2004

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2004

	Schedule	2003-04 Rs. Crores	2002-03 Rs. Crores
INCOME			
Income from Operations	12	1,714.06	1,593.35
Less: Excise Duty		140.22	150.93
Net Sales		1,573.84	1,442.42
Other Income	13	14.27	10.00
		1,588.11	1,452.42
EXPENDITURE			
(Increase)/Decrease in Stocks	14	(21.01)	(3.87)
Cost of Materials	15	812.50	686.81
Salaries,Wages and Employee Benefits	16	117.81	122.83
Manufacturing, Selling and Other Expenses	17	420.99	406.46
Interest and Other Finance Expenses (Net)	18	14.82	21.72
		1,345.11	1,233.95
Profit before Depreciation/Amortisation and Exceptional items		243.00	218.47
Depreciation/Amortisation		77.59	67.81
Marketing / Technical knowhow expenditure written off		3.93	3.93
Profit before Exceptional items and Tax		161.48	146.73
Exceptional Items			
Gain/(Loss) on sale of Long Term Strategic Investments		19.95	(57.08)
Gain on transfer of Insulator Business		—	38.42
Profit after Exceptional items		181.43	128.07
Provision for Current Tax		44.25	9.00
Provision for Deferred Tax		5.90	25.22
Net Profit after Tax		131.28	93.85
Provision for Tax for Earlier Years written back		—	(11.48)
Net Profit		131.28	105.33
Balance brought forward		209.64	79.68
Transfer from Debenture Redemption Reserve (Net)		48.33	32.95
Transfer from Investment Allowance Reserve		—	37.00
Profit available for Appropriation		389.25	254.96
APPROPRIATIONS			
Proposed Dividend		23.95	22.45
Corporate Tax on Proposed Dividend		3.07	2.88
General Reserve		75.07	20.00
Investment Reserve (Refer note no.5b in Schedule 19 B)		19.95	—
Surplus carried to Balance Sheet		267.21	209.64
		389.25	254.97
Basic Earnings per share - Rs.		21.92	17.59
Diluted Earnings per share - Rs.		21.92	17.58
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts
As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242

For S. R BATLIBOI & CO
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

ADESH GUPTA
President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: B. L. SHAH
B. R. GUPTA
TARJANI VAKIL

Mumbai, 29th April, 2004

SCHEDULE '1'
SHARE CAPITAL

	Numbers	As at 31st March, 2004 Rs. Crores	As at 31st March, 2003 Rs. Crores
Authorised:			
Equity Shares of Rs. 10 each	85,000,000	85.00	85.00
Redeemable Preference Shares of Rs. 100 each	1,500,000	15.00	15.00
Total		100.00	100.00
Issued, Subscribed & Paid-up:			
Equity Shares of Rs. 10 each, fully paid-up*	59,881,902	59.88	59.88
	(59,876,742)	59.88	59.88

1. * Includes:

— 13,75,500 shares allotted as fully paid-up pursuant to contracts for consideration other than cash

— 2,33,71,517 shares (Previous Year 2,33,69,797 shares) issued as Bonus Shares by capitalisation of Securites Premium, General Reserve, Capital Redemption Reserve and Capital Reserve

— 33,30,106 shares (Previous Year 34,42,201) shares represented by Global Depository Receipts

2. Issue of 21,015 (Previous Year 36,581) equity shares and bonus shares thereon is in abeyance pursuant to the provisions of Section 206A of the Companies Act, 1956.

SCHEDULE '2'
RESERVES & SURPLUS

Rs. in Crores

	Balance as at 31st March,2003	Additions during the year	Deductions/ Adjustments during the year	Balance as at 31st March, 2004
Capital Reserve	1.44	1.17	—	2.61
Capital Redemption Reserve	7.61	—	ß	7.61
Debenture Redemption Reserve	68.33	—	48.33#	20.00
Securities Premium Account	373.36	0.06	—	373.42
General Reserve	450.53	75.07	8.60	517.00
Investment Reserve	—	19.95	—	19.95
Surplus as per Profit & Loss Account	209.64	57.57	—	267.21
	1,110.91	153.82	56.93	1,207.80
Previous Year	1,030.91	149.96	69.96	1,110.91

Transferred to/from Profit and Loss account

SCHEDULES

SCHEDULE '3'
SECURED LOANS

	As at 31st March, 2004 Rs. Crores	As at 31st March, 2003 Rs. Crores
Debentures	50.00	156.66
Loan from Banks	276.07	70.07
Other Loans :		
Deferred Sales Tax Loan	31.47	22.59
Others	48.27	17.00
	405.81	266.32

SCHEDULE '4'
UNSECURED LOANS

	As at 31st March, 2004 Rs. Crores	As at 31st March, 2003 Rs. Crores
Fixed Deposits	ß	1.54
Other loans :		
Deferred Sales Tax Loan	—	0.04
	ß	1.58
Includes amounts repayable within one year	—	1.58

SCHEDULE '5'
FIXED ASSETS

Rs. in Crores

	Gross Block				Depreciation/Amortisation				Net Block	
	As at 31st March-03	Additions for the year	Deduction/ Adjustments	As at 31st March-04	Upto 31st March-03	For the year	Deduction/ Adjustments	Upto 31st March-04	As at 31st March-04	As at 31st March-03
Tangible Assets										
Land										
Freehold	1.01	—	—	1.01	—	—	—	—	1.01	1.01
Leasehold	5.13	—	—	5.13	0.52	0.08	ß	0.60	4.53	4.61
Buildings	112.71	5.92	0.02	118.61	22.48	2.87	0.00	25.35	93.26	90.23
Plant & Machinery	868.81	75.78	5.80	938.79	433.35	49.43	3.19	479.59	459.20	435.46
Furniture, Fixtures & Equipment	26.01	5.95	0.37	31.59	14.10	5.77	0.27	19.60	11.99	11.91
Vehicles and Aircraft	12.35	1.22	1.05	12.52	2.53	2.53	0.63	4.43	8.09	9.82
Livestock	0.02	—	—	0.02	0.02	—	—	0.02	—	—
Intangible Assets										
Goodwill on Acquistion	20.35	—	—	20.35	—	—	—	—	20.35	20.35
Trade mark/Brands	123.61	42.14		165.75	26.77	14.48	*(13.40)	54.65	111.10	96.84
Specialised Software	7.54	—	—	7.54	1.78	2.51	—	4.29	3.25	5.76
Total	1177.54	131.01	7.24	1301.31	501.55	77.67	(9.31)	588.53	712.78	675.99
Previous year	1,242.14	35.85	100.45	1,177.54	491.30	67.81	57.56	501.55	675.99	

Notes:

1. Execution/renewal/registration of documents pending in respect of Freehold land Rs.0.06 crores (Previous year Rs. 0.06 crores) and Buildings of Rs. 0.30 crores (Previous Year Rs.0.30 crores).
2. Assets held under co-ownership - Leasehold Land Rs. 0.25 Crore (Previous Year 0.25 Crore), Buildings Rs. 1.07 Crore (Previous Year Rs. 1.08 Crore) , Vehicles Rs. 0.04 Crore (Previous Year Rs. Nil Crore), Furniture, Fixture & Equipment Rs. 0.51 Crore (Previous Year Rs. 0.50 Crore) and Aircraft pending Registration Rs.4.84 Crores (Previous year Rs.4.84 Crores)
3. The Company has made an application for exemption under section 20 of the Urban Land (Ceiling & Regulation) Act, 1976 for excess land of 4.25 acres (Previous Year 4.25 acres) at Rishra
4. Buildings include Rs.8.12 Crores (Previous Year 8.12 Crores) being cost of Debentures of and Shares in a Company entitling to the right of exclusive occupancy and use of certain premises.
5. Plant & Machinery include Rs.1.07 Crores (Previous year Rs. 1.07 Crores) being assets not owned by the Company.
6. * Refer note no.4a of Schedule 19 B

SCHEDULE '6' INVESTMENTS	Face Value Rupees	As at 31st March, 2004 Number	Rs Crore	As at 31st March, 2003 Number	Rs Crore
A. LONG TERM INVESTMENTS					
Government Securties (Unquoted)					
6 & 7 Years National Saving Certificates	33000		ß		ß
Other Investments (Fully Paid up) : Non Trade					
QUOTED					
Equity Shares:					
HGI Industries Ltd.	10	432,322	3.46	432,322	3.46
Industrial Development Bank of India	10	—	—	538,593	3.69
UNQUOTED					
16% NCD of Mangalore Refinery and Petrochemicals Ltd.	40	—	—	250,000	0.98
Equity Shares :					
Gwalior Properties and Estates Ltd.	10	346,850	1.45	346,850	1.45
Seshashayee Properties Ltd.	10	365,750	1.64	365,750	1.64
Trapti Trading & Investments Ltd.	10	351,700	3.77	351,700	3.77
Turquoise Investments & Finance Ltd.	10	341,600	3.66	341,600	3.66
Trade Investments					
QUOTED					
Equity Shares :					
Indo-Gulf Fertiliser Ltd.	10	—	—	3,915,871	9.40
Hindalco Industries Limited (Hindalco)	10	1,631,613	36.45	1,631,613	36.45
Century Enka Ltd.	10	62,500	1.25	62,500	1.25
UNQUOTED					
Equity Shares :					
Birla NGK Insulators Private Limited (Birla NGK)	10	12,490,000	12.49	12,490,000	12.49
IDEA Cellular Ltd (IDEA)	10	96,816,400	96.82	88,816,400	88.82
Preference Shares					
UNQUOTED					
7% Redeemable, Cumulative Pref. Shares of Crafted Clothing P. Ltd.	100	570,000	5.70	—	—
Investment in Subsidiary Companies:					
Equity Shares					
QUOTED					
PSI Data Systems Ltd.	10	5,311,669	100.28	5,311,669	100.28
UNQUOTED					
Aditya Vikram Global Trading House Ltd., Mauritius	US$ 1	850,000	3.70	850,000	3.70
Birla Sun Life Insurance Company Ltd. (Birla Sunlife)	10	214,600,000	216.10	133,200,000	134.70
Laxminarayan Investment Ltd.	10	11,093,000	11.09	11,093,000	11.09
Rajnidhi Finance Ltd.	10	—	—	40,000	0.04
Transworks Information Services Ltd	1	15,738,378	68.78	—	—
Preference Shares					
UNQUOTED					
7% Cumulative Redeemable Pref. Shares of PSI Data Systems Ltd.	100	1,500,000	15.00	—	—
Total A			581.64		416.87

SCHEDULE '6' (Contd)
INVESTMENTS

	Face Value Rupees	As at 31st March, 2004 Number	As at 31st March, 2004 Rs Crores	As at 31st March, 2003 Number	As at 31st March, 2003 Rs Crores
B. CURRENT INVESTMENTS					
(Unquoted, Non Trade and Fully paid up)					
Units of Debt Schemes of various Mutual Funds		138,279,761	159.99	62,828,471	97.43
Total B			159.99		97.43
TOTAL (A+B)			741.63		514.30
Aggregate Book Value — Quoted			141.44		154.54
— Unquoted			600.19		359.76
Aggregate Market Value — Quoted			226.59		123.20

	Number
Units of Debt Schemes of various Mutual Funds purchased and redeemed during the year:	1,133,593,383

SCHEDULE '7'
INVENTORIES

Finished Goods	104.00	91.06
Stores and Spares	13.91	18.05
Raw Materials	133.26	118.62
Packing Materials	1.75	1.50
Work in Progress	23.57	16.02
Waste / Scrap	0.42	0.17
	276.91	245.42

SCHEDULE 8
SUNDRY DEBTORS *

(Unsecured, considered good except otherwise stated)		
Due for period exceeding six months	2.10	3.06
(Net of doubtful, fully provided Rs.3.93 Crores Previous Year Rs.8.16 Crores)		
Others	184.31	148.14
(Doubtful, fully provided ß Crores Previous Year Rs.Nil crores)		
	186.41	151.20
* Includes amount in respect of which the Company holds deposits and Letters of Credit/ Guarantees from Banks	29.93	29.73

SCHEDULE 9
CASH & BANK BALANCES

	As at 31st March, 2004 Rs. Crores	As at 31st March, 2003 Rs. Crores
Cash & Cheques in hand and remittances in transit	2.45	3.20
Balances with Scheduled Banks:		
Current Accounts	9.47	6.48
Deposit Accounts	1.31	31.61
Balances with Non-Scheduled Bank: #		
On Current Account- Standard Chartered Bank (SCB), London	0.04	0.01
	13.27	41.30
# Maximum amount due at any time during the year SCB	0.11	0.07

CHEDULE 10
LOANS AND ADVANCES

(Unsecured, considered good except otherwise stated)		
Advances recoverable in cash or in kind or for value to be received + (Net of Doubtful, fully provided Rs.3.44 Crores -Previous Year Rs.3.57 Crores)	57.23	56.83
Deposits (Net of Doubtful, fully provided Rs.1.96 Crores -Previous Year Rs.2.00 Crores)	26.57	83.92
Balances with Central Excise,Customs & Port Trust etc. (Net of provision Rs.3.01 Crores-Previous Year Rs.3.01 Crores)	9.70	5.10
	93.50	145.85
+ Includes		
1. Amount due from Officers	0.02	0.04
2. Maximum amount due from Officers at any time during the year	0.04	0.06
3. Due from subsidiary companies	0.05	17.76

SCHEDULE 11
CURRENT LIABILITIES & PROVISIONS

Current Liabilities:		
Acceptances	14.21	14.35
Sundry Creditors	133.73	121.72
Advances from Customers	3.91	5.54
Interest accrued but not due on loans	1.01	6.25
Investors Education & Protection Fund shall be credited (when due) for the following:		
Unpaid Dividend	1.54	1.52
Unpaid application money	0.04	0.04
Unpaid matured deposits	-	-
Unpaid matured debentures	0.17	0.20
Interest accrued on above	0.22	0.14
Other Liabilities	57.91	40.16
	212.74	189.92
Provisions:		
For taxation (Net of Advance Payment)	3.70	2.83
Proposed Dividend	23.95	22.45
Provision for Corporate Tax on Dividend	3.07	2.88
Provision for Retirement Benefits	7.68	5.86
	38.40	34.02
	251.14	223.94
Due to Associates	0.03	


Life Insurance
Investment

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A joint venture between The Aditya Birla Group and Sun Life Financial Inc., one of the world's leading international financial services organisations.

CALL 1-600-22-7000

489/BSLI-VGC/03

Regd. Office - Birla Sun Life Insurance Company Limited, 6th Floor, Vaman Centre, Makhwana Road, Off Andheri Kurla Road, Near Marol Naka, Andheri (E), Mumbai - 400 059. Reg. No. 109. Form No.APP1/APP2. For risk factors please refer brochure. Insurance is the subject matter of solicitation.

SCHEDULES

	2003-2004 Rs. Crores	2002-2003 Rs. Crores
SCHEDULE 12		
INCOME FROM OPERATIONS		
Income from Sale of Products	1,666.08	1,554.24
Income from Services	12.68	2.26
Export Benefits	34.35	36.13
Others	0.95	0.72
	1,714.06	1,593.35
SCHEDULE 13		
OTHER INCOME		
Dividends on Long Term Investments :		
Trade	3.26	5.13
Others	0.06	0.08
	3.32	5.21
Dividends on Current Investments	5.42	-
Profit/(Loss) on sale of Investments (Net) :		
Long Term	(0.61)	(0.02)
Current	1.80	1.43
	1.19	1.41
Miscellaneous Income	4.34	3.38
	14.27	10.00
SCHEDULE 14		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Finished Goods	104.00	91.06
Work-in-Progress	23.57	16.02
Waste / Scrap	0.42	0.17
	127.99	107.25
Less:		
Opening Stocks:		
Finished Goods	91.06	109.81
Work-in-Progress	16.02	19.31
Waste / Scrap	0.17	0.24
	107.25	129.36
Add: (Increase)/Decrease in Excise duty on Stocks	(0.27)	2.33
Less: Stock transferred to Birla NGK Insulators Pvt. Ltd.	—	28.31
(Increase)/Decrease	(21.01)	(3.87)

SCHEDULE 15
COST OF MATERIALS

	2003-2004 Rs. Crores	2002-2003 Rs. Crores
Raw Material Consumption	712.74	637.26
Packing Material Consumption	22.02	24.15
Purchase of Finished Goods	74.34	25.40
Finished goods produced in trial run	3.40	-
	812.50	686.81

SCHEDULE 16
SALARIES,WAGES AND EMPLOYEE BENEFITS

Payments to & Provisions for Employees:		
Salaries, Wages and Bonus	97.11	100.93
Contribution to Provident & Other Funds	13.84	15.72
Welfare Expenses	6.86	6.18
	117.81	122.83

SCHEDULE 17
MANUFACTURING, SELLING AND OTHER EXPENSES

Consumption of Stores & Spares	45.01	45.44
Power & Fuel	100.62	96.44
Processing Charges	51.95	43.98
Commission to Selling Agents	49.21	44.09
Brokerage & Discounts	6.78	7.47
Export Expenses	4.78	5.51
Advertisement	42.42	41.70
Transportation & Handling Charges (Net)	28.66	25.25
Other Selling Expenses	17.38	20.14
Auditors' Remuneration :		
Payments to Statutory Auditors:		
Audit Fees	0.10	0.07
For Taxation Matters	-	0.02
For Tax Audit	0.04	0.03
For Certification Work	0.03	0.02
For Management Services	-	0.04
Reimbursement of Expenses	0.03	0.02
Payments to Branch Auditors:		
Audit Fees	0.08	0.06
For Taxation Matter	0.01	ß
For Certification Work	0.03	0.06
For Management Services	0.01	0.02
Reimbursement of Expenses	0.03	0.02
Payment to Cost Audidors:		
Audit Fees	0.01	0.01
Reimbursement of Expenses	ß	ß
Bad debts & Provisions for doubtful debts & advances	3.21	7.37

SCHEDULE 17 (Contd.)	2003-2004 Rs. Crores	2002-2003 Rs. Crores
Repairs & Maintenance of:		
Buildings	3.77	3.26
Plant & Machinery	14.15	14.88
Others	1.83	1.63
Rent	8.70	6.23
Rates & Taxes	5.49	2.43
Insurance	4.02	4.22
Donations	1.30	0.60
Directors' Fees & Travelling Expenses	0.12	0.05
Research & Development Expenses	0.69	0.65
(Profit) /Loss on sale / discard of Fixed Assets (Net)	0.16	0.65
Miscellaneous Expenses (Refer Note No. 10 of schedule 19B)	36.33	37.76
	426.95	410.12
Less:		
Insurance Claims	1.30	1.54
Unspent Liabilities, Excess provisions and unclaimed balances in respect of earlier years written back (net of short provisions and sundry balances written off)	4.66	2.12
	5.96	3.66
	420.99	406.46

SCHEDULE 18
INTEREST AND OTHER FINANCE EXPENSES

Interest		
On Debentures and Fixed Loans	14.86	28.50
Others	5.49	11.14
Other Finance Expenses	3.64	4.06
	23.99	43.70
Less: Interest Income		
Interest on long term Investments (Tax deducted at source Rs.0.01 Crores - Previous Year Rs.1.11 Crores)	0.06	5.26
Other Interest (Tax deducted at source Rs.1.51 Crores - Previous Year Rs.1.15 Crores)	9.11	16.72
	14.82	21.72

SCHEDULE '19'

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, on an accrual basis and in accordance with the applicable accounting standards.

FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

DEPRECIATION / AMORTIZATION

a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner specified in the Schedule XIV of the Companies Act, 1956 except stated hereunder.

		Estimated useful life
Capital Expenditure on assets not owned	—	5 Years
Office Computers	—	4 Years
Vehicles	—	5 years
Furniture's and fixtures (excluding equipments)	—	6 years
Leasehold Land/Improvements	—	Over the period of the lease

b) INTANGIBLE ASSETS ARE AMORTIZED AS UNDER:

Trademarks/ Brands	—	10 years
Specialized Software	—	3 years
Goodwill	—	Not being amortized.

c) Depreciation on the Fixed Assets added/disposed off /discarded during the year has been provided on pro-rata basis with reference to the month of addition/disposal/discarding.

"Continuous process plants" have been classified on technical assessment and depreciation provided accordingly

Depreciation on the amounts capitalized on account of foreign exchange fluctuation is provided prospectively over residual life of the assets.

BORROWING COST

Borrowing Costs attributable to acquisition and construction of qualifying assets are capitalized as a part of the cost of such asset up to the date when such assets is ready for its intended use.

Other borrowing costs are charged to the Profit & Loss Account.

TRANSLATION OF FOREIGN CURRENCY ITEMS

Transaction in foreign currency is recorded at the rate of exchange prevailing on the date of transaction. Current assets and liabilities are translated at the year-end closing rates. The resulting exchange gain/loss is reflected in the profit and loss account. Exchange differences attributable to the acquisition of the fixed assets are adjusted to the cost of the respective assets. Premium in respect of forward foreign exchange contract is recognized over the life of the contracts.

INVESTMENTS

Long Term Investments are stated at cost after deducting provision, if any, made for permanent diminution in the values.

Current Investments are stated at lower of cost and market/fair value.

INVENTORIES

Raw materials, components, stores and spares are valued at lower of cost and net realizable value. However, materials and other items held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

Work in progress and finished goods are valued at lower of cost and net realizable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted average / FIFO basis.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable stocks are duly provided for.

GOVERNMENT GRANTS

Government Grants are recognized when there is reasonable assurance that the same will be received. Revenue grants are recognized in the Profit & Loss account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

REVENUE RECOGNITION

Sales are recorded net of trade discounts, rebates and include excise duty.

Income from service rendered is recognised based on agreements/arrangements with the concerned parties.

Dividend income on investments is accounted for when the right to receive the payment is established.

RETIREMENT BENEFITS

Retirement benefits in the form of Provident Fund and Superannuation Schemes are charged to the Profit & Loss Account of the year when the contributions to the respective funds are accrued.

Gratuity liability under the Payment of Gratuity Act is provided and funded on the basis of an actuarial valuation made at the end of each financial year.

Provision for leave encashment is provided on the basis of actuarial valuation made at the end of each financial year.

TAXATION

Provision for current tax is made on the basis of estimated taxable income for the current accounting year in accordance with the Income Tax Act, 1961.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the tax rates and laws that have been substantively enacted as of the balance sheet date.

Deferred tax assets arising from timing differences are recognized to the extent there is reasonable certainty that these would be realized in future.

Deferred tax assets are recognized on unabsorbed losses only if there is virtual certainty that such deferred tax asset can be realized against future taxable profits.

MISCELLANEOUS EXPENDITURE

Marketing / Technical know-how expenses are deferred and are written-off over a period of five years.

CONTINGENT LIABILITIES

Contingent Liabilities in respect of show cause notices received are considered only when they are converted into demands.

Contingent Liabilities under various fiscal laws include those in respect of which the Company/Department is in appeal. Contingent Liabilities are disclosed by way of notes.

B NOTES ON ACCOUNTS	Current Year Rs. in Crores	Previous Year Rs. in Crores
1 Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of advances)	15.18	5.15
2 Contingent Liabilities not provided for:		
a) Claims against the Company not acknowledged as debts		
i) Income-tax	39.22	0.67
ii) Custom Duty	1.38	1.46
iii) Excise Duty	42.87	39.97
iv) Others	27.69	23.69
b) Bills discounted with Banks	56.27	37.57
c) Corporate Guarantees given to Banks/Financial Institutions for loans taken/Preference shares issued by subsidiary/other companies.	112.42	110.42
d) Customs duty on capital goods and raw materials imported under advance licensing / EPCG scheme, against which export obligation is to be fulfilled.	10.49	4.63

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year Rs. in Crores	Previous Year Rs. in Crores
3	**DEBENTURE AND SECURED LOANS :-**		
a)	Non Convertible Debentures and Term loan from Life Insurance Corporation of India are secured by way of first charge created (to be created for Term loan from Life Insurance Corporation of India) by mortgage of the immovable properties of the Company situated at Veraval, Rishra, Jagdishpur, Renukoot and SakharBhavan, Mumbai and hypothecation of movables (except book debts) situated at the above locations and at Midnapur, subject to prior charge(s)created on certain assets in favor of the Financial Institutions and on inventories in favor of the Company's Bankers for the working capital borrowings, ranking pari-passu inter-se.		
	(i) 11% Seventeenth Series (Fully redeemed at par on 24th January, 2004)	—	26.66
	(ii) 13.20% Twentieth Series (Fully redeemed at par on 8th Oct, 2003)	—	30.00
	(iii) 13.50% Twenty First Series (Fully redeemed at par on 1st Aug, 2003)	—	50.00
	(iv) 10.85% Twenty Second Series (Redeemable at par on 10th March, 2006)	50.00	50.00
	(v) Term Loan from Life insurance Corporation of India	30.00	—
b)	Term Loans from Export Import Bank of India are secured by way of first exclusive charge on assets acquired there-against.	18.27	17.00
c)	Foreign Currency Loan by way of External Commercial Borrowing (ECB) is secured by way of first pari-passu charge to be created in favor of HSBC plc by mortgage of immovable properties and hypothecation of movable Plant & Machineries of the Company situated at Gummidipoondi.	45.56	—
d)	Foreign Currency Loan by way of FCNR (B) loan from State Bank of India is secured by way of first exclusive charge by way of hypothecation of Brand Rights/Trade mark acquired there against.	36.24	—
e)	Deferred sales tax loan for the Caustic soda plant at Veraval to be secured by first pari-pasu charge and for carbon black plant at Gummidipoondi is secured by second pari-pasu charge of the respective plant.	31.47	22.59
f)	Working Capital Borrowings are secured by hypothecation of inventories and book debts	194.27	70.07
g)	Foreign Currency Loans have been fully hedged for foreign exchange and interest rate fluctuation by way of Currency swaps. Hence, the year-end balances are reflected at the contracted exchange rate.		

4 a) On "Accounting Standard 26 - Intangible assets" becoming mandatory from 1st April 2003, intangible assets namely Trade Mark/Brands are required to be amortized over 10 years as against amortization being done by the Company for such assets over 15 years till 31st March 2003. In accordance with the transitional provision of this Accounting Standard, Rs. 13.40 Crores being the difference of the amount amortizable over amount already amortized pertaining to these assets has been provided, Rs.4.80 Crores being the tax impact thereon has been reduced from the opening deferred tax liability. The net amount of Rs.8.60 Crores has been adjusted to opening balance of General Reserve.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year Rs. in Crores	Previous Year Rs. in Crores
Had this change not been made, the profit for the year (Net of Taxes) would have been higher by Rs.2.64 Crores and Reserves would have been higher by Rs.11.24 Crores.		
b) The Company has revised its estimated useful lives from the life/ rates as per the schedule XIV of the Companies Act 1956 to useful life as stated in accounting policy of Depreciation and Amortization on the fast depreciating items like Office Computers, Vehicles and Furniture & Fixtures w.e.f. 1st April 2003. Consequently, additional depreciation of Rs.6.16 crores has been charged to profit and loss account for the year ended 31st March 2004.		
c) Capital Work-in-Progress includes advances against Capital Expenditure.	2.36	2.81
d) Pre-operative expenses:		
Sales during trial run	3.75	—
Stock of Finished goods produced in trial run	3.40	—
	7.15	—
Less:		
Excise duty	0.68	—
Raw Material Consumed	5.77	—
Salary, wages and Bonus	0.11	—
Contribution to Provident and other funds	0.01	—
Other Benefits to staffs	0.04	—
Consumption of packing materials	0.18	—
Interest capitalized	0.37	—
	7.16	—
Amount capitalized	0.01	—

5 a) Market/Book values of certain long term quoted investments aggregating to Rs.104.99 Crores (Previous year Rs.108.68 Crores) and unquoted investments aggregating to Rs.402.40 Crores (Previous year Rs.223.52 Crores) are lower than its cost.

b) Considering the strategic and long-term nature of the aforesaid investments and asset base & business plan of the investee companies, in the opinion of the management, the decline in the market/book value of the aforesaid investments is of temporary nature, requiring no provision.

An amount equivalent to the non recurring income of Rs.19.95 Crores on sale of Long term strategic investments has been transferred to "Investment Reserve" to be used to meet permanent diminution, if any, that may arise in the future, in the value of present and future long term strategic investments.

c) Transfer of investments in Idea Cellular Ltd./Birla Sunlife Ltd./ Birla NGK Insulator Pvt. Ltd. is restricted by the terms contained in their respective joint venture agreement.

d) 48839784 equity shares of IDEA are pledge with certain lenders to secure loan extended by them to IDEA. Additional 24204100 shares are subject to non-disposal undertaking.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year Rs. in Crores	Previous Year Rs. in Crores
6 Loans & Advances include:		
a) Advances towards equity of the following companies, to be allotted by them on substantial progress in implementation of their respective projects after procuring all regulatory approval etc.		
Rosa Power Supply Co. Ltd.	0.62	0.62
Bina Power Supply Co. Ltd.	8.14	8.14
b) Interest bearing deposits given to Birla Project Development Company Limited (BPDCL), a project development company in respect of which the Company has also been given a right of first refusal to participate in equity of the projects being developed by BPDCL.	2.23	1.72
c) Interest bearing deposits given to Birla Management Corporation Limited (BMCL) a company limited by guarantee formed to provide a common pool of facilities and resources to its members, with a view to optimize the benefits of specialization and minimize cost to each member. The Company's share of expenses under the common pool has been accounted for under the appropriate heads.	3.93	2.68

d)

	Amount Receivable From	Balance as on 31st March, 2004	Balance as on 31st March, 2003	Maximum amount due at any time during the year 2003-2004	Maximum amount due at any time during the year 2002-2003
(i)	Subsidiaries				
	Aditya Vikram Global Trading House Ltd	—	—	0.94	2.45
	Laxminarayan Investments Ltd	—	0.61	0.61	1.81
	PSI Data Systems Ltd	—	4.23	4.60	4.23
	Birla Technologies Limited	—	12.92	15.20	12.92
	Transworks Information Services Ltd.	0.05	—	1.25	—
(ii)	Associates/Joint Ventures				
	IDEA Cellular Ltd.	—	23.00	54.00	23.00
	Birla NGK Insulators Pvt. Ltd.	0.59	—	1.12	11.93
	Crafted Clothings Pvt. Ltd.	0.53	5.64	6.22	7.51
(iii)	Employees against loan given in the ordinary course of the business and as per the service rules of the company				
	- no repayment schedule or repayment beyond seven years	1.41	1.73	2.01	2.14
	- no interest or at an interest rate below which is specified in section 372A of the Companies Act, 1956	3.01	2.72	3.73	3.46

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year Rs. in Crores	Previous Year Rs. in Crores
7	Based on the information / documents available with the Company Sundry creditors include:		
	a) Amounts due to small scale undertakings (total Amount)	2.00	1.52
	b) Amount overdue on account of principal and / or interest	—	0.52
	c) Name of the parties to whom the company owe any sum outstanding for more than thirty days but not overdue: Cardboard & Packaging Co (Mys) P. Ltd., S.V. Polymers, Anu Print Pack, Mangal Plastic Udyog, Dhruv Globals Ltd., Sel-Jegat Printers, Himalaya Containers & Cartons, Lakshmi Polymers, Mandhana Industries Ltd.		
8	Deferred Tax Liability / (Asset) at the year end comprise timing differences on account of:		
	Depreciation	136.67	137.62
	Expenditure / Provisions allowable	(9.16)	(8.98)
	MAT credit available for set-off in future years	—	(2.22)
		127.51	126.42
9	Earnings per Share (EPS) is calculated as under:		
	a) Numerator -		
	— Net Profit after exceptional items as disclosed in Profit & Loss account	131.28	105.33
	b) Denominator - Weighted average number of Equity Shares outstanding		
	— Basic	59,881,902	59,876,742
	— Diluted	59,913,424	59,931,614
	c) Nominal value of Shares (in Rs.)	10.00	10.00
10	Amount of exchange difference (net)		
	— included in additions to the fixed assets	(0.41)	—
	— debited / (credited) in Misc. Expenses to the Profit and Loss account	(4.13)	0.99
	— to be debited/(credited) in Misc. Expenses in the Profit and Loss account of the subsequent year in respect of forward contracts	(0.69)	0.13
11	a) The Company has taken some assets on Finance Lease basis. Future Lease Rental obligations in respect of these assets	0.07	0.21
	b) During the year, the Company has given certain assets on non-cancelable operating lease.		
	The Gross carrying amount of the above referred assets	0.66	0.66
	The accumulated depreciation for the above assets	0.03	ß
	The depreciation for the above assets for the year	0.03	ß
	The future minimum lease rental in respect of aforesaid lease is as follows:		
	i) Not later than one year	0.31	0.35
	ii) Later than one year and not later than five years	1.61	1.30
	iii) Later than five years	0.81	1.44
12	Miscellaneous expenses include as contribution to General Electoral Trust for political purpose for distribution to political parties/ persons, as per the decisions of the Trustees from time to time.	—	0.10
13	a) The following are included under other heads of expenses in the Profit & Loss Account:		
	Raw Materials consumed	—	0.08
	Stores & Spares consumed	8.23	9.30

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year Rs. in Crores	Previous Year Rs. in Crores
Salaries and Wages	0.33	0.33
Contribution to PF & other funds	0.01	0.03
Welfare expenses	0.02	0.03
Insurance	0.03	0.12
Rent	1.58	—
Depreciation	0.08	—
Interest	0.14	—
Lease charges	1.68	0.40

b) All Insurance Claims, unless clearly identifiable with the respective heads of expenses are reduced from Manufacturing, Selling and Other expenses.

14 Disclosure in respect of Company's Joint Ventures in India pursuant to Accounting Standard 27 'Financial Reporting of Interest in Joint Ventures':

	Proportion of Ownership Interest	
a) **Name of the Venture**	As at 31st March, 04	As at 31st March, 03
Birla NGK Insulators Private Limited (Along with Subsidiaries).	50.00%	49.98%
IDEA Cellular Limited	4.28%	4.15%
b) The aggregate of Company's share in the above ventures in:		
Net Fixed Assets	174.20	155.63
Investments	6.72	211.61
Net Current Assets	14.24	25.61
Other Assets	-	1.48
Loans/Borrowings	116.19	94.01
Income	139.10	106.70
Expenses (Including Depreciation & Taxation)	156.30	112.88

c) Pursuant to the Shareholders' Agreement entered into with the Joint Venture partner, the Company has in respect of Birla Sun Life Insurance Company Limited agreed to infuse its share of capital from time to time to meet the solvency requirement prescribed by the regulatory authority.

15 Disclosure in respect of Related Parties pursuant to Accounting Standard 18:

a) List of Related Parties:

i) **Parties where control exists - Subsidiaries: -**

Aditya Vikram Global Trading House Ltd.
Laxminarayan Investment Ltd. (LIL)
PSI Data Systems Ltd. (PSI)
Birla Technologies Ltd. (Subsidiary of PSI)
Birla Sun Life Insurance Co.Ltd.
Transworks Information Services Ltd. (TW)
Transworks IT Services (India) Ltd. (Subsidiary of TW)
Transworks Inc. USA (Subsidiary of TW)

ii) **Other Parties with whom the Company has entered into transactions during the year:**

Joint Ventures

IDEA Cellular Limited
BIRLA-NGK Insulators Pvt.Ltd.

Associates

Crafted Clothing Pvt.Ltd.

Key Management Personnel and enterprises having common key management personnel

Key Management Personnel - Mr. K.K. Maheshwari, Manager
Enterprises having common key management personnel - Tanfac Industries Ltd.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

b) During the year following transactions were carried out with the related parties in the ordinary course of business:

Rs. in Crores

Transaction / Nature of Relationship	Subsidiaries	Associates	Joint Ventures	Enterprise having common key management personnel	Key Management personnel
Sales, Service and other income	1.24	0.95	16.75	4.52	—
	(1.38)	(0.67)	(7.24)	(3.42)	—
Purchase of goods and services	0.15	6.80	50.54	—	—
	(0.13)	(6.19)	(2.15)	—	—
Expenditure on Royalty and Commission	6.07	—	—	—	—
	(9.57)	—	—	—	—
Purchase of fixed assets	42.64	—	—	—	—
	(0.19)	—	—	—	—
Sale of fixed assets	—	0.19	—	—	—
	—	—	(131.83)	—	—
Managerial remuneration	—	—	—	—	0.84
	—	—	—	—	(0.75)
Fresh investment made	96.40	5.70	8.00	—	—
	(29.50)	—	(131.83)	—	—
Gross Loans to	12.54	—	73.65	—	—
	(17.89)	—	(56.51)	—	—
Loans from	—	—	4.00	—	—
	—	—	(120.03)	—	—
Guarantees provided for	112.20	4.00	—	—	—
	(3.99)	—	(30.00)	—	—
Outstanding balances as at 31.3.2004					
Loans granted	—	—	6.35	—	—
	(17.76)	(5.64)	(23.00)	—	—
Amounts receivable	0.05	0.53	10.27	0.37	—
	(0.09)	(0.56)	(3.44)	(0.36)	—
Amounts payable	0.07	0.03	10.15	—	—
	(1.41)	—	—	—	—
Guarantees provided for	89.70	12.72	3.00	—	—
	(60.00)	(9.62)	(30.00)	—	—
Investments	414.95	5.70	109.31	—	—
	(249.81)	—	(101.31)	—	—

— Figures in brackets represent corresponding amount of previous year

— No amount in respect of the related parties have been written off/back are provided for during the year

— Related party relationship have been identified by the management and relied upon by the auditors.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year Rs. in Crores	Previous Year Rs. in Crores
16 a)	Manager's Remuneration:		
	Salary	0.65	0.59
	Contribution to Provident & Other Funds	0.08	0.07
	Other Perquisites	0.11	0.09
		0.84	0.75
	In the determination of Manager's remuneration, certain perquisites have been valued in accordance with Income Tax Rules, 1962.		
b)	Remuneration to directors (Subject to shareholder's approval)	0.75	—

Computation of Net Profit in accordance with section 198 of the Companies Act, 1956

Profit before taxation as per P&L Account	181.43
Add: Director's sitting fee and remuneration	0.87
Provision for Bad Debts	3.21
	185.51
Less: Profit/(Loss) on sale of Investments (Net)	21.14
Bad Debts written off	4.93
Net Profit	159.44
Remuneration % to Net Profit	0.47%

17 a) For additional information as required under para 3, 4C and 4D of Part II of Schedule VI to the Companies Act, 1956 - Refer Annexure I.

b) For Segment Information - Refer Annexure II

18 Figures of Rs.50,000 or less have been denoted by ß

19 Figures of previous year have been regrouped / rearranged wherever necessary.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE I

INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956

a) Details of Products Manufactured, Turnover, Opening stock, Closing stock etc.

Rs. in Crores

Particulars		Year ended	Installed Capacity	Opening Stock		Production	Purchase		Turnover		Closing Stock	
	Unit	31st March	Per Annum	Quantity	Amount	Quantity#	Quantity	Amount	Quantity @	Amount	Quantity	Amount
Garments	Nos./000	2004		1651.70	43.29	7262.98*	817.89	21.78	7551.68	413.34	2180.89	46.92
	Nos./000	2003		1461.00	52.03	5609.90*	753.77	16.71	6172.97	347.56	1651.70	43.29
Viscose Filament Rayon Yarn	MT	2004	15000	745.56	10.63	16060.03			15694.14	292.32	1111.45	16.48
	MT	2003	15000	293.70	4.10	15873.43			15421.57	319.82	745.56	10.63
Sulphuric Acid & Allied Chemicals	MT	2004	55300	1006.69	0.53	51800.90			51771.65	16.93	1035.94	0.60
	MT	2003	55300	1340.31	0.70	49951.00			50284.62	13.84	1006.69	0.53
Caustic Soda	MT	2004	41975	827.44	0.61	39304.59			39344.00	38.49	788.03	0.63
	MT	2003	33000	158.74	0.12	34875.23			34206.53	24.61	827.44	0.61
Chlorine	MT	2004	33470	382.50	0.28	32732.00			32994.00	24.45	120.50	0.08
	MT	2003	29370	95.30	0.03	28542.70			28255.50	27.55	382.50	0.28
Hydro Chloric Acid	MT	2004	11155	78.41	0.01	7267.42			7061.00	0.98	284.83	0.04
	MT	2003	9900	69.20	0.01	7210.93			7201.72	1.84	78.41	0.01
Spun Yarn	MT	2004	83380Spdl.	888.63	15.67	14421.19	29.23	0.63	14593.78	353.13	745.28	14.56
	MT	2003	83380Spdl.	909.71	12.65	13781.15	79.50	2.76	13881.73	307.43	888.63	15.67
Cloth	'000Mtr	2004	33Lm	641.27	9.14	2734.41			2797.69	55.14	577.99	10.44
	'000Mtr	2003	33Lm	628.45	6.94	3626.94			3614.12	52.67	641.27	9.14
Carbon Black	MT	2004	160000	4120.00	10.10	118707.00			118182.00	382.23	4645.00	12.73
	MT	2003	110000	4128.00	10.60	112563.00	1661.00	3.16	114232.00	370.75	4120.00	10.10
High & Low Tension Insulators and Bushings	MT	2004					6813.00	48.17	6813.00	56.02		
	MT	2003 $	34000	4518.93	20.61	7672.72	21.80	0.55	7596.45	59.96		
Lightning & Surge Arrestors	NOS.	2004					6830.00	0.88	6830.00	3.80		
	NOS.	2003 $	25000	2607.00	0.47	7674.00			7746.00	2.89		
Liquid Argon	'000 SM3	2004	3000	62.28	0.18	2177.34			2199.62	9.60	40.00	0.13
	'000 SM3	2003	3000	20.83	0.06	1838.73			1797.28	5.36	62.28	0.18
Tea	MT	2004		40.05	0.13	3034.34			3074.39	31.38		
	MT	2003				3634.32			3594.27	32.60	40.05	0.13
Traded goods**		2004						0.96		13.81		
		2003			0.18			1.84		4.66		
Others		2004			0.67			1.92		26.19		1.81
		2003			1.55			0.38		23.21		0.67
Total		2004			91.24			74.34		1717.81		104.42
		2003			110.05			25.40		1594.75		91.24

The Installed Capacity is as Certified by the Management and licensed capacity is not given as licencing has been abolished.

\# After adjusting departmental consumption, excesses, shortages etc.

@ Turnover quantity includes captive consumption, damages, sample sales and shortages and value includes Export benefits.

* Garment production includes items produced on job work basis by outside parties and purchases.

Carbon Black production and sales is inclusive of trial run production of 2516 MT and trial run sales of 1358 MT of Rs.3.75 Crores respectively

$ Insulators business demerged to Birla NGK Insulaotrs Pvt. Ltd.

** Includes commission of Rs. 12.68 crores (P.Y. Rs. 2.26 crores).

ANNEXURE I (Contd.)

b) Raw Materials Consumed :	Current Year MT	Current Year Rs in Crores	Previous Year MT	Previous Year Rs in Crores
Wood Pulp	17418	54.44	17166	48.99
Wool Fibre	3244	115.39	3037	97.46
Flax Fibre	1544	20.22	1495	21.99
Staple & Synthetic Fibre	12237	79.76	12032	71.89
Cotton Staple & Synthetic Yarn	3705	23.82	533	12.59
Carbon Black Feed Stock/ Coal Tar	210389	202.99	201948	181.59
Fabrics in '000 Mtrs.	11794	123.69	10023	110.97
Others		98.20		91.86
		718.51		637.34

	Current Year Rs in Crores	Previous Year Rs in Crores
c) Value of Imports calculated on C.I.F. Basis		
Raw Materials	379.12	299.49
Stores & Spare Parts	10.14	9.12
Capital Goods	74.75	4.62
Purchase of Finished Goods	3.80	-
d) Expenditure in Foreign Currency (on actual payment basis):		
Technical Assistance Fees/Royalty	6.17	6.16
Interest and Commitment Charges	0.33	0.07
Professional Charges	0.40	0.0[illegible]
Others	13.00	11.92

e) Value of Imported and Indigeneous Raw Materials, Spare parts & Components consumed and percentage thereof to the total consumption:	Current Year Percentage	Current Year Rs in Crores	Previous Year Percentage	Previous Year Rs in Crores
Raw Materials :				
Imported	56.83%	408.34	52.83%	336.73
Indigenous	43.17%	310.17	47.17%	300.61
		718.51		637.34
Stores, Spare Parts & Components :				
Imported	17.71%	9.43	21.50%	11.77
Indigenous	82.29%	43.82	78.50%	42.97
		53.25		54.74

	Current Year Rs in Crores	Previous Year Rs in Crores
f) Amount remitted in Foreign Currency on account of Dividend:		
Dividend in respect of Accounting Year 2002-03 (129 Sahreholder holding 46801 Equity Shares)	0.02	
Dividend in respect of Accounting Year 2001-02 (136 Sahreholder holding 60,851 Equity Shares)		0.01
g) Earning in Foreign Currency		
I) On export of goods (F.O.B.Basis) :		
(a) Foreign Currency	371.85	358.28
(b) Rupee Payments	6.82	10.66
(c) Export through Merchant Exporters	4.12	3.82
ii) Interest	0.01	0.04
iii) Commission	0.67	0.22
iv) Service charge	0.06	0.06

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2004

Rs. in Crores

	PARTICULARS		2003-04			2002-03	
A.	CASH FLOW FROM OPERATING ACTIVITIES						
	Net Profit before tax		181.43			128.07	
	Adjustments for :						
	Depreciation	77.67			67.81		
	Marketing & Technical know-how written-off	3.93			3.93		
	Provision for bad & doubtful debts & advances	3.21			1.79		
	Interest Expenses (Net)	14.82			21.72		
	(Profit) / Loss on Fixed Assets sold	0.16			0.65		
	(Profit) / Loss on Sale of Investments	(1.19)			(1.41)		
	Dividend Income	(8.74)	89.86		(5.21)	89.28	
	Exceptional items:						
	(Gain) on disposal of Long Term/Strategic Investments		(19.95)			18.66	
	OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		251.34			236.01	
	Adjustments for:						
	Decrease / (Increase) in trade and other receivables	18.32			29.87		
	Decrease / (Increase) in inventories	(31.49)			(21.56)		
	Increase / (Decrease) in trade and other payables	24.65	11.48		37.68	45.99	
	CASH GENERATED FROM OPERATIONS		262.82			282.00	
	Income Taxes Refund/(Paid) (net)		(48.12)			23.21	
	NET CASH FROM OPERATING ACTIVITIES			214.70			305.21
B	CASH FLOW FROM INVESTING ACTIVITIES						
	Proceeds from Sale of Fixed Assets		2.99			1.80	
	Proceeds from transfer of Insulator Business @		—			131.40	
	Proceeds from Sale of Assets held for disposal		—			13.52	
	Sale / Redemption / (Purchase) of investments (net)		(48.01)			(88.00)	
	Interest Received		9.17			22.00	
	Acquisition of brands		(42.54)			—	
	Capital subsidy received		1.16			—	
	Dividend Received		8.74			5.21	
	(Increase) / Decrease in Corporate Deposit					(56.28)	
	Purchase of Fixed Assets		(105.13)			(33.34)	
	Investment in equity of a Joint Venture		(8.00)			(12.49) $	
	Investment in equity of subsidiaries @@		(150.18)			(29.70)	
	NET CASH (USED IN)/FROM INVESTING ACTIVITIES			(331.80)			(45.88)
C	CASH FLOW FROM FINANCING ACTIVITIES						
	Proceeds from issue of share capital		0.01			—	
	Securities premium received		0.06			—	
	Proceeds from / (Repayment of) Borrowings (net)		138.30			(163.80)	
	Dividends paid (including tax thereon)		(25.33)			(19.76)	
	Interest and Finance Charges paid		(23.97)			(48.67)	
	NET CASH (USED IN)/FROM FINANCING ACTIVITIES			89.07			(232.23)
	NET INCREASE IN CASH AND EQUIVALENTS			(28.03)			27.10
	CASH AND CASH EQUIVALENTS (OPENING BALANCE)			41.30			14.20
	CASH AND CASH EQUIVALENTS (CLOSING BALANCE)			13.27			41.30
	@ received in form of Equity and Debentures						
	$ issued for consideration other than cash						
	@@ acquired by paying cash						
	Notes:						
	1) Cash and cash equivalents include:-						
	Cash, cheque in hand and remittance in transit			2.46			3.20
	Balance with Banks			10.82			38.10
	Total			13.27			41.30

2) The Company has undrawn working capital facilities of Rs. 106.53 Crores as on 31.3.2004 (Previous Year - Rs.229.93 Crores)

3) Previous year's figures have been regrouped / rearranged to conform to the current year's presentation, wherever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

Mumbai, 29th April, 2004

For S.R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

ADESH GUPTA
President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: B.L. SHAH
B.R. GUPTA
TARJANI VAKIL

Annexure II

Rs.in Crores

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2004

(I) Primary Segments - Business	Garments		Rayon (Includes Caustic soda and allied Chemicals)		Carbon Black		Insulators (Includes Bushings, lighting & Surge Arrestors)		Textiles (Includes Spun Yarns, Fabrics)		Others		Gross Total		Inter Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a. Segment Revenue #																		
Sales to External Customers including Export Benefits	391.94	326.07	335.17	338.01	340.30	327.84	72.52	63.01	393.20	348.31	40.71	39.18	1,573.84	1,442.42				
Inter Segment Revenue	—	—	—	—	—	—	—	0.19	0.88	0.08	—	—	0.88	0.27				
Total Segment Revenue	391.94	326.07	335.17	338.01	340.30	327.84	72.52	63.20	394.08	348.40	40.71	39.18	1,574.72	1,442.69	(0.88)	(0.27)	1,573.84	1,442.42
b. Segment Result (PBIT)	(1.84)	(14.52)	77.93	97.11	64.68	58.59	21.43	14.69	6.55	9.90	4.52	1.95	173.28	167.71	(0.00)	(0.00)	173.27	167.70
Less:-Interest and Finance charges																	14.82	21.72
Add:- Unallocable income net of Unallocable expenditure																	3.03	0.75
Profit before Tax and Exceptional items																	161.48	146.73
Exceptional Items:																		
Loss on Sale of long term Investment																	—	57.08
Gain on transfer of Insulator Business																	—	(38.42)
Gain on Indogulf Shares																	(19.95)	
Profit before tax																	181.43	128.07
Provision for Current Tax																	44.25	9.00
Provision for Deferred Tax																	5.90	25.22
Tax Provision for earlier years written back																	—	(11.48)
Profit after tax																	131.28	105.33
c. Carrying amount of Segment Assets	306.41	272.43	331.86	311.66	389.85	324.48	30.04	3.89	188.93	200.30	18.08	23.26	1,265.17	1,136.02	—	—	1,265.17	1,136.02
Unallocated Assets																	786.98	653.04
Total Assets																	2,052.15	1,789.06
d. Carrying amount of Segment Liabilities	64.17	72.11	67.44	50.76	56.87	55.68	10.06	(0.12)	35.54	25.42	1.24	1.37	235.32	205.22	—	—	235.32	205.22
Unallocated liabilities																	549.14	413.05
Total Liabilities																	784.46	618.27
e. Cost incurred to acquire Segment fixed assets during the year	56.87	12.85	6.45	5.64	59.40	8.51	—	0.42	7.74	2.86	0.22	0.10	130.68	30.37	—	—	130.68	30.37
Unallocated cost																	0.33	5.47
f. Depreciation/Amortization	24.83	15.49	21.46	20.20	14.91	13.15	—	1.91	17.20	18.81	1.88	1.72	80.28	71.28	—	—	80.28	71.28
Unallocated depreciation																	1.24	0.46

(II) Secondary segment – Geographical
The Company 's operating facilities are located in India.

	Current Year	Previous Year
Domestic Revenues	1155.91	1029.00
Exports Revenues	417.93	413.42
Total	1573.84	1442.42

Inter segment revenues are recognised on arm's length basis.

INDIAN RAYON

BIRLA NGK INSULATORS PVT. LTD.

A joint Venture of Aditya Birla Group & NGK Insulators Japan

NGK

WORLD'S LEADING MANUFACTURER OF :



- Large Hollow Porcelain for SF6 Gas Circuit Breakers, Instrument Transformers, Cable Terminations, Condensor Bushings and Lightning Arrestors etc. up to 800 KV Class.
- Solid Core Station Post Insulators and Long Rod Insulators up to 800 KV to ANSI & IEC Standards.
- Disc Insulators up to E&M Strength of 400 KN for Transmission Lines up to 800 KV to ANSI and IEC Standards.
- All types of Pin, Post, Line Post, Guy, Shackle and Spool Insulators for Distribution Lines.
- Porcelains for Electrostatic Precipitators to customers requirements.
- Zinc Oxide Surge Arrestors for distribution class & Station Class type up to 500 KV.
- Disconnectors and Isolators of all types upto 800 KV.









BIRLA CARBON

World Class
Carbon Black Quality
Under Clean and
Green Environment



Winner of
DEMING AWARD' 2002

QUALITY MANAGEMENT SYSTEM

ISO - 14001
QS - 9000
OHSAS - 18001
NABL - 17025
IQRS Level - 7
Certified Company

HTC, RENUKOOT



Process Technology
Latest Carbon Black Process technology with 100% utilisation of waste energy for Steam / Power generation

Packaging
Modern Packaging systems including Jumbo Bags & Bulk Liners

HTC, CHENNAI





PAPER BAGS



POLY BAG



BULK BAG



RESEARCH CENTRE



Quality Assurance
The quality assurance and technical services laboratories are equipped with the most advanced testing facilities.

Research and Development
ABFRI is actively engaged in fundamental research of Carbon Black & its application research in elastomer, plastics, inks, paints & coatings, etc.

RESEARCH CENT



BIRLA CARBON

HI - TECH CARBON

Marketing Office : 910 - 911, Kailash Building, 9th Floor, Kasturba Gandhi Marg, New Delhi - 110 001, INDIA
☎ : 91-11-23357035 / 23351069 / 23351071; Fax : 91-11-23350594 / 23356504, E-mail : hitechcarbon@vsnl.net, mktdel@hitechc
www.hitechcarbon.com

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I Registration Details

Registration No.	1107			State Code 04
Balance Sheet Date	31	03	2004	
	Date	Month	Year	

II Capital Raised during the Year (Amount in Rs.Crores)

Public Issue	Right Issue
Nil	Nil
Bonus Issue	**Private Placement**
Nil	Nil

III Position of Mobilisation and Deployment of Fund (Amount in Rs.Crores)

	Total Liabilities	Total Assets
	1801.00	1801.00
Source of Funds	Paid-Up-Capital	Reserve & Surplus
	59.88	1207.80
	Secured Loans	Unsecured Loans
	405.81	Nil
Application of Funds	Net Fixed Assets	Investments
	737.47	741.63
	Net Current Assets*	Misc. Expenditure
	191.44	2.95

*Net of Deferred Tax Liability

IV Performance of Company (Amount in Rs.Crores)

Turnover	Total Expenditure
1588.11	1345.11
Profit Before Tax	Profit After Tax
181.43	131.28
Earning per share	Dividend rate %
21.92	40.00

V Generic Names of Three Principal products/Services of Company (as per monetary terms)

Item Code No.(ITC Code)	Product Description
620000	Garments
5403110.09	Viscose Filament Rayon Yarn
2803	Carbon Black

ADESH GUPTA
President & CFO

Directors: B. L. SHAH
B. R. GUPTA
TARJANI VAKIL

Mumbai,
Dated 29th April, 2004

DEVENDRA BHANDARI
Company Secretary

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To

The Board of Directors

Indian Rayon And Industries Limited

1. We have audited the attached Consolidated Balance Sheet of Indian Rayon And Industries Limited and its Subsidiaries, Joint Ventures and Associates as at 31st March 2004 and also Consolidated Profit and Loss Account and the Consolidated Cash Flow statement for the year ended on that date annexed, thereto. These financial statements are the responsibility of the management of Indian Rayon And Industries Limited and have been prepared by them on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not jointly audit the financial statements of certain subsidiaries, one associate and one joint venture whose financial statements reflect total assets of 1,078.94 crores as at March 31, 2004 and total revenues of Rs. 959.83 , crores and net cash inflows of Rs. 41.95 crores for the year then ended. These financial statements have been audited by either of us singly or jointly with others or by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these entities, is based solely on the reports of those respective auditors.

4. The fmancial statements of Joint Venture IDEA Cellular Ltd whose financial statements reflect total assets of 3,714.16 crores as at March 31, 2004 and total revenues of Rs. 1,312.89 crores and net cash inflows of Rs. 70.69 crores for the year then ended are unaudited and our opinion, in so far as it relates to the amounts included in respect of this entity, is based solely on management certification.

5 Without qualifying our opinion we draw attention to Note 8 of Schedule 19 to the consolidated financial statements regarding restatement of previous year's figures on account of the following and its impact on the consolidated financial statements as at and for the year ended 31 st March 2003:

   (a) Restating unaudited standalone figures of IDEA Cellular Limited with its audited consolidated figures.

   (b) Consolidating Birla Sun Life Insurance Company Limited as per Accounting Standard 21 - Consolidated Financial Statements instead of Accounting Standard 27 - Financial Reporting of Interest in Joint Ventures.

   Due to the above restatement Net profit after minority interest for the year ended 31st March 2003 decreased by Rs. 1.82 crores.

6 We report that the consolidated financial statements have been prepared by the management of Indian Rayon And Industries Limited in accordance with the requirements of Accounting Standard(AS) 21, Consolidated FinancialStatements-AS 23, Accounting for Investments in Associates in Consolidated Financial Statements and AS27, Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India.

7 Based on our audit and on consideration of reports of other auditors on separate financial statements management certification and on the other financial information of the components and to the best of our

information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements, read together with para 4 above, give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the Consolidated Balance Sheet, of the state of affairs of the Indian Rayon And Industries Limited and its Subsidiaries, Joint Ventures and Associates as at 31 st March 2004; Indian Rayon And Industries Ltd Auditors Report on Consolidated Financial Statements Year ended 31" March 2004;

(b) in the case of the Consolidated Profit and Loss account, of the profit for the year ended on that date; and

(c) in the case of the Consolidated Cash Flow statement, of the cash flows for the year ended on that date.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No.: 2242

Mumbai
April 29, 2004

For S. R. BATLIBOI & COMPANY
Chartered Accountants

per Hemal Shah
Partner
Membership No.: 42650

Mumbai
April 29, 2004

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2004

Rs. in Crores

	Schedule	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
SOURCES OF FUNDS					
Shareholders' Funds:					
Equity Share Capital	1	59.88	109.32	59.88	59.88
Preference Share Capital	1	—	20.70	20.70	16.07
Reserves & Surplus	2	1027.98	(32.47)	1,002.18	999.52
		1087.86	97.55	1082.76	1075.47
Advance against Equity		—	—	—	4.76
Minority Interest		27.79	—	27.79	19.40
Loan Funds:					
Secured Loans	3	472.11	79.64	551.75	372.23
Unsecured Loans	4	—	36.56	36.56	64.47
		472.11	116.20	588.31	436.70
Deferred Tax Liabilities		127.60	—	127.60	128.35
Policyholders fund		539.07	—	539.07	110.14
Fund for future appropriations		0.03	—	0.03	0.03
Total Funds Employed		2254.46	213.75	2365.56	1774.85
APPLICATION OF FUNDS					
Fixed Assets:					
Goodwill on Consolidation		128.00	18.58	153.27	104.85
Gross Block	5	1,437.47	197.84	1,635.31	1,513.02
Less: Depreciation		659.29	37.90	697.19	577.93
Net Block		778.18	159.94	938.12	935[illegible]
Capital Work-in-Progress		41.09	14.26	55.35	14.[illegible]
		819.27	174.20	993.47	949.11
Investments	6	978.95	6.72	876.33	342.53
Current Assets,Loans & Advances:					
Inventories	7	276.94	16.77	293.71	264.06
Sundry Debtors	8	221.58	23.32	244.90	190.77
Cash & Bank Balances	9	80.52	6.37	86.89	72.86
Interest accrued on Investments		3.86	—	3.86	2.00
Loans & Advances	10	116.46	9.08	125.54	154.01
		699.36	55.54	754.90	683.70
Less: Current Liabilities & Provisions:	11				
Current Liabilities		336.59	42.32	378.91	285.01
Provisions		37.56	(1.03)	36.53	28.70
		374.15	41.29	415.44	313.71
Net Current Assets		325.21	14.25	339.46	369.99
Miscellaneous expenditure (to the extent not written off)					
Marketing / Technical know-how		3.03	—	3.03	8.37
Total Funds Utilised		2254.46	213.75	2365.56	1774.85
Significant Accounting Policies and Notes on Accounts	19				

Schedules referred to above form an integral part of the accounts

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No.2242

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No.42650

ADESH GUPTA
President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: B. L. SHAH
B. R. GUPTA
TARJANI VAKIL

Mumbai, 29th April, 2004

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2004

Rs. in Crores

	Schedule	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
INCOME					
Income from Operations	12	2,408.15	144.80	2,552.95	1,927.25
Less: Excise Duty		140.23	7.41	147.64	155.27
Net Sales		2,267.92	137.39	2,405.31	1,771.98
Other Income	13	15.02	1.70	16.72	10.45
		2,282.94	139.09	2,422.03	1,782.43
EXPENDITURE					
(Increase)/Decrease in Stocks	14	(19.60)	(0.21)	(19.81)	0.11
Cost of Materials	15	821.10	36.59	857.69	714.38
Salaries, Wages and Employee Benefits	16	244.62	17.54	262.16	221.26
Manufacturing, Selling and Other Expenses	17	646.88	73.51	720.39	556.95
Actuarial Liabilities		397.44	—	397.44	91.17
Interest and Other Finance Expenses (Net)	18	19.07	13.29	32.36	40.75
		2,109.51	140.72	2,250.23	1,624.62
Profit before Depreciation/Amortisation and Exceptional items		173.43	(1.63)	171.80	157.81
Depreciation/Amortisation		105.41	16.35	121.76	103.42
Marketing / Technical knowhow expenditure written off		3.93	1.15	5.08	5.05
Profit before Exceptional items and Tax		64.09	(19.13)	44.96	49.34
Exceptional Items Less : Loss/(Gain) due to Exceptional Items		(17.26)	—	(17.26)	10.28
Profit after Exceptional items		81.35	(19.13)	62.22	39.06
Provision for Current Tax		45.28	—	45.28	10.72
Provision for Deferred Tax		5.99	(1.94)	4.05	27.15
Net Profit after Tax		30.08	(17.19)	12.89	1.19
Provision for Tax for Earlier Years written back		—	—	—	(11.48)
Net Profit before Minority Interest		30.08	(17.19)	12.89	12.66
Minority Shareholders Interest		(20.21)	0.57	(19.64)	(24.02)
Net Profit		50.29	(17.76)	32.53	36.68
Balance brought forward		110.31	(70.34)	39.97	(21.26)
Transfer from Debenture Redemption Reserve		48.34	—	48.34	32.96
Transfer from Investment Allowance Reserve		—	—	—	37.00
Profit available for Appropriation		208.94	(88.10)	120.84	85.39
APPROPRIATIONS					
Proposed Dividend		23.95	—	23.95	22.45
Corporate Tax on Proposed Dividend		3.07	—	3.07	2.88
Investment Reserve		19.95	—	19.95	—
General Reserve		75.07	—	75.07	20.00
Special Reserve		0.09	—	0.09	0.09
Surplus carried to Balance Sheet		86.81	(88.10)	(1.29)	39.97
		208.94	(88.10)	120.84	85.39
Basic Earnings per share - Rs.				5.05	5.83
Diluted Earnings per share - Rs.				5.05	5.83
Significant Accounting Policies and Notes on Accounts	19				

Schedules referred to above form an integral part of the accounts

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No.2242

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No.42650

ADESH GUPTA
President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: B. L. SHAH
B. R. GUPTA
TARJANI VAKIL

Mumbai, 29th April, 2004

SCHEDULES

SCHEDULE '1'
SHARE CAPITAL

Rs. in Crores

	Numbers	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
Authorised:					
Equity Shares of Rs. 10 each	85,000,000	85.00	—	85.00	85.00
Redeemable Preference Shares of Rs. 100 each	1,500,000	15.00	—	15.00	15.00
Total		100.00		100.00	100.00
Issued, Subscribed & Paid-up:					
Equity Shares of Rs. 10 each, fully paid-up	59,881,902	59.88	—	59.88	59.88
Previous year	(59,876,742)				
Equity Share Capital		59.88	—	59.88	59.88
Preference Shares		—	20.70	20.70	16.07
		59.88	20.70	80.58	75.95

SCHEDULE '2'
RESERVES & SURPLUS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
Capital Reserve	2.61	-	2.61	1.45
Capital Redemption Reserve	7.63	-	7.63	7.63
Debenture Redemption Reserve	20.00	-	20.00	68.3[illegible]
Investment Reserve	19.95	-	19.95	[illegible]
Securities Premium Account	373.42	53.42	426.84	426.76
General Reserve	517.00	-	517.00	450.53
Special Reserve	0.56	-	0.56	0.47
Amalgamation Reserve	-	4.28	4.28	4.14
Investment Allowance Reserve (Fully utilised)	-	-	-	0.23
Surplus as per Profit & Loss Account	86.81	(90.17)#	3.31	39.97
	1,027.98	(32.47)	1,002.18	999.52

Includes Rs. 2.07 Crores arising on account of change in ownership interest.

SCHEDULE '3'
SECURED LOANS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
Debentures	50.00	-	50.00	169.12
Loans from Banks	282.71	79.64	362.35	163.52
Other Loans:				
Deferred Sales Tax Loan	31.47	-	31.47	22.59
Others	107.93	-	107.93	17.00
	472.11	79.64	551.75	372.23

SCHEDULE '4'
UNSECURED LOANS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
Fixed Deposits	-	-	-	1.54
Short-term loans from Banks	-	36.44	36.44	42.30
Other loans :				
Deferred Sales Tax Loan	-	0.08	0.08	1.22
Others	-	0.04	0.04	19.41
	-	36.56	36.56	64.47

SCHEDULE '5'
FIXED ASSETS

Rs. in Crores

	Gross Block				Depreciation/Amortisation				Net Block			
	IRIL & Subsi-diaries	Share in Joint Ventures	Consoli-dated 31st March 2004	Consoli-dated 31st March 2003	IRIL & Subsi-diaries	Share in Joint Ventures	Consoli-dated 31st March 2004	Consoli-dated 31st March 2003	IRIL & Subsi-diaries	Share in Joint Ventures	Consoli-dated 31st March 2004	Consoli-dated 31st March 2003
Tangible Assets												
Land												
Freehold	1.20	3.60	4.80	4.79	-	-	-	-	1.20	3.60	4.80	4.79
Leasehold	16.77	0.04	16.81	18.42	1.08	-	1.08	0.99	15.69	0.04	15.73	17.43
Buildings	121.36	13.87	135.23	135.41	10.63	0.71	11.34	10.28	110.73	13.16	123.89	125.13
Lease Hold improvements	15.34	-	15.34	8.88	5.30	-	5.30	2.85	10.04	-	10.04	6.03
Plant & Machinery	979.44	133.87	1,113.31	1,016.85	543.74	34.61	578.35	505.03	435.70	99.26	534.96	511.82
Computers & Telecommunication	31.97	-	31.97	-	13.18	-	13.18	-	18.79	-	18.79	-
Furniture, Fixtures & Equipment	48.27	4.37	52.64	43.28	12.80	2.15	14.95	10.09	35.47	2.22	37.69	33.19
Vehicles & Aircraft	16.61	1.11	17.72	17.00	2.86	0.43	3.29	2.07	13.75	0.68	14.43	14.93
Livestock	0.02	-	0.02	0.02	0.02	-	0.02	0.02	-	-	-	-
Intangible Assets												
Intangible Assets-Entry/ Licence fees	-	40.98	40.98	42.91	-	-	-	-	-	40.98	40.98	42.91
Goodwill	25.71	-	25.71	25.71	3.40	-	3.40	2.32	22.31	-	22.31	23.39
Trade mark/Brands	165.75	-	165.75	184.71	54.65	-	54.65	39.28	111.10	-	111.10	145.43
Specialised Software	7.53	-	7.53	7.54	4.13	-	4.13	-	3.40	-	3.40	7.54
Software Products	7.50	-	7.50	7.50	7.50	-	7.50	5.00	-	-	-	2.50
Total	**1437.47**	**197.84**	**1635.31**	**1513.02**	**659.29**	**37.90**	**697.19**	**577.93**	**778.18**	**159.94**	**938.12**	**935.09**
Previous year	1,334.82	178.20	1,513.02		553.44	24.48	577.92		781.37	153.72	935.09	

SCHEDULE '6'
INVESTMENTS

Rs. in Crores

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
LONG TERM INVESTMENTS				
Government Securities/Bonds	324.39	-	324.39	88.47
Debentures/Bonds	86.10	-	86.10	17.22
Equity	168.60	-	59.26	83.72
Other Investments	122.05	-	122.05	15.14
SHORT TERM INVESTMENTS				
Government Securities/Bonds	6.49	-	6.49	19.36
Mutual Funds	195.73	6.72	202.45	105.02
Other Investments	75.59	-	75.59	13.60
	978.95	6.72	876.33	342.53

SCHEDULE 7
INVENTORIES

Finished Goods	104.03	5.66	109.69	98.67
Stores and Spares	13.91	2.44	16.35	22.99
Raw Materials	133.26	4.76	138.02	121.52
Packing Materials	1.75	0.18	1.93	1.60
Work-in-Process	23.57	3.73	27.30	19.11
Waste / Scrap	0.42	-	0.42	0.17
	276.94	16.77	293.71	264.06

SCHEDULE 8
SUNDRY DEBTORS

(Unsecured, considered good except otherwise stated)				
Due for period exceeding six months	3.40	1.87	5.27	10.59
Others	218.18	21.45	239.63	180.18
	221.58	23.32	244.90	190.77

Rs. in Crores

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
SCHEDULE 9 CASH & BANK BALANCES				
Cash & Cheques in hand and remittances in transit	34.95	0.43	35.38	13.70
Balances with Scheduled Banks:				
Current Accounts	29.90	2.70	32.60	21.97
Deposit Accounts	10.69	3.24	13.93	33.94
Balances with Non-Scheduled Banks:				
On Current Account-	3.90	-	3.90	1.76
On Deposit Account-	1.08	-	1.08	1.49
	80.52	6.37	86.89	72.86

SCHEDULE 10
LOANS AND ADVANCES

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
(Unsecured, considered good except otherwise stated)				
Advances recoverable in cash or in kind or for value to be received	68.69	5.75	74.44	72.51
Deposits	38.07	2.67	40.74	75.77
Balances with Central Excise,Customs & Port Trust etc	9.70	0.66	10.36	5.73
	116.46	9.08	125.54	154.01

SCHEDULE 11
CURRENT LIABILITIES & PROVISIONS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
Current Liabilities:				
Acceptances	14.22	-	14.22	14.35
Sundry Creditors	251.75	25.10	276.85	190.28
Advances from Customers	4.63	6.37	11.00	11.42
Income received in advance	1.21	-	1.21	0.59
Interest accrued but not due on loans	1.01	0.61	1.62	7.30
Investors Education & Protection Fund:				
Unpaid Dividend	1.54	-	1.54	1.52
Unpaid application money	0.04	-	0.04	0.04
Unpaid matured deposits	-	-	-	-
Unpaid matured debentures	0.17	-	0.17	0.20
Interest accrued on above	0.22	-	0.22	0.14
Other Liabilities	61.80	10.24	72.04	59.17
	336.59	42.32	378.91	285.01
Provisions:				
For taxation (Net of Advance Payment)	2.70	(1.76)	0.94	(3.14)
Provision for retirement benefits	7.84	0.73	8.57	6.51
Proposed Dividend	23.95	-	23.95	22.45
Provision for Corporate Tax on Dividend	3.07	-	3.07	2.88
	37.56	(1.03)	36.53	28.70
	374.15	41.29	415.44	313.71

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Rs. in Crores Consolidated 31st March 2003
SCHEDULE 12				
INCOME FROM OPERATIONS				
Income from Sale of Products	1,675.35	86.08	1,761.43	1,629.80
Income from Services	677.47	55.55	733.02	246.84
Export Benefits	34.35	3.17	37.52	38.78
Other Income	20.98	-	20.98	11.83
	2,408.15	144.80	2,552.95	1,927.25
SCHEDULE 13				
OTHER INCOME				
Dividends on Long Term Investments :				
Trade	3.25	-	3.25	5.13
Others	0.10	0.18	0.28	0.09
	3.35	0.18	3.53	5.22
Dividends on Current Investments :	5.42	0.08	5.50	-
Profit/(Loss) on sale of Investments (Net) :				
Long Term	(0.62)	-	(0.62)	(0.[illegible]
Current	1.81	0.26	2.07	1.4[illegible]
	1.19	0.26	1.45	1.43
Miscellaneous Income	5.06	1.18	6.24	3.80
	15.02	1.70	16.72	10.45
SCHEDULE 14				
(INCREASE)/DECREASE IN STOCKS				
Closing Stocks:				
Finished Goods	104.00	5.69	109.69	98.67
Work-in-Process	23.57	3.73	27.30	19.12
Waste / Scrap	0.42	-	0.42	0.17
	127.99	9.42	137.41	117.96
Less:				
Opening Stocks:				
Finished Goods	92.47	6.20	98.67	120.24
Work-in-Process	16.02	3.09	19.11	23.46
Waste / Scrap	0.17	-	0.17	0.35
	108.66	9.29	117.95	144.05
(Increase)/Decrease in Excise duty on Stocks	(0.27)	(0.08)	(0.35)	2.33
Less : Stock Transferred to Birla NGK Insulator Pvt. Ltd.	-	-	-	28.31
(Increase)/Decrease	(19.60)	(0.21)	(19.81)	0.11

Rs. in Crores

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
SCHEDULE 15				
COST OF MATERIALS				
Raw Material Consumption	713.37	30.97	744.34	658.72
Packing Material Consumption	22.03	3.67	25.70	24.15
Purchase of Finished Goods	82.30	1.95	84.25	31.51
Finished Goods produced in Trial Run	3.40	-	3.40	-
	821.10	36.59	857.69	714.38
SCHEDULE 16				
SALARIES,WAGES AND EMPLOYEE BENEFITS				
Payments to & Provisions for Employees:				
Salaries, Wages and Bonus	215.21	14.52	229.73	195.97
Contribution to Provident & Other Funds	15.24	2.58	17.82	17.58
Welfare Expenses	13.96	0.44	14.40	7.71
Employee Compensation under ESOP	0.21	-	0.21	-
	244.62	17.54	262.16	221.26
SCHEDULE 17				
MANUFACTURING, SELLING AND OTHER EXPENSES				
Consumption of Stores & Spares	45.02	3.86	48.88	47.95
Power & Fuel	101.75	17.40	119.15	107.66
Processing Charges	51.95	-	51.95	43.98
Tele-Service Charges	-	19.18	19.18	13.13
Connectivity Charges	10.94	-	10.94	-
Commission to Selling Agents	128.23	8.23	136.46	78.86
Brokerage & Discounts	6.78	2.74	9.52	7.46
Export Expenses	4.78	1.07	5.85	5.51
Advertisement	55.47	3.58	59.05	55.22
Transportation & Handling Charges (Net)	28.70	1.99	30.69	26.60
Other Selling Expenses	45.22	0.46	45.68	25.75
Auditors' Remuneration	0.70	0.04	0.74	0.94
Bad debt & Provisions for doubtful debts & advances	4.20	2.38	6.58	10.52
Repair & Maintenance :				
Buildings	4.09	0.41	4.50	3.61
Plant & Machinery	15.06	3.03	18.09	17.40
Others	6.84	0.16	7.00	4.65

SCHEDULE 17 (Contd.)

Rs. in Crores

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
Rent	14.22	1.48	15.70	11.21
Rates & Taxes	14.95	0.16	15.11	8.67
Insurance	4.66	0.20	4.86	5.81
Donations	1.30	-	1.30	0.60
Directors' Fees & Travelling Expenses	0.13	-	0.13	0.08
Research & Development Expenses	0.69	0.10	0.79	0.78
(Profit) /Loss on sale / discard of Fixed Assets (Net)	3.01	0.16	3.17	1.55
Miscellaneous Expenses	104.15	7.18	111.33	84.17
	652.84	73.81	726.65	562.11
Less:				
Insurance Claims	1.30	-	1.30	1.62
Unspent Liabilities, Excess provisions and unclaimed balances in respect of earlier years written back (net of short provisions and sundry balances written off)	4.66	0.30	4.96	3.54
	5.96	0.30	6.26	5.16
	646.88	73.51	720.39	556.95

SCHEDULE 18
INTEREST AND OTHER FINANCE EXPENSES

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
Interest				
On Debentures and Fixed Loans	16.04	10.35	26.39	40.57
Others	6.58	0.28	6.86	14.05
Other Finance Expenses	5.05	2.78	7.83	7.95
	27.67	**13.41**	**41.08**	**62.57**
Less: Interest Income				
Interest on long term Investments	0.06	-	0.06	5.26
Others Interest	8.54	0.12	8.66	16.56
	19.07	13.29	32.36	40.75

SCHEDULE 19

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS ON CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The consolidated financial statements are prepared in accordance with Accounting Standard 21 (AS) "Consolidated Financial Statements" (CFS), AS-23 "Accounting for Investments in Associates in Consolidated Financial Statements" and AS- 27 "Financial Reporting of Interests in Joint Ventures" issued by the Institute of Chartered Accountants of India.

2 PRINCIPLES OF CONSOLIDATION

The consolidated financial statements comprise the financial statement of Indian Rayon And Industries Limited (The Reporting Company) and its Subsidiaries, Joint Ventures and Associates . The financial statements of all the companies are in line with generally accepted accounting principles in India.

Intercompany transactions have been eliminated on consolidation.

3 COMPANIES INCLUDED IN CONSOLIDATION

	Country of incorporation	Proportion of ownership interest as on 31st Mar-04	Proportion of ownership interest as on 31st Mar-03
SUBSIDIARIES			
Aditya Vikram Global Trading House Limited (AVGTHL)	Mauritius	100.00%	100.00%
Laxminarayan Investment Limited (LIL)	India	100.00%	100.00%
Rajnidhi finance Ltd. (Subsidiary of LIL)	India	-	100.00%
PSI Data Systems Limited. (PSI)	India	70.35%	70.35%
Birla Technologies Limited (Subsidiary of PSI)	India	70.35%	70.35%
Birla Sun Life Insurance Company Limited (BSLI)	India	74.00%	74.00%#
Transworks Information Services Ltd. (TW)	India	+100.00%	
Transworks IT Services India Ltd. (Subsidiary of TW)	India	+100.00%	
Transworks Inc (Subsidiary of TW)	USA	+100.00%	

70% of Income & Expenses have been consolidated since additional 4% equity was acquired on 31st March 2003.

JOINT VENTURES			
Birla NGK Insulators Private Limited (BNIPL)	India	50.00%	49.98% #
IDEA Cellular Limited (IDEA)	India	4.28%@	4.15%

@ 4.28% of Income and Expenses have been consolidated since additional 0.13% equity was acquired on 31st December 2003.

Consolidated Financial Statements includes results for 8 months of BNIPL since Joint Venture became effective from 1st August 2002

+ Consolidated Financial Statements includes results for 9 months of TW since it became subsidiary from July 2003.

ASSOCIATE			
Crafted Clothing Private Limited (CCPL) (Associate of Laxminarayan Investment Ltd.)	India	48.00%	48.00%

4 ACCOUNTING POLICIES

Most of the accounting policies of the Reporting Company and that of its Subsidiaries, Joint Ventures and Associates are similar. However, since certain Subsidiaries / Joint Ventures / Associates are in the business which are distinct from that of the Reporting Company and function in a different regulatory environment, certain policies in respect of investment, depreciation /amortisation etc. differ. The accounting policies of all the Companies are in line with generally accepted accounting principles in India .

5 FOREIGN SUBSIDIARY

In the case of AVGTHL , the financial statements have been translated into Indian rupees. The balance sheet items have been translated at closing rate while the share capital has been translated at the transaction date. The income and expenditure items have been translated at the transaction date with the exception of miscellaneous expenses, which have been translated at the average rate for the year. Exchange Gain / (Loss) arising on consolidation in respect of borrowing for fixed assets are adjusted to the cost of such fixed assets and other Exchange Gain / (Loss) are recognised in the Profit and Loss account.

6 a) Since the Reporting Company's share of losses in the associate exceed it's carrying value of Equity investments the equity investments has been taken as nil.

b) On "Accounting Standard 26 - Intangible assets" becoming mandatory from 1st April 2003, intangible assets namely Trade Mark/Brands are required to be amortized over 10 years as against amortization being done by the Reporting Company for such assets over 15 years till 31st March 2003. In accordance with the transitional provision of this Accounting Standard, Rs. 13.40 Crores being the difference of the amount amortizable over amount already amortized pertaining to these assets has been provided, Rs.4.80 Crores being the tax impact thereon has been reduced from the opening deferred tax liability. The net amount of Rs.8.60 Crores has been adjusted to opening balance of General Reserve.

Had this change not been made, the profit for the year (Net of Taxes) would have been higher by Rs.2.64 Crores and Reserves would have been higher by Rs.11.24 Crores.

c) During the year, the Reporting Company has acquired brand rights/trademark amounting to Rs. 42.14 (net) from Aditya Vikram Global Trading House Ltd., a subsidiary company which are being amortized over a period of 10 years, as it is lower than their estimated economic useful life determined by an independent evaluation and legal opinion. The difference between book value and the acquisition value in the books of Aditya Vikram Global Trading House Ltd. has been shown as loss on sale of fixed assets.

d) The Reporting Company has revised its estimated useful lives from the life/rates as per the schedule XIV of the Companies Act 1956 to useful life as stated in accounting policy of Depreciation and Amortization on the fast depreciating items like Office Computers, Vehicles and Furniture & Fixtures w.e.f. 1st April 2003. Consequently, additional depreciation of Rs.6.16 crores has been charged to profit and loss account for the year ended 31st March 2004.

7 The Reporting Company has realized an exceptional gain of Rs. 19.95 Crores on sale of Long Term Investment. An amount equivalent to above has been transferred to investment reserve to be used to meet permanent diminution, if any, that may arise in the future, in the value of present and future long term strategic investments.

8 PREVIOUS YEAR'S FIGURES

The CFS of the previous year included standalone unaudited financial statements of IDEA which were then available. Subsequently, audited CFS of IDEA (IDEA Consolidated) were available. In order to facilitate better comparison, previous year's figures of these CFS have been restated to include IDEA Consolidated in lieu of IDEA.

During the previous year, Birla Sunlife Insurance Company Limited (Birla Sunlife) was considered as Joint Venture in accordance with Accounting Standard (AS) 27 - Financial Reporting of Interest in Joint Ventures. In accordance with the limited revision to AS 27, Birla Sunlife is required to be consolidated as per AS 21 – Consolidation of Financial Statements instead of AS 27. Though the limited revision is applicable from the accounting period commencing on or after 1st April, 2004, the Reporting Company has decided to adopt it from the current year itself. Further, in order to facilitate better comparison, previous year's figures have been restated consolidating Birla Sunlife in accordance with AS 21.

The effect of the above restatements on the previous year's figures is as under:

	Restated Rs. Crores	Original Rs. Crores
Reserves & surplus	999.52	1,004.64
Policyholders funds	110.14	81.50
Loan Funds	436.70	421.38
Fixed Assets	949.11	933.98
Investments	342.53	298.53
Net Current Assets	369.99	389.04
Income	1,782.43	1,735.56
Expenses	1,624.62	1,561.06
Net Profit before minority Interest	12.66	32.50
Minority Sahreholders interest	(24.02)	(6.00)
Net Profit	36.68	38.50

9 Income from operations is shown net of excise duty, wherever applicable and Interest and Finance expense is shown net of interest income.

Rupees in Crores

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2004	Consolidated 31st March 2003
10 Estimated amount of Contracts remaining to be executed on Capital Account and not provided for (Net of advances)	17.52	11.66	29.18	9.12
11 Contingent Liabilities not provided for in respect of :				
a) Claims against the Companies not acknowledged as debts				
i) Income-tax	40.36	0.08	40.44	0.70
ii) Custom Duty	2.01	-	2.01	1.07
iii) Excise Duty	43.04	0.13	43.17	41.98
iv) Others	28.04	1.78	29.82	32.54
b) Bills discounted with banks	56.27	4.70	60.97	41.05
c) Corporate Guarantees given to Banks/ Financial Institutions for loans taken by subsidiary companies / other companies	112.42	6.32	118.74	97.66
d) Customs duty on capital goods and raw materials imported under advance licencing / EPCG scheme, against which export obligation is to be fulfilled.	19.55	20.12	39.67	4.95
e) Dividend on cumulative preference shares	0.39	3.76	4.15	1.47
f) Others	4.44	—	4.44	0.41
	306.52	36.89	343.41	221.83
12 Deferred Tax (Assets)/ Liability at the year end comprise timing difference on account of :				
Depreciation	137.04	-	137.04	139.55
Expenditure/Provisions allowable	(9.44)	-	(9.44)	(8.98)
MAT credit available for set-off in future years	-	-	-	(2.22)
Total	127.60	-	127.60	128.35

13 These consolidated financial statements (CFS) include the unaudited CFS of IDEA Cellular Limited (IDEA) as they have not been audited as of date.

14 Disclosure in respect of Related Parties pursuant to Accounting Standard 18

a) **List of Related Parties**

Key Management Personnel

Mr. K K Maheshwari, Manager (Indian Rayon And Industries Limited)

Enterprise having common key managerial personnel-

M/s Tanfac Industries Ltd.

b) The following transactions were carried out with the related parties in the ordinary course of the business

Rs. in Crores

		Current year	Previous year
15	Managerial Remuneration to Mr. K.K. Maheswari	0.84	0.75
	Sale of goods and services to Tanfac Industries Ltd.	4.52	3.42
	Amount recievable- M/s Tanfac Industries Ltd.	0.37	0.36
16	**Earnings per Share (EPS) is calculated as under :**		
	a Numerator -		
	-Net Profit after Tax and Minority Interest as disclosed in Profit & Loss account	32.53	36.68
	b Denominator - Weighted average number of Equity Shares outstanding		
	- Basic	59,881,902	59,876,742
	- Diluted	59,913,424	59,931,614
	c Nominal value of Shares (in Rs.)	10.00	10.00

17 For Segment Information - Refer Annexure I

18 For Cash flow statement - Refer Annexure II

Annexure – I

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2004

Rs. in Crores

(I) Primary Segments - Business	Garments		Rayon (Includes Caustic soda and allied Chemicals)		Carbon Black		Insulators (Includes Bushings, lighting & Surge Arrestors)		Textiles (Includes Spun Yarns, Fabrics)		Software		Insurance		Telecom		BPO		Others		Gross Total		Inter Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a Segment Revenue #																										
Sales to External Customers	391.94	326.07	335.17	338.01	340.30	327.84	154.35	130.18	393.20	348.31	85.98	71.21	549.88	151.01	55.56	39.04	57.28	—	41.66	40.11	2,405.31	1,771.98				
Inter Segment Revenue	—	—	—	—	—	—	—	0.19	0.88	0.08	0.03	0.07	—	—	—	—	—	—	6.07	9.56	6.98	9.90				
Total Segment Revenue	391.94	326.07	335.17	338.01	340.30	327.84	154.35	130.57	394.08	348.40	86.01	71.28	549.88	151.01	55.56	39.04	57.28	—	47.73	49.67	2,412.29	1,781.88	(6.98)	(9.90)	2,405.31	1,771.98
b Segment Result (PBIT)	(1.84)	(14.52)	77.93	97.12	64.68	58.59	12.87	22.94	6.55	9.90	(15.07)	(28.09)	(77.63)	(60.01)	2.72	(1.98)	(1.87)	—	5.95	5.40	74.29	89.34	—	—	74.29	89.34
Less-Interest and Finance charges																									32.36	40.75
Add:- Unallocable income net of Unallocable expenditure																									3.03	0.75
Profit before Tax and Exceptional items																									44.96	49.34
Loss/(Gain) due to Exceptional Items																									(17.26)	10.28
Profit before tax																									62.22	39.06
Provision for Current Tax																									45.28	10.72
Provision for Deferred Tax																									4.05	27.15
Tax Provision for earlier years written back																									—	(11.48)
Profit before Minority Interest																									12.88	12.66
Minority Interest																									(19.64)	(24.02)
Net Profit																									32.52	36.68
c Carrying amount of Segment Assets	306.41	272.43	331.86	311.66	389.85	324.18	126.22	90.93	188.93	200.30	17.95	49.98	743.00	234.99	158.84	146.75	66.54	—	37.36	90.28	2,386.97	1,721.80	(0.12)	—	2,386.85	1,721.80
Unallocated Assets																									394.14	366.75
Total Assets																									2,780.99	2,088.55
d Carrying amount of Segment Liabilities	64.17	72.11	67.44	50.76	56.87	55.68	29.89	14.91	15.54	25.42	12.66	12.28	636.09	160.34	21.54	16.30	12.75	—	2.00	2.50	938.97	410.29	(0.12)	—	938.85	410.29
Unallocated liabilities																									731.56	578.61
Total Liabilities																									1,670.41	988.90
e Cost incurred to acquire Segment fixed assets during the year	56.87	12.85	6.45	5.64	59.40	8.51	4.62	1.68	7.74	2.36	0.95	0.92	19.00	12.01	14.71	34.73	5.69	—	0.22	0.10	175.65	79.30	—	—	175.65	79.30
Unallocated assets																									0.33	5.47
f Depreciation / Amortization	24.83	15.49	21.46	20.20	14.91	13.15	3.28	3.86	17.20	18.81	8.14	8.77	12.46	9.08	14.21	12.64	4.97	—	4.14	6.01	125.60	108.00	—	—	125.60	108.00
Unallocated depreciation																									1.24	0.46

(II) Secondary segment – Geographical

The Company's operating facilities are located in India

	Current Year	Previous Year
Domestic Revenues	1825.72	1345.45
Exports Revenues	579.60	426.53
Total	2405.31	1771.98

\# Inter segment revenues are recognised on arm's length basis.

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2004

ANNEXURE II

(Rupees in Crores)

PARTICULARS		2003-04			2002-03	
A CASH FLOW FROM OPERATING ACTIVITIES						
Net Profit before tax		62.22			39.06	
Adjustments for :						
Depreciation	121.76			103.42		
Change in valuation of liabilities in respect of life policies	397.44			91.17		
Marketing & Technical know-how written-off	5.08			5.05		
Provision for doubtful debts	6.58			10.52		
Interest Expenses (Net)	32.36			40.75		
(Profit) / Loss on Fixed Assets sold	3.16			1.55		
(Profit) / Loss on Sale of Investments	(1.45)			(1.44)		
Dividend Income	(9.03)			(5.22)		
		555.90			245.80	
Exceptional items		(17.26)			10.28	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		600.86			295.14	
Adjustments for:						
Decrease / (Increase) in trade and other recievables	(21.58)			(47.99)		
Decrease / (Increase) in inventories	(29.65)			(38.99)		
Increase / (Decrease) in trade and other payables	96.17	44.94		66.37	(20.61)	
CASH GENERATED FROM OPERATIONS		645.80			274.53	
Income Taxes Refund (Paid) (net)		(41.20)			(5.98)	
Increase in miscellaneous expenditure		0.11			(2.19)	
NET CASH FROM OPERATING ACTIVITIES			604.71			266.36
B CASH FLOW FROM INVESTING ACTIVITIES						
(Purchase)/ Sale of Fixed Assets		(170.94)			(79.26)	
Acquisition of subsidiary (Net of Cash)		(63.03)			-	
Sale/demerger of Insulator division (Refer Note 2)		-			131.40	
Sale/ (Purchase) of Investments (net)		(483.69)			(138.64)	
Capital Subsidy		1.16			-	
Interest received		6.86			21.87	
Dividend received		9.03			5.22	
NET CASH (USED IN)/FROM INVESTING ACTIVITIES			(700.61)			(59.41)

C CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from issue of Shares to Minority	27.90		15.62	
Security Premium	0.08		53.40	
Proceeds from / (Repayment of) Borrowings (net)	154.05		(147.51)	
Dividends paid (including tax thereon)	(25.33)		(19.76)	
Interest and Finance Charges paid	(46.77)		(66.95)	
NET CASH (USED IN)/FROM FINANCING ACTIVITIES		109.93		(165.20)
NET INCREASE IN CASH AND EQUIVALENTS		14.03		41.75
CASH AND CASH EQUIVALENTS (OPENING BALANCE)		72.86		31.11
CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		86.89		72.86

Notes:

1) Cash and cash equivalents include:-

Cash, cheque in hand and remittance in transit	35.38	13.70
Balance with Banks	51.51	59.16
Total	86.89	72.86

2) Sale proceed includes equity shares of Rs. Nil (Previous Year Rs. 12.50 crores of Birla NGK Insulator Pvt. Ltd.)

3) Previous year's figures have been regrouped / rearranged to conform to the current year's presentation, wherever necessary.

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

	Aditya Vikram Global Trading House Limited		Birla Sun Life Insurance Company Limited	Birla Technologies Limited	Laxminarayan Investment Limited	PSI Data Systems Limited	Transworks Information Services Limited	Transworks IT Services (India) Limited	Transworks Inc, USA	
1 The period of the Subsidiary Company	1st April 2003 to 31st March 2004		1st April 2003 to 31st March 2004	1st April 2003 to 31st March 2004	1st April 2003 to 31st March 2004	1st April 2003 to 31st March 2004	1st July 2003 to 31st March 2004	1st July 2003 to 31st March 2004	1st July 2003 to 31st March 2004	
2 Extent of interest in Subsidiary Company Equity Share Capital	US$ 8.5 Lacs	Rs. 370.00 Lacs	Rs.29000.00 Lacs	Rs. 980.04 Lacs	Rs. 1109.30 Lacs	Rs. 755.03 Lacs	Rs. 157.38 Lacs	Rs. 39.00 Lacs	US $ 7.00 lacs	Rs. 332.96 Lacs
% Share held by Indian Rayon And Industries Limited and its Subsidiaries	100.00%		74.00%	100.00%	100.00%	70.35%	100.00%	100.00%	100.00%	
3 Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Indian Rayon and Industries Ltd	US$ in Lacs	Rs. in Lacs	Rs.in Lacs	Rs.in Lacs	Rs.in Lacs	Rs.in Lacs	Rs.in Lacs	Rs.in Lacs	US$ in Lacs	Rs.in Lacs
a) not dealt with in the Accounts of the Company										
(i) For the financial year of the subsidiary	(2.22)	(78.02)	(5,752.90)	(598.57)	44.51	(1,470.55)	(307.66)	75.55	0.36	10.14
(ii) For the previous financial years since it became the subsidiary of the Company	4.51	176.34	(7,612.00)	(807.25)	229.45	(1,740.48)	-	-	-	-
b) dealt with in the Accounts of the subsidiary Company										
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
4 Additional Information u/s 212 (5)	Not Applicable		Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	

Notes :

1. PSI Data Systems Ltd. held 73.91% of Equity Share capital of 4600 shares of Rs.1000/- in PSI Kalinga Ltd., Bhubaneswar. As the Balance Sheet and Profit & Loss A/c of the said subsidiary for the years ended 31.03.2003 and 2004 are not available, the details pertaining to that Company are not given. The Hon'ble High Court of Orissa has passed orders on 18th April, 2003 for winding up of PSI Kalinga Ltd.
2. Transworks IT Services (India) Limited is in the process of amalgamation with Transworks Information Services Limited. Petitions for sanctioning the Scheme of Amalgamation have been filed by these companies with respective High Courts.
3. The Department of Company Affairs, Government of India vide its order No. 47/140/2003-CL-III dated 2nd April, 2004 issued under section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the documents of subsidiaries of the Company required to be attached to the Company's accounts for the year ending on 31st March, 2004 under section 212(1) of the Companies Act, 1956.

   However, annual accounts of the subsidiary companies and the related detailed information will be made available to the investors of the company and the subsidiaries of the Company seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

Mumbai, 29th April'04

DEVENDRA BHANDARI
Company Secretary

ADESH GUPTA
President & CFO

Directors : B. L. SHAH
B. R. GUPTA
TARJANI VAKIL

Prominent Aditya Birla Group of Companies / JVs in India

The Aditya Birla Group enjoys a leadership position in all the sectors in which it operates

I Indian Rayon & its Associates

Indian Rayon And Industries Limited	: Viscose Filament Yarn, Branded Apparels, Carbon Black, Textiles (Spun Yarn & Fabrics)

Subsidiaries

• **Birla Sun Life Insurance Company Limited** [JV with Sun Life Financial Inc of Canada]	: Life Insurance
• **PSI Data Systems Limited & its subsidiary**	: Software Services
- **Birla Technologies Limited**	
• **TransWorks Information Services Limited & its subsidiary**	: Business Process Outsourcing
- **TransWorks IT Services (India) Limited**	
• **Laxminarayan Investment Limited**	: Investment

Joint Ventures

• **Birla NGK Insulators Private Limited**	: Insulators
• **Idea Cellular Limited**	: Telecom

II OTHERS

• **Grasim Industries Limited & its subsidiary**	: Viscose Staple Fibre, Cement, Sponge Iron, Textiles, Chemicals
- **Shree Digvijay Cement Company Limited**	: Cement
• **Hindalco Industries Limited & its subsidiaries**	: Aluminium, Copper
- **Indian Aluminium Company Limited**	: Aluminium
- **Bihar Caustic And Chemicals Limited**	: Caustic Soda, Liquid Chlorine, Hydrochloric Acid
• **Indo Gulf Fertilisers Limited**	: Fertilisers
• **Birla Global Finance Limited & its JVs**	: Financial Services
- **Birla Sun Life Asset Management Company Limited**	: Investment / Mutual Fund
- **Birla Sun Life Distribution Company Limited**	: Investment Advisory
- **Birla Sun Life Trustee Company Limited**	: Trustee of Birla Mutual Fund
- **Birla Insurance Advisory Services Limited**	: General Insurance Advisory
• **HGI Industries Limited**	: Malleable Iron Castings, Industrial Gases
• **Tanfac Industries Limited**	: Fluorine products


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